MARRIOTT INTERNATIONAL, INC.

2004 ANNUAL REPORT


JW MARRIOTT

lgari Hotels & Resorts® developed in partnership with veler and luxury goods designer Bulgari SpA, is a llection of sophisticated and intimate luxury properties ated in gateway cities and exclusive resort destinations. ch property features Bulgari's striking contemporary erpretation of true luxury in design and cuisine. The st property, the Bulgari Hotel Milano, opened in May 04 and has established itself as the place to stay and dine Milan. The Bulgari Resort Bali will open in late 2005 th 56 private villas, two restaurants and comprehensive a facilities in a spectacular sea-view setting.

arriott Resorts is our award-winning portfolio of stinctive properties in the world's most sought-after stinations. Designed for travelers seeking memorable d rewarding experiences, Marriott Resort locations offer tentive service and exceptional amenities, with many aturing world-class golf and spa facilities.

ringHill Suites by Marriott® offers upper-moderate iced suites that are spacious enough for working, laxing and preparing light meals. SpringHill Suites mbines Marriott hospitality with a newly enhanced mplimentary continental breakfast, which offers asonal items and hot choices. The suites are up to 5 percent larger than traditional hotel rooms, and ature a pantry area with a small refrigerator, sink and icrowave, and free high-speed internet access. There e over 120 locations across North America.

wnePlace Suites by Marriott® offers an affordable ome for moderate-tier travelers on extended-stay trips. 'ith comfortable, casual suites and 24-hour staff, wnePlace Suites provides a neighborhood-style living xperience at an exceptional value. A fully equipped itchen, ample work area, separate voice and data lines, nd free high-speed internet access in guest rooms help uests balance work and personal time. An exercise room, ool and barbecue offer guests a chance to relax. There re 115 TownePlace Suites locations in the United States.

lorizons by Marriott Vacation Club® offers flexible acation ownership at an affordable price. Each unctional, family-friendly, two-bedroom villa ccommodates up to eight guests and includes many omforts of home, such as roomy living and dining areas, rivate balcony, full kitchen and washer/dryer. Horizons esorts are thoughtfully designed to be active vacation ommunities, with themed amenities and activities for all ges. There are two Horizons locations: Orlando, Florida, nd Branson, Missouri.

JW MARRIOTT.
HOTELS & RESORTS

JW Marriott® Hotels & Resorts is a distinctive collection of Marriott's most luxurious hotels providing the attentive personal service, elegant accommodations and extensive array of amenities required by the world's most discerning travelers. There are more than 30 JW Marriott Hotels & Resorts properties located in key business and leisure destinations throughout the world.

RENAISSANCE.
HOTELS & RESORTS

For travelers who find life on the road exhilarating, Renaissance® Hotels & Resorts are unique places to explore and savor. Come experience the fashionable and whimsical designs of Renaissance's 130-plus hotels, each with its own story to tell. The new guest rooms will include flat-panel LCD TVs and high-speed connectivity; amenities by LATHER®; and signature bedding with luxurious duvets, sheets and oversized headboards. Our service is crisp, attentive and respectful, and our restaurants are well-defined with great, interesting food and engaging service.

FAIRFIELD INN Marriott

Fairfield Inn by Marriott® is Marriott's most affordable welcome, offering superior value for both business and leisure travel. In addition to clean and comfortable guest rooms, Fairfield Inn provides free high-speed internet and local calls, swimming pool and complimentary continental breakfast. Fairfield Inn & Suites℠ properties also include uniquely designed suites, an exercise room and enhanced amenities. There are nearly 520 Fairfield Inn and Fairfield Inn & Suites locations across the United States.

Marriott.
EXECUTIVE APARTMENTS

Marriott Executive Apartments® is the ideal answer when international travel takes guests away from home a little bit longer. Offering studios to three-bedroom apartments, Marriott Executive Apartments delivers the comforts of home plus the indulgence of quality hotel services, including around-the-clock staffing, housekeeping and laundry service. The living areas offer fully equipped kitchens and dedicated work and relaxation areas. There are 10 Marriott Executive Apartments in key international gateway cities.

Marriott
GRAND RESIDENCE CLUB

Marriott Grand Residence Club® combines the advantages of second home ownership with the services and amenities of a fine hotel, as well as the benefits of exchange to worldwide destinations. Locations include South Lake Tahoe, California, and London's Mayfair district.

With 75 Marriott International spas worldwide, guests can revive their minds and bodies with a Thai massage in Bangkok, a Lomi Lomi massage in Hawaii or a hot stone massage in Phoenix.



Marriott.
CONFERENCE CENTERS

At Marriott Conference Centers, it's not all work, no play. Our Conference Centers provide special meeting expertise and technical support as well as a variety of social and leisure environments, a combination that ensures creative and effective meetings for small- to mid-size groups. Located near major cities, Marriott Conference Centers offer distraction-free, retreat-style surroundings for the "Ultimate Meeting Experience®."

Marriott.
EXECUSTAY

Marriott ExecuStay,® a leading U.S. corporate apartment provider, offers temporary housing to travelers who prefer the spaciousness and privacy of an apartment. ExecuStay finds the right solution for each traveler and delivers a fully furnished, accessorized apartment with as little as one day's notice. Residents enjoy biweekly housekeeping and exceptional 24-hour customer service. ExecuStay apartments are located in most major cities across the United States.

THE RITZ-CARLTON CLUB®

The Ritz-Carlton Club® is a luxury-tier, fractional ownership real estate product combining the benefits of second home ownership with the personalized services and amenities that are hallmarks of The Ritz-Carlton Hotel Company. Designed as a private club, members may stay at their home Club or choose from other Ritz-Carlton Clubs in ski, golf and beach destinations. There are four Ritz-Carlton Club resorts: St. Thomas, U.S. Virgin Islands; Aspen and Bachelor Gulch, Colorado; and Jupiter, Florida.

LUXURY LODGING



With more than 50 luxury hotels and resorts worldwide, The Ritz-Carlton® Hotel Company offers business and leisure travelers traditional and contemporary hotel designs, world-class spas and championship golf. A winner of the Malcolm Baldrige National Quality Award and the J.D. Power and Associates North America Hotel Guest Satisfaction Index Study,℠ the prestigious Ritz-Carlton name has become synonymous with the finest personal service.

FULL-SERVICE LODGING



Marriott® Hotels & Resorts is our flagship brand, designed to inspire guests who are driven to perform. With more than 450 upscale hotels and resorts worldwide, Marriott provides warm communities where guests experience professionalism, purposeful luxury, and a culture of caring service. The new Marriott guest rooms will include the Revive® Collection of luxury bedding, elegantly appointed bathrooms with aromatherapy amenities, state-of-the-art flat-panel LCD TVs and high-speed internet connectivity. Guests also enjoy destination restaurants and upgraded fitness centers.

SELECT-SERVICE LODGING



Courtyard by Marriott,® the preeminent brand in the upper-moderate price sector, has over 650 hotels in 21 countries and territories. Courtyard's customer-focused design provides guests a consistently high-quality experience. Courtyard's enhanced breakfast menu offers a choice between a hot buffet or a selection of freshly prepared items. Business travelers know they can expect a great guest room that combines comfort and functionality, including free high-speed internet access. Business and leisure travelers count on Courtyard to put them in control so they can leave feeling restored.

EXTENDED-STAY AND CORPORATE LODGING



Residence Inn by Marriott,® the leading extended-stay brand, helps guests feel connected while away from home. Spacious suites with full kitchens and separate areas for sleeping, working, relaxing and eating offer homelike comfort and functionality. Guests experience a true sense of community as they interact with our friendly staffs, enjoy our enhanced complimentary hot breakfast, and mingle at our evening social hours. There are more than 450 Residence Inn hotels.

OWNERSHIP RESORTS



Marriott Vacation Club℠ International is a recognized worldwide leader in the vacation ownership industry. MVCI offers a lifetime of memorable vacations, with flexible options including trade for Marriott Rewards® points or exchange to other destinations around the globe. Spacious one-, two- and three-bedroom villas provide separate living and dining areas, master bedroom with whirlpool tub, private balcony, full kitchen and washer/dryer. There are more than 40 MVCI resorts in the United States, the Caribbean, Europe and Asia.


GROSVENOR HOUSE

MISION: TO BE THE NUMBER ONE LODGING COMPANY IN THE WORLD.

ABOVE: Historic Grosvenor House offers its guests a rare blend of fine British tradition and style, contemporary facilities, first-class services and amenities, and spacious surroundings in an exclusive location overlooking London's Hyde Park. COVER: The JW Marriott Ihilani® Resort & Spa



BRAND LEADERSHIP

MARRIOTT'S JOURNEY TO BECOMING A GLOBAL LODGING LEADER HAS BEEN A LONG AND DISTINGUISHED ONE. THE COMPANY HAS MORE THAN 2,600 HOTEL, RESORT AND TIMESHARE PROPERTIES, PLUS CORPORATE HOUSING APARTMENTS, ACROSS 17 DISTINCTIVE BRANDS. AT THE RITZ-CARLTON, BERLIN (ABOVE), GUESTS ENJOY THE TRADITIONAL STYLE OF A GRAND ART DÉCO HOTEL WITH MODERN COMFORT AND UNSURPASSED SERVICE.

TO OUR SHAREHOLDERS



WILLIAM J. SHAW
PRESIDENT AND CHIEF OPERATING OFFICER

J.W. MARRIOTT, JR.
CHAIRMAN AND CHIEF EXECUTIVE OFFICER

These are exciting times for Marriott International. In 2004, business travel rebounded, leisure demand reached new heights, and each of our 17 lodging and timeshare brands benefited from the strong recovery. Marriott's diluted earnings per share from continuing operations increased 27 percent to $2.47, and—in what is perhaps the measure that matters most—guest preference for our brands continued to significantly lead our competitors. Altogether, these factors increased our stock price to a historic high in 2004, on the strength of Marriott's outstanding associates, our superior business model and a culture committed to service.

Marriott's management and franchise fee revenue totaled $873 million in 2004, 18 percent higher than 2003 levels. Cash flow from operations also totaled nearly $900 million for the year, while dividends and share repurchases returned a record $700 million to shareholders. Total debt, net of cash, declined 55 percent in 2004 to $555 million, the lowest level since 1998. As the leading lodging management and franchising company, the hotels and resorts in Marriott's portfolio have a total value of approximately $70 billion. However, as a manager and franchisor of these assets, Marriott's return on its own invested capital was 14.1 percent in 2004, which we believe was substantially higher than other major public U.S. lodging companies.

FORCES OF CHANGE

The lodging industry is changing rapidly, and Marriott is well-positioned to benefit. Strong owner and franchisee preference, as well as demand for our brands, has allowed us to add strategically to our lodging portfolio with little new Marriott-invested capital. Because of the power of our brands and our ability to generate value for our owners and franchisees, Marriott management contracts are generally among those with the longest terms in the industry.

In the United States, lodging demand surged while supply growth remained low during 2004. The U.S. lodging industry added only 60,000 rooms for a total

CONTENTS

FINANCIAL HIGHLIGHTS

($ in millions, except per share amounts)	2004	2003	Change
Revenues[1]	**$10,099**	$9,014	12%
Operating income	**$ 477**	$ 377	27%
Income from continuing operations	**$ 594**	$ 476	25%
Diluted earnings per share[1]	**$ 2.47**	$ 1.94	27%

[1] *From continuing operations.*

of nearly 4.5 million rooms, and construction levels remain at historic lows. On the other hand, demand for U.S. lodging increased 4.5 percent during 2004, with an additional 4.1 percent increase projected in 2005. Given these trends, our long-term outlook for U.S. hotel revenue per available room (RevPAR) growth has rarely been more bullish.

The RevPAR of our comparable company-operated North American properties increased 8.6 percent in 2004, and our house profit margins increased 80 basis points. This attracts yet more growth, as owners and franchisees of competitor hotels seek to improve their profitability by converting to one of our flags. In 2004, nearly 40 percent of the rooms we added were conversions from other brands, driving customer preference and results for our entire system. Marriott's U.S. market share has more than doubled over the past 15 years, rising from 4 to 8.4 percent.

Other trends track with the strategy we've put in place. Globalization continues to reshape the lodging industry as international travel continues to surge and business and leisure travelers around the world show a greater preference for established quality brands. The World Travel & Tourism Council projects that global travel demand will increase approximately 5 percent in 2005 and 4 percent annually through 2015, fueled in part by a growing global middle class. The Chinese, in particular, are beginning to travel abroad, and great new opportunities will be born as that trend accelerates.

OPPORTUNITIES FOR GROWTH

With operations in nearly 70 countries and territories, Marriott is well-prepared to serve this growing demand.



GLOBAL EXPANSION

WITH HOTELS IN NEARLY 70 COUNTRIES AND TERRITORIES, MARRIOTT HAS SIGNIFICANT WORLDWIDE DISTRIBUTION. WE EXPECT TO ADD 25,000 TO 30,000 ROOMS IN 2005, AS WE CONTINUE OUR GROWTH IN GLOBAL GATEWAY CITIES AND EMERGING MARKETS. IN CHINA, MARRIOTT OFFERS MORE THAN 25 HOTELS, INCLUDING THE JW MARRIOTT HOTEL SHANGHAI AT TOMORROW SQUARE (ABOVE), WHICH FEATURES LUXURIOUS ACCOMMODATIONS AND SPECTACULAR VIEWS OF DOWNTOWN SHANGHAI.

In 2004, room nights of international guests visiting our U.S. hotels increased 19 percent. Our non-U.S. hotels also sold 13 percent more room nights in 2004 than in 2003 due to stronger demand and broader distribution. That demand is driving expansion to new gateway cities outside the United States, as well as new secondary and tertiary U.S. markets. In 2004, we added more than 160 new hotels with more than 27,000 rooms. Among the many exciting openings were the London Marriott Hotel West India Quay, the Sanya Marriott Resort & Spa in China and the Renaissance St. Petersburg Baltic Hotel in Russia. As of year-end, there were over 55,000 rooms in our development pipeline worldwide.

The increase in global wealth also contributed to much higher demand for luxury lodging in 2004. Worldwide, The Ritz-Carlton's revenue per available room increased nearly 16 percent in constant dollars, the highest growth rate of all our brands. In response to this developing demographic trend, our JW Marriott Hotels & Resorts brand continues to grow and meet the demands of the luxury market, and we opened the first hotel of our third luxury brand, Bulgari Hotels & Resorts.

Business travel continues to be the engine that drives our revenue. Today, more and more business travelers select hotels that help them be more productive. Globally, Marriott also offers nearly 23 million square feet of space for meetings and conventions, complemented by extraordinary food service and amenities.

Our timeshare business provides a lifetime of memorable vacations for leisure travelers. With the largest market share in this rapidly growing $10 billion industry, Marriott's four timeshare brands provide a variety of vacation experiences. The fastest growing of these brands, The Ritz-Carlton Club, offers fractional ownership of an elegantly furnished residence or second home in the finest resort communities, with the deluxe, personalized services and amenities that customers have come to expect from The Ritz-Carlton.

THE GUEST EXPERIENCE

At Marriott, our commitment to excellence means we're always looking for new ways to delight our guests and bring them a total "experience." This inspired approach to hospitality, "the new look and feel of Marriott," is influenced by the world's foremost innovations in design, technology, culinary expertise, service and comfort.

This evolution is already evident across all of our brands, in new hotel designs, exotic destinations, enhanced fitness centers, sumptuous spas and expanded culinary offerings, as well as our new luxury bedding. From our luxury to moderately priced segments, each brand will be more upscale and attuned to customer needs than ever before.

Customer demand for technology is rising as well, and we're responding. With high-speed internet access at nearly all of our hotels, and nearly 2,000 hotels offering Wi-Fi, we lead the industry in keeping our customers connected. We are developing and testing new systems, including check-in via lobby kiosks and wireless handheld devices, as well as pre-arrival e-mail confirmations that provide customers with local and hotel-specific information prior to their stay.

We're also using technology behind the scenes to improve performance and enhance guest satisfaction. Our reservation and yield management systems have outperformed the industry for many years. We have the largest, fastest, most user-friendly web site in the industry. Marriott.com attracts almost six million visitors every month. In early 2006, we will pilot a consolidated inventory system—an industry first that will allow us to yield-manage guest room and meeting space simultaneously.

SPIRIT TO SERVE®

And yet, for all of our innovations and superior properties, what makes Marriott truly special is our "spirit to serve"—a spirit demonstrated by the outstanding service of our 133,000 associates. They have earned the customer preference and brand leadership we enjoy today. Leaders throughout Marriott are compensated using a balanced scorecard that factors associate satisfaction, as well as customer satisfaction and profitability, on the proven theory that if we take good care of our associates, they'll take good care of our guests.

As 2004 made clear and 2005 will prove again, the only thing constant about the hospitality industry is change. The global marketplace is more competitive than ever. Today's customer wants it all: comfort and style, excitement and sophistication, warmth and reliability. With the most comprehensive portfolio of brands, a very strong balance sheet, the industry's most experienced management team, owners and franchisees committed to excellence, and the most skilled and attentive associates anywhere in the hospitality industry, Marriott will continue to deliver superior value to guests and shareholders alike.

J.W. Marriott, Jr.

J.W. MARRIOTT, JR.
Chairman and Chief Executive Officer

William J. Shaw

WILLIAM J. SHAW
President and Chief Operating Officer

March 1, 2005



DESIGN INNOVATION

NEWLY DESIGNED GUEST ROOMS ARE MORE IN TUNE WITH CUSTOMER NEEDS THAN EVER BEFORE. THE NEW MARRIOTT HOTELS & RESORTS GUEST ROOM BALANCES PROGRESSIVE DESIGN AND STYLE WITH TIMELESS SOPHISTICATION AND EVOKES A SENSE OF HOME, WITH STATE-OF-THE ART TECHNOLOGY AND ENTERTAINMENT SYSTEMS, LUXURIOUS BEDDING, ELEGANTLY APPOINTED BATHROOMS AND CUSTOM AROMATHERAPY AMENITIES.



CUSTOMIZED EXPERIENCE

MANY OF OUR HOTELS FEATURE "DESTINATION" RESTAURANTS THAT ARE AS POPULAR WITH LOCAL CLIENTELE AS THEY ARE WITH HOTEL GUESTS. CASUAL ELEGANCE, CELEBRITY CHEFS AND DISTINCTIVE CONCEPTS MAKE EACH RESTAURANT TRULY UNIQUE.




REGISTRATION

Residence Inn (above), the brand that introduced extended stay 30 years ago and remains the leader in the category, is refreshing many of its properties with modern residential touches, brighter color schemes and updated kitchens and bathrooms.

Courtyard (right), the first upper-moderate hotel brand designed "for business travelers, by business travelers," is also reinventing its hotels by introducing fresh, crisp designs for guest rooms, lobbies and public spaces.



FOSTERING DIVERSITY

Diversity is more than a goal at Marriott. From our associates to our vendors, owners and franchisees, to our customers and communities, we thrive on the differences that give our company its unique strength.

- Marriott has been named a best company to work for and do business with by many respected organizations and publications, including *Fortune, Latina Style, Working Mother, Essence, DiversityInc* and the NAACP.
- We surpassed our goal of 7 percent spending with minority- and women-owned businesses, reaching 10 percent, and set a new goal of spending $1 billion over the next five years.
- Over 10 percent of Marriott's franchise properties are owned by minorities and women. We are committed to doubling the number of properties owned by minorities and women over the next five years.

ENRICHING OUR COMMUNITIES

Through our "Spirit To Serve Our Communities" program, we are fulfilling our pledge to help make all of our communities better places to live and work.

- We continue to partner with Habitat for Humanity International on home builds throughout the world. In the U.S., we launched Fairfield Inn's "Hospitality at Home" program.
- Marriott was recognized as a finalist for the U.S. Chamber of Commerce's prestigious 2004 Corporate Stewardship Large Business Award.
- We are working with the International Federation of Red Cross and Red Crescent Societies, United Way International and other agencies to assist communities affected by natural disasters.
- We marked the 22nd anniversary of Marriott's support of Children's Miracle Network, totaling over $35 million in company donations and associate fundraising.

SAFEGUARDING OUR ENVIRONMENT

Marriott's "spirit to serve" philosophy extends to critical environmental issues. Our Environmentally Conscious Hospitality Operations (ECHO) program promotes eco-friendly practices at our hotels worldwide.

- We became the first hospitality recipient of the Alliance to Save Energy's Star of Energy Efficiency Award, reflecting our efforts to improve the environment through energy-saving practices and improved energy performance.
- Marriott was named "Partner of the Year" by the U.S. Environmental Protection Agency for reducing greenhouse gas emissions by 64,000 tons annually.
- Marriott associates volunteered for local environmental projects, such as neighborhood clean-up campaigns, planting indigenous trees in local parks and caring for the natural habitats of various species of wildlife.

OUR RICH CULTURE

MARRIOTT'S "SPIRIT TO SERVE" PHILOSOPHY IS ALL ABOUT TAKING CARE OF PEOPLE—BEING A GREAT PLACE TO WORK, CHAMPIONING DIVERSITY, HELPING NEIGHBORS IN NEED, FOSTERING EDUCATION AND CAREER OPPORTUNITIES, AND CONTRIBUTING TO THE SUCCESS OF OUR COMMUNITIES. OUR RICH CULTURE IS THE FOUNDATION FOR OUR SUCCESS, AND WE ARE PROUD TO SET THE STANDARD FOR OUR INDUSTRY.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

BUSINESS AND OVERVIEW

We are a worldwide operator and franchisor of 2,632 hotels and related facilities. Our operations are grouped into five business segments: Full-Service Lodging, Select-Service Lodging, Extended-Stay Lodging, Timeshare and Synthetic Fuel. In our Lodging business, we operate, develop and franchise under 13 separate brand names in 66 countries and territories. We also operate and develop Marriott timeshare properties under four separate brand names.

We earn base, incentive and franchise fees based upon the terms of our management and franchise agreements. Revenues are also generated from the following sources associated with our timeshare business: (1) selling timeshare intervals, (2) operating the resorts, and (3) financing customer purchases of timesharing intervals. In addition, we earn revenues and generate tax credits from our synthetic fuel joint ventures.

We evaluate the performance of our segments based primarily on the results of the segment without allocating corporate expenses, interest expense and interest income. With the exception of our Synthetic Fuel segment, we do not allocate income taxes to our segments. As timeshare note sales are an integral part of the timeshare business, we include timeshare note sale gains in our timeshare segment results, and we allocate other gains as well as equity income (losses) from our joint ventures to each of our segments.

Lodging supply growth in the United States was low during 2004, while demand growth was high. In the United States, demand was strong in the Eastern and Western regions, while the Midwestern and South Central regions experienced more moderate increases in demand. Demand associated with business travel improved steadily in 2004, and leisure demand remained high. The weak U.S. dollar in relation to other currencies, particularly the euro, resulted in increased travel into the U.S. as overseas trips for many international travelers were less expensive. Conversely, many U.S. vacationers who might have traveled abroad, traveled domestically instead, as the weak dollar made overseas trips more costly.

Outside of the U.S. we experienced stronger demand versus the prior year, particularly in Asia and the Middle East. While demand in Latin America and the Caribbean was also good, Europe remains a challenge, as some economies have been slow to rebound.

We focus on increasing value for the consumer and "selling the way the customer wants to buy." Our Look No Further® Best Rate Guarantee, strong Marriott Rewards loyalty program, and information-rich, easy-to-use web site encourage customers to make reservations through Marriott.com. We have complete control over our inventory and pricing and utilize online agents on an as-needed basis. The shift of hotel bookings to our web site from other online channels results in higher revenue, margins and profitability.

By the end of 2004, we had high-speed internet access available in over 2,400 hotels, far outpacing our competition, and we had wireless internet access in lobbies, meeting rooms and public spaces in more than 1,900 hotels.

CONSOLIDATED RESULTS

The following discussion presents an analysis of results of our operations for fiscal years ended December 31, 2004, January 2, 2004 (which we refer to as "2003"), and January 3, 2003 (which we refer to as "2002").

CONTINUING OPERATIONS

Revenues

2004 COMPARED TO 2003

Revenues increased 12 percent to $10,099 million in 2004, primarily reflecting higher fees related to increased demand for hotel rooms and unit expansion, as well as strong sales in our Timeshare segment.

2003 COMPARED TO 2002

Revenues increased 7 percent to $9,014 million in 2003, reflecting revenue from new lodging properties, partially offset by lower demand for hotel rooms and consequently lower fees to us.

Operating Income

2004 COMPARED TO 2003

Operating income increased $100 million to $477 million in 2004. The increase is primarily due to higher fees, which are related both to stronger REVPAR, driven by increased occupancy and average daily rate, and to the growth in the number of rooms, and strong timeshare results, which are mainly attributable to strong demand and improved margins, partially offset by higher general and administrative expenses. General, administrative and other expenses increased $84 million in 2004 to $607 million, primarily reflecting higher administrative expenses in both our lodging ($55 million) and timeshare businesses ($24 million), primarily associated with increased overhead costs related to the Company's unit growth and increased development costs primarily associated with our Timeshare segment, and a $10 million reduction in foreign exchange gains, offset by $6 million of lower litigation expenses.

2003 COMPARED TO 2002

Operating income increased 17 percent to $377 million in 2003. The favorable comparisons to 2002 include the impact of the $50 million write down of goodwill recorded in 2002 associated with our ExecuStay business, the 2003 receipt of $36 million of insurance proceeds associated with lost management fees resulting from the destruction of the Marriott World Trade Center hotel and lower 2003 operating losses from our synthetic fuel operation. In 2003, the synthetic fuel business generated operating losses of $104 million, compared to $134 million in 2002. Operating income in 2003 was hurt by $53 million of lower incentive fees, which resulted from the weak operating environment in domestic lodging. General, administrative and other expenses increased $13 million in 2003 to $523 million, reflecting higher litigation expenses related to two continuing and previously disclosed lawsuits, partially offset by the impact of the additional week in 2002 (our 2002 fiscal year included 53 weeks compared to 52 weeks in 2003). The expenses also reflect foreign exchange gains of $7 million, compared to losses of $6 million in 2002.

Gains and Other Income

The following table shows our gains and other income for the fiscal years ended December 31, 2004, January 2, 2004, and January 3, 2003.

($ in millions)	2004	2003	2002
Timeshare note sale gains	**$ 64**	$ 64	$ 60
Synthetic fuel earn-out payments received, net	**28**	—	—
Gains on sales of real estate	**44**	21	28
Gains on sales of joint venture investments	**19**	21	44
Other	**9**	—	—
	$164	$106	$132

Interest Expense

2004 COMPARED TO 2003

Interest expense decreased $11 million to $99 million, reflecting the repayment of $234 million of senior debt in the fourth quarter of 2003 and other subsequent debt reductions, partially offset by lower capitalized interest resulting from fewer projects under construction, primarily related to our Timeshare segment.

2003 COMPARED TO 2002

Interest expense increased $24 million to $110 million, reflecting interest on the mortgage debt assumed in the fourth quarter of 2002 associated with the acquisition of 14 senior living communities, and lower capitalized interest resulting from fewer projects under construction, primarily related to our Timeshare segment. In the fourth quarter of 2003, $234 million of senior debt was repaid. The weighted average interest rate on the repaid debt was 7 percent.

Interest Income, Provision for Loan Losses, and Income Tax

2004 COMPARED TO 2003

Interest income, before the provision for loan losses, increased $17 million (13 percent) to $146 million, reflecting higher loan balances, including the $200 million note collected in the third quarter of 2004 related to the acquisition by Cendant Corporation of our interest in the Two Flags joint venture and higher interest rates. We recognized $9 million of interest income associated with the $200 million note, which was issued early in the 2004 second quarter. Our provision for loan losses for 2004 was a benefit of $8 million and includes $3 million of reserves for loans deemed uncollectible at three hotels, offset by the reversal of $11 million of reserves no longer deemed necessary.

Income from continuing operations before income taxes generated a tax provision of $100 million in 2004, compared to a tax benefit of $43 million in 2003. The difference is primarily attributable to the impact of the synthetic fuel joint ventures, which generated a tax benefit and tax credits of $165 million in 2004, compared to $245 million in 2003 and to higher pre-tax income. In the third quarter of 2003, we sold a 50 percent interest in our synthetic fuel joint ventures, and we currently consolidate the joint ventures.

2003 COMPARED TO 2002

Interest income increased $7 million (6 percent) to $129 million. Our provision for loan losses for 2003 was $7 million and includes $15 million of reserves for loans deemed uncollectible at six hotels, offset by the reversal of $8 million of reserves no longer deemed necessary.

Income from continuing operations before income taxes and minority interest generated a tax benefit of $43 million in 2003, compared to a tax provision of $32 million in 2002. The difference is primarily attributable to the impact of our synthetic fuel operation, which generated a tax benefit and tax credits of $245 million in 2003, compared to $208 million in 2002. Excluding the impact of the synthetic fuel operation, our pre-tax income was lower in 2003, which also contributed to the favorable tax impact.

Our effective tax rate for discontinued operations increased from 15.7 percent to 39 percent due to the impact of the taxes in 2002 associated with the sale of stock in connection with the disposal of our Senior Living Services business.

Minority Interest

Minority interest increased from an expense of $55 million in 2003 to a benefit of $40 million in 2004, primarily as a result of the change in the ownership structure of the synthetic fuel joint ventures following our sale of 50 percent of our interest in the joint ventures. Due to the purchaser's put option, which expired on November 6, 2003, minority interest for 2003 reflected our partner's share of the synthetic fuel operating losses and its share of the associated tax benefit, along with its share of the tax credits from the June 21, 2003, sale date through the put option's expiration date, when we began accounting for the ventures under the equity method of accounting. For 2004, minority interest reflects our partner's share of the synthetic fuel losses from March 26, 2004 (when we began consolidating the ventures due to the adoption of FIN 46(R)), through year-end. For additional information, see the discussion relating to our "Synthetic Fuel" segment on page 19.

Income from Continuing Operations

2004 COMPARED TO 2003

Income from continuing operations increased 25 percent to $594 million, and diluted earnings per share from continuing operations increased 27 percent to $2.47. The favorable results were primarily driven by strong hotel demand, new unit growth, strong timeshare results, higher interest income reflecting higher balances and rates, lower interest expense due to debt reductions, lower loan loss provisions, stronger synthetic fuel results and increased gains of $58 million, partially offset by higher income taxes excluding the synthetic fuel impact, and higher general and administrative expenses.

2003 COMPARED TO 2002

Income from continuing operations increased 8 percent to $476 million, and diluted earnings per share from continuing operations advanced 11 percent to $1.94. Synthetic fuel operations contributed $96 million in 2003 compared to $74 million in 2002. Our lodging financial results declined $5 million to $702 million in 2003. The comparisons

from 2002 benefit from the $50 million pre-tax charge to write down acquisition goodwill for ExecuStay in 2002, offset by the $44 million pre-tax gain on the sale of our investment in Interval International in 2002, and further benefit from our 2003 receipt of a $36 million insurance settlement for lost management fees associated with the New York Marriott World Trade Center hotel, which was destroyed in the 2001 terrorist attacks.

Marriott Lodging

We consider lodging revenues and lodging financial results to be meaningful indicators of our performance because they measure our growth in profitability as a lodging company and enable investors to compare the sales and results of our lodging operations to those of other lodging companies.

Revenues

($ in millions)	**2004**	**2003**	**2002**
Full-Service	**$ 6,611**	$5,876	$5,508
Select-Service	**1,118**	1,000	967
Extended-Stay	**547**	557	600
Timeshare	**1,502**	1,279	1,147
Total lodging	**9,778**	8,712	8,222
Synthetic Fuel	**321**	302	193
	$10,099	$9,014	$8,415

Income from Continuing Operations

($ in millions)	**2004**	**2003**	**2002**
Full-Service	**$ 426**	$ 407	$ 397
Select-Service	**140**	99	130
Extended-Stay	**66**	47	(3)
Timeshare	**203**	149	183
Total lodging financial results	**835**	702	707
Synthetic Fuel (after-tax)	**107**	96	74
Unallocated corporate expenses	**(138)**	(132)	(126)
Interest income, provision for loan losses and interest expense	**55**	12	24
Income taxes (excluding Synthetic Fuel)	**(265)**	(202)	(240)
	$ 594	$ 476	$ 439

2004 COMPARED TO 2003

Lodging, which includes our Full-Service, Select-Service, Extended-Stay and Timeshare segments, reported financial results of $835 million in 2004, compared to $702 million in 2003, and revenues of $9,778 million in 2004, a 12 percent increase from revenues of $8,712 million in 2003. The results reflect an 18 percent increase in base, franchise and incentive fees from $742 million in 2003 to $873 million in 2004, favorable timeshare results and increased gains and joint venture results of $36 million. The increase in base and franchise fees was driven by higher REVPAR for comparable rooms, primarily resulting from both domestic and international occupancy and average daily rate increases and new unit growth. Systemwide REVPAR for comparable North American properties increased 8.5 percent, and REVPAR for our comparable North American company-operated properties increased 8.6 percent. Systemwide REVPAR for comparable international properties, including The Ritz-Carlton, increased 14.2 percent, and REVPAR for comparable international company-operated properties, including The Ritz-Carlton, increased 16.6 percent. The increase in incentive management fees during the year primarily reflects the impact of increased international demand, particularly in Asia and the Middle East, and increased business at properties throughout North America. We have added 166 properties (27,038 rooms) and deflagged 42 properties (7,335 rooms) since year-end 2003. Most of the deflagged properties were Fairfield Inns. In addition, 210 properties (28,081 rooms) exited our system as a result of the sale of our Ramada International Hotels & Resorts franchised brand. Worldwide REVPAR for comparable company-operated properties increased 10.5 percent, while worldwide REVPAR for comparable systemwide properties increased 9.6 percent.

2003 COMPARED TO 2002

Lodging reported financial results of $702 million in 2003, compared to $707 million in 2002, and revenues of $8,712 million in 2003, a 6 percent increase, compared to revenues of $8,222 million in 2002. The 2003 lodging revenue and financial results include the receipt of a $36 million insurance settlement for lost revenues associated with the New York Marriott World Trade Center hotel. Our revenues from base management fees totaled $388 million, an increase of 2 percent, reflecting 3 percent growth in the number of managed rooms and a 1.9 percent decline in REVPAR for our North American managed hotels. Incentive management fees were $109 million, a decline of 33 percent, reflecting lower property-level house profit. House profit margins declined 2.7 percentage points, largely due to lower average room rates, higher wages, insurance and utility costs, and lower telephone profits, offset by continued productivity improvements. Franchise fees totaled $245 million, an increase of 6 percent. The comparison to 2002 includes the impact of the $50 million pre-tax write down of ExecuStay goodwill recorded in 2002, partially offset by a $44 million pre-tax gain related to the sale of our investment in Interval International.

Lodging Development

We opened 144 properties totaling 24,380 rooms, excluding Ramada International, across our brands in 2004, and 42 properties (7,335 rooms) were deflagged and exited the system. In addition, 210 properties (28,081 rooms) exited our system as a result of the sale of our Ramada International Hotels & Resorts franchised brand in 2004. Highlights of the year included:

- We converted 64 properties (10,565 rooms), or 39 percent of our total room additions for the year, from other brands.
- We opened over 30 percent of new rooms outside the United States.
- We added 109 properties (12,859 rooms) to our Select-Service and Extended-Stay brands.
- We opened our first Bulgari Hotel & Resort in Milan, Italy, in May 2004. The second property is expected to open in Bali in 2005.
- We opened three new Marriott Vacation Club International properties in Aruba; Phoenix, Arizona; and Myrtle Beach, South Carolina.

We currently have more than 55,000 rooms in our development pipeline and expect to add 25,000 to 30,000 hotel rooms and timeshare units to our system in 2005. We expect to deflag approximately 4,000 rooms during 2005. These growth plans are subject to numerous risks and uncertainties, many of which are outside of our control. See "Liquidity and Capital Resources," "Forward-Looking Statements" and "Risks and Uncertainties" below.

REVPAR

We consider Revenue per Available Room (REVPAR) to be a meaningful indicator of our performance because it measures the period-over-period change in room revenues for comparable properties. We calculate REVPAR by dividing room sales for comparable properties by room nights available to guests for the period. REVPAR may not be comparable to similarly titled measures, such as revenues.

The following table shows occupancy, average daily rate and REVPAR for each of our comparable principal established brands. We have not presented statistics for company-operated North American Fairfield Inn and SpringHill Suites properties here (or in the comparable information for the prior years presented later in this report) because we operate only a limited number of properties, as both of these brands are predominantly franchised and such information would not be meaningful for those brands (identified as "nm" in the tables below). Systemwide statistics include data from our franchised properties, in addition to our owned, leased and managed properties.

For North American properties (except for The Ritz-Carlton, which includes January through December), the occupancy, average daily rate and REVPAR statistics used throughout this report for the fiscal year ended December 31, 2004, include the period from January 3, 2004, through December 31, 2004, while the statistics for the fiscal year ended January 2, 2004, include the period from January 4, 2003, through January 2, 2004.

	Comparable Company-Operated North American Properties		Comparable Systemwide North American Properties	
	2004	Change vs. 2003	2004	Change vs. 2003
MARRIOTT HOTELS & RESORTS[1]				
Occupancy	72.0%	2.8% pts.	70.1%	2.8% pts.
Average daily rate	$143.70	3.3%	$135.15	3.3%
REVPAR	$103.46	7.4%	$ 94.77	7.6%
THE RITZ-CARLTON[2]				
Occupancy	69.2%	4.3% pts.	69.2%	4.3% pts.
Average daily rate	$257.16	5.9%	$257.16	5.9%
REVPAR	$177.96	12.9%	$177.96	12.9%
RENAISSANCE HOTELS & RESORTS				
Occupancy	69.6%	4.3% pts.	69.1%	4.2% pts.
Average daily rate	$135.54	1.7%	$128.67	2.3%
REVPAR	$ 94.30	8.4%	$ 88.92	8.9%
COMPOSITE—FULL-SERVICE[3]				
Occupancy	71.3%	3.2% pts.	69.9%	3.1% pts.
Average daily rate	$153.66	3.6%	$142.80	3.6%
REVPAR	$109.62	8.4%	$ 99.82	8.4%
RESIDENCE INN				
Occupancy	79.0%	2.7% pts.	78.6%	2.9% pts.
Average daily rate	$ 99.49	3.8%	$ 97.33	3.2%
REVPAR	$ 78.59	7.4%	$ 76.52	7.1%
COURTYARD				
Occupancy	70.3%	3.2% pts.	71.4%	3.3% pts.
Average daily rate	$ 96.30	4.6%	$ 97.18	4.9%
REVPAR	$ 67.66	9.6%	$ 69.35	10.0%
FAIRFIELD INN				
Occupancy	nm	nm	66.6%	1.9% pts.
Average daily rate	nm	nm	$ 67.97	3.1%
REVPAR	nm	nm	$ 45.29	6.2%
TOWNEPLACE SUITES				
Occupancy	74.1%	3.7% pts.	74.9%	4.3% pts.
Average daily rate	$ 65.77	4.0%	$ 65.18	2.7%
REVPAR	$ 48.71	9.5%	$ 48.81	9.0%
SPRINGHILL SUITES				
Occupancy	nm	nm	71.5%	4.2% pts.
Average daily rate	nm	nm	$ 83.97	4.2%
REVPAR	nm	nm	$ 60.04	10.6%
COMPOSITE—SELECT-SERVICE AND EXTENDED-STAY[4]				
Occupancy	72.6%	3.1% pts.	72.2%	3.0% pts.
Average daily rate	$ 94.52	4.4%	$ 87.89	4.0%
REVPAR	$ 68.66	9.1%	$ 63.42	8.5%
COMPOSITE—ALL[5]				
Occupancy	71.8%	3.2% pts.	71.2%	3.1% pts.
Average daily rate	$132.36	3.8%	$111.49	3.8%
REVPAR	$ 95.04	8.6%	$ 79.35	8.5%

(1) Marriott Hotels & Resorts includes our JW Marriott Hotels & Resorts brand.
(2) Statistics for The Ritz-Carlton are for January through December.
(3) Full-Service composite statistics include properties for the Marriott Hotels & Resorts, Renaissance Hotels & Resorts and The Ritz-Carlton brands.
(4) Select-Service and Extended-Stay composite statistics include properties for the Courtyard, Residence Inn, TownePlace Suites, Fairfield Inn and SpringHill Suites brands.
(5) Composite—All statistics include properties for the Marriott Hotels & Resorts, Renaissance Hotels & Resorts, The Ritz-Carlton, Courtyard, Residence Inn, TownePlace Suites, Fairfield Inn and SpringHill Suites brands.

Systemwide international statistics by region are based on comparable worldwide units, excluding North America. The following table shows occupancy, average daily rate and REVPAR for international properties by region/brand.

	Comparable Company-Operated International Properties[1],[2]		Comparable Systemwide International Properties[1],[2]	
	Year Ended December 31, 2004	Change vs. 2003	Year Ended December 31, 2004	Change vs. 2003
CARIBBEAN AND LATIN AMERICA				
Occupancy	71.2%	4.3% pts.	69.7%	4.3% pts.
Average daily rate	$138.98	8.0%	$131.61	7.7%
REVPAR	$ 98.91	14.9%	$ 91.76	14.7%
CONTINENTAL EUROPE				
Occupancy	70.8%	2.8% pts.	68.8%	3.7% pts.
Average daily rate	$130.49	2.6%	$130.74	2.2%
REVPAR	$ 92.38	6.8%	$ 89.91	8.0%
UNITED KINGDOM				
Occupancy	76.9%	2.0% pts.	74.4%	2.3% pts.
Average daily rate	$173.48	7.8%	$142.47	3.1%
REVPAR	$133.37	10.7%	$106.01	6.4%
MIDDLE EAST AND AFRICA				
Occupancy	73.2%	8.1% pts.	73.2%	8.1% pts.
Average daily rate	$ 83.44	13.8%	$ 83.44	13.8%
REVPAR	$ 61.10	28.1%	$ 61.10	28.1%
ASIA PACIFIC[3]				
Occupancy	75.5%	9.8% pts.	76.4%	9.0% pts.
Average daily rate	$ 96.67	10.5%	$ 99.61	8.2%
REVPAR	$ 72.98	27.0%	$ 76.11	22.6%
THE RITZ-CARLTON INTERNATIONAL				
Occupancy	71.0%	10.3% pts.	71.0%	10.3% pts.
Average daily rate	$205.06	3.8%	$205.06	3.8%
REVPAR	$145.68	21.3%	$145.68	21.3%
TOTAL COMPOSITE INTERNATIONAL[4]				
Occupancy	73.3%	6.6% pts.	72.9%	6.0% pts.
Average daily rate	$129.35	6.0%	$128.44	4.8%
REVPAR	$ 94.75	16.6%	$ 93.61	14.2%
TOTAL WORLDWIDE[5]				
Occupancy	72.2%	4.0% pts.	71.5%	3.6% pts.
Average daily rate	$131.58	4.3%	$114.61	4.1%
REVPAR	$ 94.97	10.5%	$ 81.93	9.6%

(1) International financial results are reported on a period-end basis, while international statistics are reported on a month-end basis.
(2) The comparison to 2003 is on a currency-neutral basis and includes results for January through December.
(3) Excludes Hawaii.
(4) Includes Hawaii.
(5) Includes international statistics for the twelve months ended December 31, 2004 and December 31, 2003 and North American statistics for the fifty-two weeks ended December 31, 2004 and January 2, 2004.

The following table shows occupancy, average daily rate and REVPAR for each of our principal established brands.

	Comparable Company-Operated North American Properties		Comparable Systemwide North American Properties	
	2003	Change vs. 2002	2003	Change vs. 2002
MARRIOTT HOTELS & RESORTS[1]				
Occupancy	69.3%	–0.5% pts.	67.6%	–0.4% pts.
Average daily rate	$135.42	–2.1%	$128.53	–1.8%
REVPAR	$ 93.81	–2.8%	$ 86.87	–2.4%
THE RITZ-CARLTON[2]				
Occupancy	65.7%	1.1% pts.	65.7%	1.1% pts.
Average daily rate	$231.12	–0.8%	$231.12	–0.8%
REVPAR	$151.85	1.0%	$151.85	1.0%
RENAISSANCE HOTELS & RESORTS				
Occupancy	65.8%	0.9% pts.	65.3%	1.5% pts.
Average daily rate	$132.12	–1.8%	$123.97	–2.2%
REVPAR	$ 86.99	–0.4%	$ 80.92	0.1%
COMPOSITE—FULL-SERVICE[3]				
Occupancy	68.4%	–0.1% pts.	67.1%	0.0% pts.
Average daily rate	$144.17	–1.6%	$134.92	–1.6%
REVPAR	$ 98.65	–1.8%	$ 90.57	–1.6%
RESIDENCE INN				
Occupancy	77.0%	–0.3% pts.	76.2%	0.2% pts.
Average daily rate	$ 94.94	–1.9%	$ 93.85	–1.4%
REVPAR	$ 73.09	–2.3%	$ 71.47	–1.1%
COURTYARD				
Occupancy	67.6%	–1.0% pts.	68.5%	–0.6% pts.
Average daily rate	$ 93.16	–1.2%	$ 92.90	–0.6%
REVPAR	$ 63.01	–2.7%	$ 63.65	–1.4%
FAIRFIELD INN				
Occupancy	nm	nm	64.1%	–0.3% pts.
Average daily rate	nm	nm	$ 64.28	0.2%
REVPAR	nm	nm	$ 41.22	–0.4%
TOWNEPLACE SUITES				
Occupancy	70.3%	–2.0% pts.	70.9%	0.0% pts.
Average daily rate	$ 63.24	1.8%	$ 63.34	–0.2%
REVPAR	$ 44.48	–1.0%	$ 44.89	–0.1%
SPRINGHILL SUITES				
Occupancy	nm	nm	68.4%	1.3% pts.
Average daily rate	nm	nm	$ 80.38	1.3%
REVPAR	nm	nm	$ 54.94	3.2%
COMPOSITE—SELECT-SERVICE AND EXTENDED-STAY[4]				
Occupancy	70.0%	–0.8% pts.	69.2%	–0.2% pts.
Average daily rate	$ 90.98	–1.1%	$ 83.70	–0.6%
REVPAR	$ 63.64	–2.2%	$ 57.95	–0.8%
COMPOSITE—ALL[5]				
Occupancy	69.0%	–0.4% pts.	68.3%	–0.1% pts.
Average daily rate	$124.45	–1.4%	$105.86	–1.1%
REVPAR	$ 85.85	–1.9%	$ 72.31	–1.3%

(1) Marriott Hotels & Resorts includes our JW Marriott Hotels & Resorts brand.
(2) Statistics for The Ritz-Carlton are for January through December.
(3) Full-Service composite statistics include properties for the Marriott Hotels & Resorts, Renaissance Hotels & Resorts and The Ritz-Carlton brands.
(4) Select-Service and Extended-Stay composite statistics include properties for the Courtyard, Residence Inn, TownePlace Suites, Fairfield Inn and SpringHill Suites brands.
(5) Composite—All statistics include properties for the Marriott Hotels & Resorts, Renaissance Hotels & Resorts, The Ritz-Carlton, Courtyard, Residence Inn, TownePlace Suites, Fairfield Inn and SpringHill Suites brands.

Occupancy, average daily rate, and REVPAR by region/brand for international properties are shown in the following table.

	Comparable Company-Operated International Properties[1],[2]		Comparable Systemwide International Properties[1],[2]	
	Year Ended December 31, 2003	Change vs. 2002	Year Ended December 31, 2003	Change vs. 2002
CARIBBEAN AND LATIN AMERICA				
Occupancy	67.5%	4.2% pts.	65.3%	3.8% pts.
Average daily rate	$126.45	2.7%	$121.64	2.2%
REVPAR	$ 85.32	9.5%	$ 79.49	8.5%
CONTINENTAL EUROPE				
Occupancy	67.9%	0.3% pts.	64.9%	0.3% pts.
Average daily rate	$117.79	–5.4%	$119.40	–4.0%
REVPAR	$ 79.92	–4.9%	$ 77.50	–3.5%
UNITED KINGDOM				
Occupancy	76.6%	–0.7% pts.	72.3%	–0.8% pts.
Average daily rate	$148.14	–1.5%	$125.44	–3.2%
REVPAR	$113.48	–2.4%	$ 90.71	–4.2%
MIDDLE EAST AND AFRICA				
Occupancy	66.5%	0.4% pts.	64.3%	0.6% pts.
Average daily rate	$ 71.39	14.9%	$ 71.58	14.6%
REVPAR	$ 47.49	15.7%	$ 46.00	15.8%
ASIA PACIFIC[3]				
Occupancy	65.5%	–6.7% pts.	67.8%	–5.3% pts.
Average daily rate	$ 85.25	–1.4%	$ 93.13	0.5%
REVPAR	$ 55.86	–10.5%	$ 63.10	–6.8%
THE RITZ-CARLTON INTERNATIONAL				
Occupancy	60.8%	–5.9% pts.	60.8%	–5.9% pts.
Average daily rate	$188.91	–0.2%	$188.91	–0.2%
REVPAR	$114.88	–9.0%	$114.88	–9.0%
TOTAL COMPOSITE INTERNATIONAL[4]				
Occupancy	66.9%	–1.8% pts.	67.0%	–1.4% pts.
Average daily rate	$117.27	–0.4%	$117.54	–0.3%
REVPAR	$ 78.46	–3.0%	$ 78.73	–2.4%
TOTAL WORLDWIDE[5]				
Occupancy	68.4%	–0.7% pts.	68.1%	–0.4% pts.
Average daily rate	$122.62	–1.1%	$108.03	–1.0%
REVPAR	$ 83.93	–2.2%	$ 73.52	–1.5%

(1) International financial results are reported on a period-end basis, while international statistics are reported on a month-end basis.
(2) The comparison to 2002 is on a currency-neutral basis and includes results for January through December.
(3) Excludes Hawaii.
(4) Includes Hawaii.
(5) Includes international statistics for the twelve months ended December 31, 2003 and December 31, 2002 and North American statistics for the fifty-two and fifty-three weeks ended January 2, 2004 and January 3, 2003, respectively.

The adjacent graph shows REVPAR for North American Comparable Company-Operated "Composite—All" properties (which includes Marriott Hotels & Resorts, Renaissance Hotels & Resorts, The Ritz-Carlton, Courtyard, Residence Inn, TownePlace Suites, Fairfield Inn and SpringHill Suites brands) for the last five fiscal years:


$101.00
$91.44
$86.47
$85.85
$95.04
00
01
02
03
04
REVPAR

Full-Service Lodging

($ in millions)	2004	2003	2002	Annual Change 2004/2003	Annual Change 2003/2002
Revenues	**$6,611**	$5,876	$5,508	13%	7%
Segment results	**$ 426**	$ 407	$ 397	5%	3%

2004 COMPARED TO 2003

Full-Service Lodging includes our *Marriott Hotels & Resorts, The Ritz-Carlton, Renaissance Hotels & Resorts, Ramada International* and *Bulgari Hotels & Resorts* brands. The 2004 segment results reflect an $85 million increase in base management, incentive management and franchise fees, partially offset by $46 million of increased administrative costs, including costs related to unit growth and development, and the receipt in 2003 of $36 million of insurance proceeds. The increase in fees is largely due to stronger REVPAR, driven by occupancy and rate increases, and the growth in the number of rooms. Since year-end 2003, across our Full-Service Lodging segment, we have added 33 hotels (10,212 rooms), and deflagged six hotels (2,860 rooms) excluding Ramada International. As a result of the sale of our Ramada International Hotels & Resorts franchised brand, 210 properties (28,081 rooms) exited our system in 2004. The ongoing impact of this sale is not expected to be material to the Company.

Gains were up $7 million, primarily due to the exercise by Cendant of its option to redeem our interest in the Two Flags joint venture, which generated a gain of $13 million and a note receivable, which was repaid, generating a gain of $5 million. Joint venture results were up $2 million compared to the prior year. For 2003, our equity earnings included $24 million, attributable to our interest in the Two Flags joint venture, while our equity in earnings for 2004 reflects only a $6 million impact due to the redemption of our interest. The improved business environment contributed to the improvement in joint venture results for 2004, offsetting the decline attributable to the Two Flags joint venture.

REVPAR for Full-Service Lodging comparable company-operated North American hotels increased 8.4 percent to $109.62. Occupancy for these hotels increased to 71.3 percent, while average daily rates increased 3.6 percent to $153.66.

Demand associated with our international operations was strong across most regions, generating a 16.6 percent REVPAR increase for comparable company-operated hotels including The Ritz-Carlton. Occupancy increased 6.6 percentage points, while average daily rates increased to $129.35. Financial results increased 37 percent to $140 million, due to stronger demand, particularly in China, Hong Kong, Brazil and Egypt. The European markets generally remain challenging as the economies have been slow to rebound.

2003 COMPARED TO 2002

The 3 percent increase in the Full-Service segment results includes the $36 million insurance payment received for lost management fees in connection with the loss of the New York Marriott World Trade Center hotel in the September 11, 2001, terrorist attacks. The 2003 results also reflect an $18 million increase in base management and franchise fees, largely due to the growth in the number of rooms. Across our Full-Service Lodging segment, we added 88 hotels (18,442 rooms) and deflagged 15 hotels (3,152 rooms). We typically earn incentive fees only after a managed hotel achieves a minimum level of owner profitability. As a result, lower revenue and lower property-level margins have reduced the number of hotels from which we earn incentive management fees. As a result, full-service incentive fees declined $41 million in 2003.

REVPAR for Full-Service Lodging North American systemwide hotels declined 1.6 percent to $90.57. Occupancy for these hotels was flat at 67.1 percent, while average daily rates declined 1.6 percent to $134.92.

Financial results for our international operations increased 9 percent to $102 million, reflecting $21 million of gains associated with the sale of our interests in three joint ventures and favorable foreign exchange rates, partially offset by an $8 million charge for guarantee fundings related to a hotel in Istanbul, a $7 million charge to write down our investment in a joint venture that sold a hotel at a loss in January 2004, and the impact of the war and Severe Acute Respiratory Syndrome (SARS) on international travel earlier in the year. REVPAR for our international systemwide hotels declined 2.4 percent. Occupancy declined 1.4 percentage points, while average daily rates remained relatively flat at $117.54.

Select-Service Lodging

				Annual Change	
($ in millions)	2004	2003	2002	2004/2003	2003/2002
Revenues	**$1,118**	$1,000	$967	12%	3%
Segment results	**$ 140**	$ 99	$130	41%	–24%

2004 COMPARED TO 2003

Select-Service Lodging includes our *Courtyard, Fairfield Inn* and *SpringHill Suites* brands. The increase in revenues over the prior year reflects stronger REVPAR, driven by occupancy and rate increases, and the growth in the number of rooms across our select-service brands. Base management, incentive management and franchise fees increased $31 million, and gains were $19 million higher than the prior year, reflecting land sales during the year as well as recognition of deferred gains associated with properties we previously owned. Joint venture results increased by $5 million as a result of the strong business environment. These increases were partially offset by an increase in administrative costs of $13 million. Most of the increase in administrative costs is associated with a transaction related to our Courtyard joint venture (discussed more fully below in "Liquidity and Capital Resources" under the heading "Courtyard Joint Venture"). We expect to enter into a new long-term management agreement with the joint venture in early 2005. As the termination of the existing management agreement is probable, in 2004 we wrote off our deferred contract acquisition costs related to the existing contract, resulting in a charge of $13 million. Across our Select-Service Lodging segment, we have added 89 hotels (10,556 rooms) and deflagged 35 hotels (4,395 rooms) since year-end 2003.

2003 COMPARED TO 2002

The $31 million decrease in the Select-Service Lodging segment results reflects the impact of a $9 million reduction in base management, incentive management and franchise fees. The results also include $14 million of higher equity losses, primarily from our Courtyard joint venture, formed in 2000, which owns 120 Courtyard hotels.

In 2003, across our Select-Service Lodging segment, we added 66 hotels (8,054 rooms) and deflagged four hotels (731 rooms). Over 90 percent of the gross room additions were franchised.

Extended-Stay Lodging

				Annual Change	
($ in millions)	2004	2003	2002	2004/2003	2003/2002
Revenues	**$547**	$557	$600	–2%	–7%
Segment results	**$ 66**	$ 47	$ (3)	40%	nm

2004 COMPARED TO 2003

Extended-Stay Lodging includes our *Residence Inn, TownePlace Suites, Marriott Executive Apartments* and *Marriott ExecuStay* brands. The decline in revenue is primarily attributable to the shift in the ExecuStay business from management to franchising. We entered into more than 20 new franchise markets in 2004, and only five managed markets remain at the end of 2004. Our base management fees increased $4 million, and our incentive management fees were essentially flat with last year, while our franchise fees, principally associated with our Residence Inn brand, increased $9 million. The increase in franchise fees is largely due to the growth in the number of rooms and an increase in REVPAR. Since year-end 2003, we have added 20 hotels (2,303 rooms) and deflagged one hotel (80 rooms) across our Extended-Stay segment. In addition, gains of $10 million in 2004 were favorable to the prior year by $4 million. ExecuStay experienced improved results compared to the prior year, resulting from increased occupancy, primarily in the New York market, coupled with lower operating costs associated with the shift in business toward franchising. The $2 million increase in general and administrative costs associated with supporting the segment's hotel brands was more than offset by the $6 million decline in ExecuStay's general and administrative costs associated with the shift toward franchising.

REVPAR for Select-Service and Extended-Stay Lodging comparable company-operated North American hotels increased 9.1 percent to $68.66. Occupancy for these hotels increased to 72.6 percent from 70.0 percent in 2003, while average daily rates increased 4.4 percent to $94.52.

2003 COMPARED TO 2002

In 2002, we recorded a $50 million charge in our Extended-Stay Lodging segment to write down the acquisition goodwill for ExecuStay. Our base and incentive management fees decreased $7 million and our franchise fees increased $6 million. In 2003, we added 31 hotels (3,837 rooms) across our Extended-Stay Lodging segment. Over 80 percent of the gross room additions were franchised. We deflagged one property (104 rooms), and we decreased our ExecuStay brand by 1,300 units.

REVPAR for Select-Service and Extended-Stay Lodging comparable company-operated North American hotels decreased 2.2 percent to $63.64. Occupancy for these hotels decreased to 70.0 percent, while average daily rates decreased 1.1 percent to $90.98.

Timeshare

				Annual Change	
($ in millions)	2004	2003	2002	2004/2003	2003/2002
Revenues	**$1,502**	$1,279	$1,147	17%	12%
Segment results	**$ 203**	$ 149	$ 183	36%	–19%

2004 COMPARED TO 2003

Timeshare includes our *Marriott Vacation Club International, The Ritz-Carlton Club, Marriott Grand Residence Club* and *Horizons by Marriott Vacation Club International* brands. Timeshare revenues of $1,502 million and $1,279 million, in 2004 and 2003, respectively, include interval sales, base management fees and cost reimbursements. Including our three joint ventures, contract sales, which represent sales of timeshare intervals before adjustment for percentage of completion accounting, increased 31 percent, primarily due to strong demand in South Carolina, Florida, Hawaii, California, St. Thomas and Aruba. The favorable segment results reflect a 9 percent increase in timeshare interval sales and services, higher margins, primarily resulting from lower marketing and selling costs, and the mix of units sold, partially offset by $24 million of higher administrative expenses. Our note sales gain of $64 million was flat compared to the prior year. In addition, we adjusted the discount rate used in determining the fair value of our residual interests due to current trends in interest rates and recorded a $7 million charge in 2004. Reported revenue growth trailed contract sales growth because of a higher proportion of sales in joint venture projects and projects with lower average construction completion.



182,000
195,000
223,000
256,000
282,000
00 01 02 03 04

TIMESHARE
(number of owners)



$138
$147
$183
$149
$203
00 01 02 03 04

TIMESHARE ANNUAL SEGMENT RESULTS
($ in millions)

2003 COMPARED TO 2002

Our Timeshare segment results decreased 19 percent to $149 million, while revenues increased 12 percent. Note sale gains in 2003 were $64 million compared to $60 million in 2002. Contract sales increased 16 percent and were strong at timeshare resorts in the Caribbean, Hawaii, and South Carolina and soft in Lake Tahoe, Orlando and Williamsburg. The comparison to 2002 reflects the $44 million gain in 2002 on the sale of our investment in Interval International. Timeshare revenues of $1,279 million and $1,147 million, in 2003 and 2002, respectively, include interval sales, base management fees and cost reimbursements.

Synthetic Fuel

For 2004, the synthetic fuel operation generated revenue of $321 million and income from continuing operations of $107 million, comprised of: operating losses of $98 million; and equity losses of $28 million (which included net earn-out payments made of $6 million); entirely offset by net earn-out payments received of $28 million; a $21 million tax benefit; tax credits which amounted to $144 million; and a minority interest benefit of $40 million reflecting our partner's share of the operating losses.

For 2003, the synthetic fuel operation generated revenue of $302 million and income from continuing operations of $96 million, comprised of: operating losses of $104 million (which included net earn-out payments made of $14 million); minority interest expense of $55 million, reflecting our partner's share of the tax credits, tax benefits, and operating losses; entirely offset by equity income of $10 million; a $34 million tax benefit; and tax credits which amounted to $211 million.

The $11 million increase in income from continuing operations attributable to the synthetic fuel operation to $107 million from $96 million is primarily due to slightly higher production in 2004.

In July 2004, Internal Revenue Service ("IRS") field auditors issued a notice of proposed adjustment and later a Summary Report to PacifiCorp, the previous owner of the synthetic fuel facilities, that included a challenge to the placed-in-service dates of three of the four synthetic fuel facilities owned by one of our synthetic fuel joint ventures. One of the conditions to qualify for tax credits under Section 29 of the Internal Revenue Code is that the production facility must have been placed-in-service before July 1, 1998.

We strongly believe that all the facilities meet the placed-in-service requirement. Although we are engaged in discussions with the IRS and are confident this issue will be resolved in our favor and not result in a material charge to us, we cannot assure you as to the ultimate outcome of this matter. If ultimately resolved against us we could be prevented from realizing projected future tax credits and cause us to reverse previously utilized tax credits, requiring payment of substantial additional taxes. Since acquiring the plants, we have recognized approximately $435 million of tax credits from all four plants through December 31, 2004. The tax credits recognized through December 31, 2004, associated with the three facilities in question totaled approximately $330 million.

On October 6, 2004, we entered into amendment agreements with our synthetic fuel partner that result in a shift in the allocation of tax credits between us. On the synthetic fuel facility that is not being reviewed by the IRS, our partner increased its allocation of tax credits from approximately 50 percent to 90 percent through March 31, 2005, and pays a higher price per tax credit to us for that additional share of tax credits. With respect to the three synthetic fuel facilities under IRS review, our partner reduced its allocation of tax credits from approximately 50 percent to an average of roughly 5 percent through March 31, 2005. If the IRS' placed-in-service challenge regarding the three facilities is not successfully resolved by March 31, 2005, our partner will have the right to return its ownership interest in those three facilities to us at that time. We will have the flexibility to continue to operate at current levels, reduce production and/or sell an interest to another party. If there is a successful resolution by March 31, 2005, our partner's share of the tax credits from all four facilities will return to approximately 50 percent. In any event, on March 31, 2005, our share of the tax credits from the one facility not under review will return to approximately 50 percent.

Impact of Future Adoption of Accounting Standards

Statement of Position 04-2, "Accounting for Real Estate Time-sharing Transactions"

In December 2004, the American Institute of Certified Public Accountants issued Statement of Position ("SOP") 04-2, "Accounting for Real Estate Time-sharing Transactions," and the Financial Accounting Standards Board ("FASB") amended Financial Accounting Standards ("FAS") No. 66, "Accounting for Sales of Real Estate," and FAS No. 67, "Accounting for Costs and Initial Rental Operations of Real Estate Projects," to exclude accounting for real estate time-sharing transactions from these statements. The SOP will be effective for fiscal years beginning after June 15, 2005.

Under the SOP, the majority of the costs incurred to sell timeshares will be charged to expense when incurred. In regard to notes receivable issued in conjunction with a sale, an estimate of uncollectibility that is expected to occur must be recorded as a reduction of revenue at the time that profit is recognized on a timeshare sale. Rental and other operations during holding periods must be accounted for as incidental operations, which require that any excess costs be recorded as a reduction of inventory costs.

We estimate that the initial adoption of the SOP, which will be reported as a cumulative effect of a change in accounting principle in our fiscal year 2006 financial statements, will result in a non-cash one-time pre-tax charge of approximately $150 million, consisting primarily of the write-off of deferred selling costs and establishing the required reserve on notes. We estimate that the ongoing impact of adoption will not be significant.

FAS No. 123 (revised 2004), "Share-Based Payment"

In December 2004, the FASB issued FAS No. 123 (revised 2004), "Share-Based Payment" ("FAS No. 123R"), which is a revision of FAS No. 123, "Accounting for Stock-Based Compensation." FAS No. 123R supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees," and amends FAS No. 95, "Statement of Cash Flows." We will adopt FAS No. 123R at the beginning of our 2005 third quarter.

FAS No. 123R requires all share-based payments to employees, including grants of employee stock options, to be recorded as an expense based on their fair values. The grant-date fair value of employee share options and similar instruments will be estimated using an option-pricing model adjusted for any unique characteristics of a particular instrument. If an equity award is modified after the grant date, incremental compensation cost will be recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification.

We estimate that adoption of FAS No. 123R, using the modified prospective method, will result in incremental pre-tax expense in fiscal year 2005 of approximately $20 million, based on our current share-based payment compensation plans and a mid-year adoption.

DISCONTINUED OPERATIONS

Senior Living Services

On December 30, 2002, we entered into a definitive agreement to sell our senior living management business to Sunrise Senior Living, Inc. ("Sunrise") and to sell nine senior living communities to CNL Retirement Properties, Inc. ("CNL"). We recorded after-tax charges of $131 million in 2002 associated with our agreement to sell our senior living management business. We completed the sales to Sunrise and CNL and a related sale of a parcel of land to Sunrise in March 2003 for $266 million. We recorded after-tax gains of $19 million in 2003.

Distribution Services

In the third quarter of 2002, we completed a previously announced strategic review of our Distribution Services business and decided to exit that business. We completed that exit during the fourth quarter of 2002 through a combination of transferring certain facilities, closing other facilities and other suitable arrangements. We recorded after-tax charges of $40 million in 2002 in connection with the decision to exit this business.

LIQUIDITY AND CAPITAL RESOURCES

Cash Requirements and Our Credit Facilities

We are party to two multicurrency revolving credit agreements that provide for borrowings of up to $2 billion, expiring in 2006 ($1.5 billion expiring in July and $500 million expiring in August), which support our commercial paper program and letters of credit. At December 31, 2004, we had no loans outstanding under these facilities. Fluctuations in the availability of the commercial paper market do not affect our liquidity because of the flexibility provided by our credit facilities. Borrowings under these facilities bear interest at LIBOR plus a spread based on our public debt rating. At December 31, 2004, our cash balances combined with our available borrowing capacity under the credit facilities amounted to approximately $2.7 billion. We consider these resources, together with cash we expect to generate from operations, adequate to meet our short-term and long-term liquidity requirements, finance our long-term growth plans, meet debt service and fulfill other cash requirements, including the repayment of our Series D senior notes totaling $275 million and our Series B senior notes totaling $200 million, both of which mature in 2005.

We monitor the status of the capital markets and regularly evaluate the effect that changes in capital market conditions may have on our ability to execute our announced growth plans. We expect that part of our financing and liquidity needs will continue to be met through commercial paper borrowings and access to long-term committed credit facilities. If conditions in the lodging industry deteriorate, or if disruptions in the commercial paper market take place as they did in the immediate aftermath of September 11, 2001, we may be unable to place some or all of our commercial paper on a temporary or extended basis, and may have to rely more on borrowings under the credit facilities, which may carry a higher cost than commercial paper.

Cash from Operations

Cash from operations, depreciation expense and amortization expense for the last three fiscal years are as follows:

($ in millions)	2004	2003	2002
Cash from operations	**$891**	$403	$516
Depreciation expense	**133**	132	145
Amortization expense	**33**	28	42

While our timeshare business generates strong operating cash flow, the timing of both cash outlays for the acquisition and development of new resorts and cash received from purchaser financing affects annual amounts. We include timeshare interval sales we finance in cash from operations when we collect cash payments or the notes are sold for cash. The following table shows the net operating activity from our timeshare business (which excludes the portion of net income from our timeshare business, as that number is a component of income from continuing operations):

($ in millions)	2004	2003	2002
Timeshare development, less the cost of sales	**$ 93**	$ (94)	$(102)
New timeshare mortgages, net of collections	**(459)**	(247)	(218)
Loan repurchases	**(18)**	(19)	(16)
Note sale gains	**(64)**	(64)	(60)
Financially reportable sales less than (in excess of) closed sales	**129**	(4)	(13)
Note sale proceeds	**312**	231	341
Collection on retained interests in notes sold and servicing fees	**94**	50	31
Other cash inflows (outflows)	**26**	36	(26)
Net cash inflows (outflows) from timeshare activity	**$ 113**	$(111)	$ (63)

Our ability to sell timeshare notes depends on the continued ability of the capital markets to provide financing to the special purpose entities that buy the notes. We might have increased difficulty or be unable to consummate such sales if the underlying quality of the notes receivable we originate were to deteriorate, although we do not expect such a deterioration.

Our ratio of current assets to current liabilities was 0.8 to 1 at both December 31, 2004, and January 2, 2004. Each of our businesses minimizes working capital through cash management, strict credit-granting policies, aggressive collection efforts and high inventory turnover. We also have significant borrowing capacity under our revolving credit facilities should we need additional working capital.

Investing Activities Cash Flows

Capital Expenditures and Other Investments. Capital expenditures of $181 million in 2004, $210 million in 2003 and $292 million in 2002 primarily included expenditures related to the development and construction of new hotels and acquisitions of hotel properties, as well as improvement to existing properties and systems initiatives. Over time, we have sold lodging properties under development, subject to long-term management agreements. The ability of third-party purchasers to raise the necessary debt and equity capital depends in part on the perceived risks inherent in the lodging industry and other constraints inherent in the capital markets as a whole. Although we expect to continue to consummate such real estate sales, if we were unable to do so, our liquidity could decrease and we could have increased exposure to the operating risks of owning real estate. We monitor the status of the capital markets and regularly evaluate the effect that changes in capital market conditions may have on our ability to execute our announced growth plans. We also expect to continue to make other investments in connection with adding units to our lodging business. These investments include loans and minority equity investments.

Fluctuations in the values of hotel real estate generally have little impact on the overall results of our Lodging segments because (1) we own less than 1 percent of the total number of hotels that we operate or franchise; (2) management and franchise fees are generally based upon hotel revenues and profits versus current hotel property values; and (3) our management agreements generally do not terminate upon hotel sale.

Dispositions. Property and asset sales generated cash proceeds of $402 million in 2004, $494 million in 2003 and $729 million in 2002. In 2004, we closed on the sales of two hotels, and we continue to operate both of the hotels under long-term management agreements. We also disposed of 30 land parcels, our Ramada International Hotels & Resorts franchised brand, our interest in the Two Flags joint venture, two other minority interests in joint ventures and other miscellaneous assets.

Loan Activity. We have made loans to owners of hotels that we operate or franchise, typically to facilitate the development of a new hotel. Over time we expect these owners to repay the loans in accordance with the loan agreements, or earlier as the hotels mature and capital markets permit. We have also made loans to the synthetic fuel joint venture partner and to the purchaser of our senior living business. Loan collections, net of advances during 2004, amounted to $147 million. Loans outstanding, excluding timeshare notes, totaled $942 million at December 31, 2004, $996 million at January 2, 2004, and $944 million at January 3, 2003. Unfunded commitments aggregating $42 million were outstanding at December 31, 2004, of which we expect to fund $12 million in 2005 and $26 million in total.

Other Investing Activities

A summary of our other investing outflows is shown in the table below.

($ in millions)	2004	2003	2002
Equity investments	**$(75)**	$(22)	$(26)
Investment in corporate-owned life insurance	**(8)**	(12)	(11)
Other net cash inflows (outflows)	**2**	22	(33)
Cash proceeds on sale of investment in Interval International	**—**	—	63
Other investing outflows	**$(81)**	$(12)	$ (7)

Cash from Financing Activities

Debt. Debt decreased $130 million in 2004, from $1,455 million to $1,325 million, due to the repurchase of all of our remaining zero-coupon convertible senior Liquid Yield Option Notes due 2021, also known as LYONs ("the LYONs") totaling $62 million, the maturity of $46 million of senior notes and other debt reductions of $22 million. Debt decreased by $319 million in 2003, due to the $200 million repayment, at maturity, of Series A debt in November 2003 and the net pay down of $161 million of commercial paper and other debt.

Our financial objectives include diversifying our financing sources, optimizing the mix and maturity of our long-term debt and reducing our working capital. At year-end 2004, our long-term debt had an average interest rate of 7.5 percent and an average maturity of approximately 2.5 years. The ratio of fixed-rate long-term debt to total long-term debt was slightly lower than one as of December 31, 2004. At December 31, 2004, we had long-term public debt ratings of BBB+ from Standard and Poor's and Baa2 from Moody's.

We have $500 million available for future offerings under "universal shelf" registration statements we have filed with the SEC.

Share Repurchases. We purchased 14.0 million of our shares in 2004 at an average price of $46.65 per share, 10.5 million of our shares in 2003 at an average price of $36.07 per share, and 7.8 million of our shares in 2002 at an average price of $32.52 per share. As of December 31, 2004, 18.6 million shares remained available for repurchase under authorizations from our Board of Directors.

The graph below shows our diluted weighted average shares count for each of the last five fiscal years:



254.0
256.7
254.6
245.4
240.5
00 01 02 03 04

DILUTED SHARES
(in millions)

Dividends. In May 2004, our Board of Directors increased the quarterly cash dividend by 13 percent to $0.085 per share.

Pending Transaction

Courtyard Joint Venture

In December 2004, we and Host Marriott announced the signing of a purchase and sale agreement by which an institutional investor would obtain a 75 percent interest in the Courtyard Joint Venture. We expect the transaction, which is subject to certain closing conditions, to close in early 2005, although we cannot assure you that the sale will be completed. Currently, we and Host Marriott own equal shares in the 120-property joint venture, and with the addition of the new equity, our percentage interest in the joint venture will decline from 50 percent to 21 percent. As a result of the transaction, the pace of the Courtyard hotel reinventions, a program that renovates and upgrades Courtyard hotels, will be accelerated.

Upon closing of the transaction:

- We expect that our existing mezzanine loan to the joint venture (including accrued interest) totaling approximately $249 million at December 31, 2004, will be repaid;
- We expect to make available to the joint venture a seven-year subordinated loan of approximately $144 million to be funded as reinventions are completed in 2005 and 2006;
- We expect to enter into a new long-term management agreement with the joint venture. As the termination of the existing management agreement is probable, we have written off our deferred contract costs related to the existing contract in the 2004 fourth quarter, resulting in a charge of $13 million; and
- Upon closing of the transaction, we expect to record a gain associated with the repayment of the mezzanine loan, which will be substantially offset by our portion of the joint venture's costs of prepaying an existing senior loan.

On an ongoing basis, we expect our interest income will decline as a result of the repayment of the mezzanine loan, and we expect lower book losses from the joint venture due to the reduction of our equity interest and improved performance at the hotels. On a long-term basis, we expect that the Courtyard reinventions will promote continued growth and maintain and enhance customer preference.

Contractual Obligations and Off Balance Sheet Arrangements

The following table summarizes our contractual obligations as of December 31, 2004:

		Payments Due by Period			
Contractual Obligations	**Total**	**Less Than 1 Year**	**1–3 Years**	**3–5 Years**	**After 5 Years**
($ in millions)					
Debt[1]	$1,723	$575	$147	$702	$ 299
Capital lease obligations[1]	16	1	2	2	11
Operating leases					
Recourse	1,035	93	195	205	542
Non-recourse	544	28	38	31	447
Other long-term liabilities	56	—	6	6	44
Total contractual cash obligations	$3,374	$697	$388	$946	$1,343

[1] *Includes principal as well as interest payments.*

The following table summarizes our commitments as of December 31, 2004:

		Amount of Commitment Expiration Per Period			
Other Commercial Commitments	**Total Amounts Committed**	**Less Than 1 Year**	**1–3 Years**	**3–5 Years**	**After 5 Years**
($ in millions)					
Total guarantees where Marriott International is the primary obligor	$ 601	$ 64	$203	$121	$ 213
Total guarantees where Marriott International is secondarily liable	1,909	108	209	211	1,381
Total other commercial commitments	$2,510	$172	$412	$332	$1,594

Our guarantees listed above include $91 million for guarantees that will not be in effect until the underlying hotels are open and we begin to manage the properties. Our guarantee fundings to lenders and hotel owners are generally recoverable as loans and are generally repayable to us out of future hotel cash flows and/or proceeds from the sale of hotels.

The guarantees above include $349 million related to Senior Living Services lease obligations and lifecare bonds for which we are secondarily liable. Sunrise is the primary obligor of the leases and a portion of the lifecare bonds, and CNL is the primary obligor of the remainder of the lifecare bonds. Prior to the sale of the Senior Living Services business at the end of the first quarter of 2003, these pre-existing guarantees were guarantees by the Company of obligations of consolidated Senior Living Services subsidiaries. Sunrise and CNL have indemnified us for any guarantee fundings we may be called on to make in connection with these lease obligations and lifecare bonds. We do not expect to fund under these guarantees.

The guarantees above also include lease obligations for which we became secondarily liable when we acquired the Renaissance Hotel Group N.V. in 1997, consisting of annual rent payments of approximately $63 million and total remaining rent payments through the initial term plus available extensions of approximately $1.56 billion. We are also secondarily obligated for real estate taxes and other charges associated with the leases. Third parties have severally indemnified us for all payments we may be required to make in connection with these obligations. Since we assumed these guarantees, we have not funded any amounts, and we do not expect to fund any amounts under these guarantees in the future.

In addition to the guarantees noted above, as of December 31, 2004, our total unfunded loan commitments amounted to $42 million. We expect to fund $12 million of those commitments within one year and $14 million in the following year. We do not expect to fund the remaining $16 million of commitments, which expire as follows: $14 million within one year and $2 million after five years.

At December 31, 2004, we also have commitments to invest $37 million of equity for a minority interest in two partnerships, which plan to purchase both full-service and select-service hotels in the United States.

At December 31, 2004, we also had $96 million of letters of credit outstanding on our behalf, the majority of which related to our self-insurance programs. Surety bonds issued on our behalf as of December 31, 2004, totaled $486 million, the majority of which were requested by federal, state or local governments related to our timeshare and lodging operations and self-insurance programs.

As part of the normal course of business, we enter into purchase commitments to manage the daily operating needs of our hotels. Since we are reimbursed by the hotel owners, these obligations have minimal impact on our net income and cash flow.

RELATED PARTY TRANSACTIONS

We have equity method investments in entities that own properties for which we provide management and/or franchise services and receive a fee. In addition, in some cases we provide loans, preferred equity or guarantees to these entities. The following tables present financial data resulting from transactions with these related parties:

Income Statement Data

($ in millions)	2004	2003	2002
Base management fees	**$ 72**	$ 56	$ 48
Incentive management fees	**8**	4	4
Cost reimbursements	**802**	699	557
Owned, leased, corporate housing and other revenue	**29**	28	26
Total revenue	**$ 911**	$ 787	$ 635
General, administrative and other	**$ (33)**	$ (11)	$ (11)
Reimbursed costs	**(802)**	(699)	(557)
Gains and other income	**19**	21	44
Interest income	**74**	77	66
Reversal of (provision for) loan losses	**3**	(2)	(5)
Equity in earnings (losses)—synthetic fuel	**(28)**	10	—
Equity in earnings (losses)—other	**(14)**	(17)	(6)

Balance Sheet Data

($ in millions)	2004	2003
Current assets—accounts and notes receivable	**$ 72**	$ 118
Contract acquisition costs	**24**	42
Equity method investments	**249**	468
Loans to equity method investees	**526**	558
Other long-term receivables	**3**	—
Other long-term assets	**38**	30
Current liabilities:		
Accounts payable	**(3)**	(2)
Other payables and accruals	**(4)**	(1)
Other long-term liabilities	**(11)**	(10)

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in accordance with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect reported amounts and related disclosures. Management considers an accounting estimate to be critical if:

- it requires assumptions to be made that were uncertain at the time the estimate was made; and
- changes in the estimate or different estimates that could have been selected could have a material effect on our consolidated results of operations or financial condition.

Management has discussed the development and selection of its critical accounting estimates with the Audit Committee of the Board of Directors, and the Audit Committee has reviewed the disclosure presented below relating to them.

Marriott Rewards

Marriott Rewards is our frequent guest loyalty program. Marriott Rewards members earn points based on their monetary spending at our lodging operations, purchases of timeshare intervals, and, to a lesser degree, through participation in affiliated partners' programs, such as those offered by airlines and credit card companies.

We defer revenue received from managed, franchised and Marriott-owned/leased hotels and program partners equal to the fair value of our future redemption obligation. We determine the fair value of the future redemption obligation based on statistical formulas which project timing of future point redemption based on historical levels, including an estimate of the "breakage" for points that will never be redeemed, and an estimate of the points that will eventually be redeemed. These judgmental factors determine the required liability for outstanding points.

Our management and franchise agreements require that we be reimbursed currently for the costs of operating the program, including marketing, promotion, communication with, and performing member services for the Marriott Rewards members. Due to the requirement that hotels reimburse us for program operating costs as incurred, we receive and recognize the balance of the revenue from hotels in connection with the Marriott Rewards program at the time such costs are incurred and expensed. We recognize the component of revenue from program partners that corresponds to program maintenance services over the expected life of the points awarded.

Upon the redemption of points, we recognize as revenue the amounts previously deferred, and recognize the corresponding expense relating to the costs of the awards redeemed.

Valuation of Goodwill

We evaluate the fair value of goodwill to assess potential impairments on an annual basis, or during the year if an event or other circumstance indicates that we may not be able to recover the carrying amount of the asset. We evaluate the fair value of goodwill at the reporting unit level and make that determination based upon future cash flow projections which assume certain growth projections which may or may not occur. We record an impairment loss for goodwill when the carrying value of the intangible asset is less than its estimated fair value.

Loan Loss Reserves

We measure loan impairment based on the present value of expected future cash flows discounted at the loan's original effective interest rate or the estimated fair value of the collateral. For impaired loans, we establish a specific impairment reserve for the difference between the recorded investment in the loan and the present value of the expected future cash flows, which assumes certain growth projections which may or may not occur, or the estimated fair value of the collateral. We apply our loan impairment policy individually to all loans in the portfolio and do not aggregate loans for the purpose of applying such policy. Where we determine that a loan is impaired, we recognize interest income on a cash basis. At December 31, 2004, our recorded investment in impaired loans was $181 million. We have a $92 million allowance for credit losses, leaving $89 million of our investment in impaired loans for which there is no related allowance for credit losses.

Legal Contingencies

We are subject to various legal proceedings and claims, the outcomes of which are subject to significant uncertainty. We record an accrual for loss contingencies when a loss is probable and the amount of the loss can be reasonably estimated. We review these accruals each reporting period and make revisions based on changes in facts and circumstances.

Income Taxes

We record the current year amounts payable or refundable, as well as the consequences of events that give rise to deferred tax assets and liabilities based on differences in how those events are treated for tax purposes. We base our estimate of deferred tax assets and liabilities on current tax laws and rates and, in certain cases, business plans and other expectations about future outcomes.

Changes in existing laws and rates, and their related interpretations, and future business results may affect the amount of deferred tax liabilities or the valuation of deferred tax assets over time. Our accounting for deferred tax consequences represents management's best estimate of future events that can be appropriately reflected in the accounting estimates.

OTHER MATTERS

Audit Services

Our independent registered public accounting firm, Ernst & Young LLP ("E&Y"), recently notified the Securities and Exchange Commission ("SEC"), the Public Company Accounting Oversight Board and the Audit Committee of our Board of Directors that certain non-audit services E&Y performed in China and Japan for a large number of public companies, including Marriott, have raised questions regarding E&Y's independence in its performance of audit services.

With respect to Marriott, from 2001 through 2004, E&Y performed tax calculation and preparation services for Marriott employees located in China and Japan, and affiliates of E&Y made payment of the relevant taxes on behalf of Marriott. The payment of those taxes involved handling of Company-related funds, which is not permitted under SEC auditor independence rules. These actions by affiliates of E&Y have been discontinued, and both the amount of the taxes and the fees paid to E&Y in connection with these services are de minimis.

The Audit Committee and E&Y discussed E&Y's independence with respect to the Company in light of the foregoing facts. E&Y informed the Audit Committee that it does not believe that the holding and paying of those funds impaired E&Y's independence with respect to the Company. The Company, based on its own review, also is not aware of any additional non-audit services that may compromise E&Y's independence in performing audit services for the Company.

Inflation

Inflation has been moderate in recent years and has not had a significant impact on our businesses.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk from changes in interest rates and foreign exchange rates. We manage our exposure to these risks by monitoring available financing alternatives, through development and application of credit granting policies and by entering into derivative arrangements. We do not foresee any significant changes in either our exposure to fluctuations in interest rates or foreign exchange rates or in how such exposure is managed in the future.

We are exposed to interest rate risk on our floating-rate timeshare and notes receivable, our residual interests retained in connection with the sale of timeshare intervals, and the fair value of our fixed-rate notes receivable.

Changes in interest rates also impact our floating-rate long-term debt and the fair value of our fixed-rate long-term debt.

We use derivative instruments as part of our overall strategy to manage our exposure to market risks associated with fluctuations in interest rates and foreign currency exchange rates. As a matter of policy, we do not use derivatives for trading or speculative purposes.

At December 31, 2004, we were party to the following derivative instruments:

- An interest rate swap agreement under which we receive a floating rate of interest and pay a fixed rate of interest. The swap modifies our interest rate exposure by effectively converting a note receivable with a fixed rate to a floating rate. The aggregate notional amount of the swap is $92 million and it matures in 2010.
- Six outstanding interest rate swap agreements to manage interest rate risk associated with the residual interests we retain in conjunction with our timeshare note sales. We are required by purchasers and/or rating agencies to utilize interest rate swaps to protect the excess spread within our sold note pools. The aggregate notional amount of the swaps is $535 million, and they expire through 2022.
- Forward foreign exchange and option contracts to hedge the potential volatility of earnings and cash flows associated with variations in foreign exchange rates during fiscal year 2005. The aggregate dollar equivalent of the notional amounts of the contracts is approximately $36 million, and they expire throughout 2005.
- Forward foreign exchange contracts to manage the foreign currency exposure related to certain monetary assets denominated in pounds sterling. The aggregate dollar equivalent of the notional amounts of the forward contracts is $36 million at December 31, 2004.

The following table sets forth the scheduled maturities and the total fair value of our derivatives and other financial instruments as of December 31, 2004:

	Maturities by Period							
($ in millions)	2005	2006	2007	2008	2009	Thereafter	Total Carrying Amount	Total Fair Value
Assets—Maturities represent principal receipts, fair values represent assets.								
Timeshare notes receivable	$ 26	$ 31	$ 28	$ 26	$ 26	$ 178	$ 315	$ 315
Average interest rate							12.79%	
Fixed-rate notes receivable	$ 12	$230	$ 20	$ 26	$ 1	$ 300	$ 589	$ 641
Average interest rate							12.21%	
Floating-rate notes receivable	$ 30	$ 53	$ 86	$ 24	$ 4	$ 156	$ 353	$ 353
Average interest rate							7.15%	
Residual interests	$ 63	$ 47	$ 28	$ 20	$ 13	$ 19	$ 190	$ 190
Average interest rate							7.77%	
Liabilities—Maturities represent principal payments, fair values represent liabilities.								
Fixed-rate debt	$(488)	$(14)	$(12)	$(306)	$(311)	$(192)	$(1,323)	$(1,348)
Average interest rate							7.44%	
Floating-rate debt	$ (1)	$ (1)	$—	$ —	$ —	$ —	$ (2)	$ (2)
Average interest rate							2.08%	
Derivatives—Maturities represent notional amounts, fair values represent assets (liabilities).								
Interest Rate Swaps:								
Fixed to variable	$ —	$ —	$—	$ —	$ —	$ 468	$ (2)	$ (2)
Average pay rate							4.36%	
Average receive rate							2.64%	
Variable to fixed	$ —	$ —	$—	$ —	$ —	$ 159	$ 2	$ 2
Average pay rate							2.96%	
Average receive rate							5.23%	
Forward Foreign Exchange Contracts:								
Fixed (Euro) to Fixed ($U.S.)	$ 21	$ —	$—	$ —	$ —	$ —	$ —	$ —
Average exchange rate							1.30	
Fixed (GPB) to Fixed ($U.S.)	$ 51	$ —	$—	$ —	$ —	$ —	$ —	$ —
Average exchange rate							1.88	

Forward-Looking Statements

We make forward-looking statements in this report based on the beliefs and assumptions of our management and on information currently available to us. Forward-looking statements include information about our possible or assumed future results of operations in "Management's Discussion and Analysis of Financial Condition and Results of Operations" under the headings "Business and Overview," "Liquidity and Capital Resources" and other statements throughout this report preceded by, followed by or that include the words "believes," "expects," "anticipates," "intends," "plans," "estimates," or similar expressions.

Forward-looking statements involve risks, uncertainties and assumptions, including risks described below and other risks that we describe from time to time in our periodic filings with the SEC, and our actual results may differ materially from those expressed in our forward-looking statements. We therefore caution you not to rely unduly on any forward-looking statement. The forward-looking statements in this report speak only as of the date of the report, and we undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

Risks and Uncertainties

We are subject to various risks that could have a negative effect on the Company and its financial condition. You should understand that these risks could cause results to differ materially from those expressed in forward-looking statements contained in this report and in other Company communications. Because there is no way to determine in advance whether, or to what extent, any present uncertainty will ultimately impact our business, you should give equal weight to each of the following.

The lodging industry is highly competitive, which may impact our ability to compete successfully with other hotel and timeshare properties for customers. We generally operate in markets that contain numerous competitors. Each of our hotel and timeshare brands competes with major hotel chains in national and international venues and with independent companies in regional markets. Our ability to remain competitive and attract and retain business and leisure travelers depends on our success in distinguishing the quality, value and efficiency of our lodging products and services from those offered by others. If we are unable to compete successfully in these areas, this could limit our operating margins, diminish our market share and reduce our earnings.

We are subject to the range of operating risks common to the hotel, timeshare and corporate apartment industries. The profitability of the hotels, vacation timeshare resorts and corporate apartments that we operate or franchise may be adversely affected by a number of factors, including:

(1) the availability of and demand for hotel rooms, timeshares and apartments;
(2) international, national and regional economic conditions;
(3) the desirability of particular locations and changes in travel patterns;
(4) taxes and government regulations that influence or determine wages, prices, interest rates, construction procedures and costs;
(5) the availability of capital to allow us and potential hotel owners and joint venture partners to fund investments;
(6) regional and national development of competing properties; and
(7) increases in wages and other labor costs, energy, healthcare, insurance, transportation and fuel, and other expenses central to the conduct of our business.

Any one or more of these factors could limit or reduce the demand, and therefore the prices we are able to obtain, for hotel rooms, timeshare units and corporate apartments. In addition, reduced demand for hotels could also give rise to losses under loans, guarantees and minority equity investments that we have made in connection with hotels that we manage.

The uncertain pace of the lodging industry's recovery will continue to impact our financial results and growth. Both the Company and the lodging industry were hurt by several events occurring over the last few years, including the global economic downturn, the terrorist attacks on New York and Washington, Severe Acute Respiratory Syndrome (SARS) and military action in Iraq. Business and leisure travel decreased and remained depressed as some potential travelers reduced or avoided discretionary travel in light of increased delays and safety concerns and economic declines stemming from an erosion in consumer confidence. Weaker hotel performance reduced management and franchise fees and gave rise to fundings or losses under loans, guarantees and minority investments that we have made in connection with some hotels that we manage, which, in turn, has had a material adverse impact on our financial performance. Although both the lodging and travel industries are recovering, the pace, duration and full extent of that recovery remain unclear. Accordingly, our financial results and growth could be harmed if that recovery stalls or is reversed.

Our lodging operations are subject to international, national and regional conditions. Because we conduct our business on a national and international platform, our activities are susceptible to changes in the performance of regional and global economies. In recent years, our business has been hurt by decreases in travel resulting from recent economic conditions, the military action in Iraq, and the heightened travel security measures that have resulted from the threat of further terrorism. Our future economic performance is similarly subject to the uncertain magnitude and duration of the economic recovery in the United States, the prospects of improving economic performance in other regions, the unknown pace of any business travel recovery that results, and the occurrence of any future incidents in the countries in which we operate.

Our growth strategy depends upon third-party owners/operators, and future arrangements with these third parties may be less favorable. Our present growth strategy for development of additional lodging facilities entails entering into and maintaining various arrangements with property owners. The terms of our management agreements, franchise agreements and leases for each of our lodging facilities are influenced by contract terms offered by our competitors, among other things. We cannot assure you that any of our current arrangements will continue. Moreover, we may not be able to enter into future collaborations, or to renew or enter into agreements in the future, on terms that are as favorable to us as those under existing collaborations and agreements.

We may have disputes with the owners of the hotels that we manage or franchise. Consistent with our focus on management and franchising, we own very few of our lodging properties. The nature of our responsibilities under our management agreements to manage each hotel and enforce the standards required for our brands under both management and franchise agreements may, in some instances, be subject to interpretation and may give rise to disagreements. We seek to resolve any disagreements in order to develop and maintain positive relations with current and potential hotel owners and joint venture partners, but have not always been able to do so. Failure to resolve such disagreements has in the past resulted in litigation, and could do so in the future.

Our ability to grow our management and franchise systems is subject to the range of risks associated with real estate investments. Our ability to sustain continued growth through management or franchise agreements for new hotels and the conversion of existing facilities to managed or franchised Marriott brands is affected, and may potentially be limited, by a variety of factors influencing real estate development generally. These include site availability, financing, planning, zoning and other local approvals, and other limitations that may be imposed by market and submarket factors, such as projected room occupancy, growth in demand opposite projected supply, territorial restrictions in our management and franchise agreements, costs of construction and anticipated room rate structure.

We depend on capital to buy and maintain hotels, and we may be unable to access capital when necessary. In order to fund new hotel investments, as well as refurbish and improve existing hotels, both the Company and current and potential hotel owners must periodically spend money. The availability of funds for new investments and maintenance of existing hotels depends in large measure on capital markets and liquidity factors over which we can exert little control. Our ability to recover loan and guarantee advances from hotel operations or from owners through the proceeds of hotel sales, refinancing of debt or otherwise may also affect our ability to recycle and raise new capital.

In the event of damage to or other potential losses involving properties that we own, manage or franchise, potential losses may not be covered by insurance. We have comprehensive property and liability insurance policies with coverage features and insured limits that we believe are customary. Market forces beyond our control may nonetheless limit both the scope of property and liability insurance coverage that we can obtain and our ability to obtain coverage at reasonable rates. There are certain types of losses, generally of a catastrophic nature, such as earthquakes and floods or terrorist acts, that may be uninsurable or may be too expensive to justify insuring against. As a result, we may not be successful in obtaining insurance without increases in cost or decreases in coverage levels. In addition, we may carry insurance coverage that, in the event of a substantial loss, would not be sufficient to pay the full current market value or current replacement cost of our lost investment or that of hotel owners, or in some cases could also result in certain losses being totally uninsured. As a result, we could lose all, or a portion of, the capital we have invested in a property, as well as the anticipated future revenue from the property, and we could remain obligated for guarantees, debt or other financial obligations related to the property.

Risks relating to acts of God, terrorist activity and war could reduce the demand for lodging, which may adversely affect our revenues. Acts of God, such as natural disasters and the spread of contagious diseases, in locations where we own, manage or franchise significant properties and areas of the world from which we draw a large number of customers can cause a decline in the level of business and leisure travel and reduce the demand for lodging. Wars (including the potential for war), terrorist activity (including threats of terrorist activity), political unrest and other forms of civil strife and geopolitical uncertainty can have a similar effect. Any one or more of these events may reduce the overall demand for hotel rooms, timeshare units and corporate apartments, or limit the prices that we are able to obtain for them, both of which could adversely affect our revenues.

Increasing use of internet reservation services may adversely impact our revenues. Some of our hotel rooms are booked through internet travel intermediaries serving both the leisure, and increasingly, the corporate travel sectors. While Marriott's Look No Further Best Rate Guarantee has greatly reduced the ability of these internet travel intermediaries to undercut the published rates of Marriott hotels, these internet travel intermediaries continue their attempts to commoditize hotel rooms, by aggressively marketing to price-sensitive travelers and corporate accounts and increasing the importance of general indicators of quality (such as "three-star downtown hotel") at the expense of brand identification. These agencies hope that consumers will eventually develop brand loyalties to their travel services rather than to our lodging brands. Although we expect to continue to maintain and even increase the strength of our brands in the online marketplace, if the amount of sales made through internet intermediaries increases significantly, our business and profitability may be harmed.

Changes in privacy law could adversely affect our ability to market our products effectively. Our timeshare business, and to a lesser extent our lodging segments, rely on a variety of direct marketing techniques, including telemarketing and mass mailings. Recent initiatives, such as the National Do Not Call Registry and various state laws regarding marketing and solicitation, including anti-spam legislation, have created some concern about the continuing effectiveness of telemarketing and mass mailing techniques and could force further changes in our marketing strategy. If this occurs, we may not be able to develop adequate alternative marketing strategies, which could impact the amount and timing of our sales of timeshare units and other products. We also obtain lists of potential customers from travel service providers with whom we have substantial relationships and market to some individuals on these lists directly. If the acquisition of these lists were outlawed or otherwise restricted, our ability to develop new customers and introduce them to our products could be impaired.

Activities relating to our synthetic fuel operations could increase our tax liabilities. The Company earns revenues and generates tax credits from its synthetic fuel operations, which create a fuel that qualifies for tax credits pursuant to Section 29 of the Internal Revenue Code. The performance of the synthetic fuel operations depends in part on our ability to utilize the tax credits, which in turn is dependent on our financial performance. If our businesses do not generate sufficient profits, we might suffer losses associated with generating tax credits that we were unable to utilize. In addition, the IRS field audit team's challenge to whether three of our synthetic fuel facilities satisfy statutory placed-in-service requirements could, if ultimately resolved against us, prevent us from realizing projected future tax credits and cause us to reverse previously utilized credits, requiring payment of substantial additional taxes. The ability of our synthetic fuel operations to generate tax credits could also be adversely impacted by the productivity of these operations, which may be diminished by problems related to supply, production and demand at any of the synthetic fuel facilities, the power plants that buy synthetic fuel from the joint venture or the coal mines where the joint venture buys coal, and by the reduction or elimination of projected future tax credits for synthetic fuel if average crude oil prices in 2005 and beyond exceed certain statutory thresholds, which could affect our ongoing production decisions.

Obligations associated with our exit from the Senior Living Services business may be larger than expected. Our agreement to sell the Senior Living Services business provides for indemnification of Sunrise Senior Living, Inc. based on pre-closing events and liabilities resulting from the consummation of the transaction. The amount of the indemnification obligations depends, in large part, on actions of third parties that are outside of our control. As a result, it is difficult to predict the ultimate impact of the indemnities, and the amount of these adjustments and indemnities could be larger than expected.

CONSOLIDATED STATEMENT OF INCOME

Fiscal Years Ended December 31, 2004, January 2, 2004, and January 3, 2003	**2004**	2003	2002
($ in millions, except per share amounts)			
REVENUES			
Base management fees[1]	**$ 435**	$ 388	$ 379
Franchise fees	**296**	245	232
Incentive management fees[1]	**142**	109	162
Owned, leased, corporate housing and other revenue[1]	**730**	633	651
Timeshare interval sales and services	**1,247**	1,145	1,059
Cost reimbursements[1]	**6,928**	6,192	5,739
Synthetic fuel	**321**	302	193
	10,099	9,014	8,415
OPERATING COSTS AND EXPENSES			
Owned, leased and corporate housing—direct	**629**	505	580
Timeshare—direct	**1,039**	1,011	938
Reimbursed costs[1]	**6,928**	6,192	5,739
General, administrative and other[1]	**607**	523	510
Synthetic fuel	**419**	406	327
	9,622	8,637	8,094
OPERATING INCOME	**477**	377	321
Gains and other income[1]	**164**	106	132
Interest expense	**(99)**	(110)	(86)
Interest income[1]	**146**	129	122
Benefit from (provision for) loan losses[1]	**8**	(7)	(12)
Equity in (losses) earnings			
Synthetic fuel[1]	**(28)**	10	—
Other[1]	**(14)**	(17)	(6)
INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES AND MINORITY INTEREST	**654**	488	471
(Provision) benefit for income taxes	**(100)**	43	(32)
INCOME FROM CONTINUING OPERATIONS BEFORE MINORITY INTEREST	**554**	531	439
Minority interest	**40**	(55)	—
INCOME FROM CONTINUING OPERATIONS	**594**	476	439
Discontinued operations			
Income (loss) from Senior Living Services, net of tax	**—**	26	(108)
Income (loss) from Distribution Services, net of tax	**2**	—	(54)
NET INCOME	**$ 596**	$ 502	$ 277
EARNINGS PER SHARE—Basic			
Earnings from continuing operations	**$ 2.62**	$ 2.05	$ 1.83
Earnings (loss) from discontinued operations	**.01**	.11	(.68)
Earnings per share	**$ 2.63**	$ 2.16	$ 1.15
EARNINGS PER SHARE—Diluted			
Earnings from continuing operations	**$ 2.47**	$ 1.94	$ 1.74
Earnings (loss) from discontinued operations	**.01**	.11	(.64)
Earnings per share	**$ 2.48**	$ 2.05	$ 1.10
DIVIDENDS DECLARED PER SHARE	**$ 0.330**	$0.295	$0.275

See Notes to Consolidated Financial Statements

[1] *See Footnote 20, "Related Party Transactions," of the Notes to Consolidated Financial Statements for disclosure of related party amounts.*

CONSOLIDATED BALANCE SHEET

December 31, 2004, and January 2, 2004	**December 31, 2004**	**January 2, 2004**
($ in millions)		
ASSETS		
Current assets		
Cash and equivalents	**$ 770**	$ 229
Accounts and notes receivable[1]	**797**	728
Current deferred taxes, net	**162**	215
Other	**217**	175
	1,946	1,347
Property and equipment	**2,389**	2,513
Intangible assets		
Goodwill	**923**	923
Contract acquisition costs[1]	**513**	526
	1,436	1,449
Equity method investments[1]	**249**	468
Notes receivable		
Loans to equity method investees[1]	**526**	558
Loans to timeshare owners	**289**	152
Other notes receivable	**374**	389
	1,189	1,099
Other long-term receivables[1]	**326**	387
Deferred taxes, net	**397**	251
Other[1]	**736**	663
	$ 8,668	$8,177
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Current portion of long-term debt	**$ 489**	$ 64
Accounts payable[1]	**570**	584
Accrued payroll and benefits	**508**	412
Self-insurance reserves	**71**	43
Other payables and accruals[1]	**416**	385
Liability for guest loyalty program	**302**	282
	2,356	1,770
Long-term debt	**836**	1,391
Self-insurance reserves	**163**	169
Liability for guest loyalty program	**640**	502
Other long-term liabilities[1]	**580**	501
Minority interest	**12**	6
Shareholders' equity		
Class A common stock	**3**	3
Additional paid-in capital	**3,423**	3,317
Retained earnings	**1,951**	1,505
Deferred compensation	**(108)**	(81)
Treasury stock, at cost	**(1,197)**	(865)
Accumulated other comprehensive income (loss)	**9**	(41)
	4,081	3,838
	$ 8,668	$8,177

See Notes to Consolidated Financial Statements

[1] *See Footnote 20, "Related Party Transactions," of the Notes to Consolidated Financial Statements for disclosure of related party amounts.*

CONSOLIDATED STATEMENT OF CASH FLOWS

Fiscal Years Ended December 31, 2004, January 2, 2004, and January 3, 2003	2004	2003	2002
($ in millions)			
OPERATING ACTIVITIES			
Income from continuing operations	**$ 594**	$ 476	$ 439
Adjustments to reconcile to cash provided by operating activities:			
Income from discontinued operations	**2**	7	9
Discontinued operations—gain (loss) on sale/exit	**—**	19	(171)
Depreciation and amortization	**166**	160	187
Minority interest in results of synthetic fuel operation	**(40)**	55	—
Income taxes	**(63)**	(171)	(105)
Timeshare activity, net	**113**	(111)	(63)
Other	**(77)**	(73)	223
Working capital changes:			
Accounts receivable	**(6)**	(81)	(31)
Other current assets	**(16)**	11	60
Accounts payable and accruals	**218**	111	(32)
Net cash provided by operating activities	**891**	403	516
INVESTING ACTIVITIES			
Capital expenditures	**(181)**	(210)	(292)
Dispositions	**402**	494	729
Loan advances	**(129)**	(241)	(237)
Loan collections and sales	**276**	280	124
Other	**(81)**	(12)	(7)
Net cash provided by investing activities	**287**	311	317
FINANCING ACTIVITIES			
Commercial paper, net	**—**	(102)	102
Issuance of long-term debt	**20**	14	26
Repayment of long-term debt	**(99)**	(273)	(946)
Redemption of convertible debt	**(62)**	—	(347)
Issuance of Class A common stock	**206**	102	35
Dividends paid	**(73)**	(68)	(65)
Purchase of treasury stock	**(664)**	(373)	(252)
Earn-outs received, net	**35**	17	—
Net cash used in financing activities	**(637)**	(683)	(1,447)
INCREASE (DECREASE) IN CASH AND EQUIVALENTS	**541**	31	(614)
CASH AND EQUIVALENTS, beginning of year	**229**	198	812
CASH AND EQUIVALENTS, end of year	**$ 770**	$ 229	$ 198

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Fiscal Years Ended December 31, 2004, January 2, 2004, and January 3, 2003	**2004**	**2003**	**2002**
($ in millions)			
Net income	**$596**	$502	$277
Other comprehensive income (loss), net of tax:			
Foreign currency translation adjustments	**43**	37	(7)
Other	**7**	(8)	(13)
Total other comprehensive income (loss)	**50**	29	(20)
Comprehensive income	**$646**	$531	$257

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

Fiscal Years Ended December 31, 2004, January 2, 2004, and January 3, 2003

(in millions, except per share amounts)

Common Shares Outstanding		**Class A Common Stock**	**Additional Paid-in Capital**	**Deferred Compensation**	**Retained Earnings**	**Unearned ESOP Shares**	**Treasury Stock, at Cost**	**Accumulated Other Comprehensive (Loss) Income**
240.7	Balance at December 29, 2001	$ 3	$3,427	$ (49)	$ 941	$(291)	$ (503)	$(50)
—	Net income	—	—	—	277	—	—	—
—	Dividends ($0.275 per share)	—	—	—	(67)	—	—	—
3.0	Employee stock plan issuance and other	—	(203)	6	(25)	291	90	(20)
(7.8)	Purchase of treasury stock	—	—	—	—	—	(254)	—
235.9	Balance at January 3, 2003	3	3,224	(43)	1,126	—	(667)	(70)
—	Net income	—	—	—	502	—	—	—
—	Dividends ($0.295 per share)	—	—	—	(68)	—	—	—
5.8	Employee stock plan issuance and other	—	93	(38)	(55)	—	182	29
(10.5)	Purchase of treasury stock	—	—	—	—	—	(380)	—
231.2	Balance at January 2, 2004	3	3,317	(81)	1,505	—	(865)	(41)
—	Net income	—	—	—	596	—	—	—
—	Dividends ($0.330 per share)	—	—	—	(75)	—	—	—
8.6	Employee stock plan issuance and other	—	106	(27)	(75)	—	322	50
(14.0)	Purchase of treasury stock	—	—	—	—	—	(654)	—
225.8	Balance at December 31, 2004	$ 3	$3,423	$(108)	$1,951	$ —	$(1,197)	$ 9

See Notes to Consolidated Financial Statements

1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The consolidated financial statements present the results of operations, financial position and cash flows of Marriott International, Inc. (together with its subsidiaries, we, us or the Company).

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements, the reported amounts of sales and expenses during the reporting periods and the disclosures of contingent liabilities. Accordingly, ultimate results could differ from those estimates. We have reclassified certain prior year amounts to conform to our 2004 presentation.

As a result of the sale of our Senior Living Services communities and management business and the discontinuation of our Distribution Services business, the balances and activities of two reportable segments, Senior Living Services and Distribution Services, have been segregated and reported as discontinued operations for all periods presented.

In our opinion, the accompanying consolidated financial statements reflect all normal and recurring adjustments necessary to present fairly our financial position as of December 31, 2004, and January 2, 2004, and the results of our operations and cash flows for the fiscal years ended December 31, 2004, January 2, 2004, and January 3, 2003. We have eliminated all material intercompany transactions and balances between entities consolidated in these financial statements.

Fiscal Year
Our fiscal year ends on the Friday nearest to December 31. The 2004 and 2003 fiscal years included 52 weeks, while the 2002 fiscal year included 53 weeks.

Revenue Recognition
Our revenues include (1) base and incentive management fees, (2) franchise fees, (3) revenues from lodging properties and other businesses owned or leased by us, (4) timeshare interval sales and services, (5) cost reimbursements, and (6) sales made by the synthetic fuel operation while consolidated. Management fees comprise a base fee, which is a percentage of the revenues of hotels, and an incentive fee, which is generally based on hotel profitability. Franchise fees comprise initial application fees and continuing royalties generated from our franchise programs, which permit the hotel owners and operators to use certain of our brand names. Cost reimbursements include direct and indirect costs that are reimbursed to us by lodging properties that we manage or franchise.

Base and Incentive Management Fees: We recognize base fees as revenue when earned in accordance with the contract. In interim periods and at year-end, we recognize incentive fees that would be due as if the contract were to terminate at that date, exclusive of any termination fees payable or receivable by us.

Franchise Fee Revenue: We recognize franchise fees as revenue in each accounting period as fees are earned and become receivable from the franchisee.

Owned and Leased Units: We recognize room sales and revenues from guest services for our owned and leased units when rooms are occupied and services have been rendered.

Timeshare Intervals: We recognize sales when (1) we have received a minimum of 10 percent of the purchase price for the timeshare interval, (2) the purchaser's period to cancel for a refund has expired, (3) we deem the receivables to be collectible, and (4) we have attained certain minimum sales and construction levels. We defer all revenue using the deposit method for sales that do not meet all four of these criteria. For sales that do not qualify for full revenue recognition as the project has progressed beyond the preliminary stages but has not yet reached completion, all revenue and profit are deferred and recognized in earnings using the percentage of completion method.

Cost Reimbursements: We recognize cost reimbursements from managed, franchised and timeshare properties when we incur the related reimbursable costs.

Synthetic Fuel: Prior to November 7, 2003, and after March 25, 2004, we accounted for the synthetic fuel operation by consolidating the joint ventures. We recognize revenue from the synthetic fuel operation when the synthetic fuel is produced and sold. From November 7, 2003, through March 25, 2004, we accounted for the synthetic fuel operation using the equity method of accounting. See Footnote 7 "Synthetic Fuel" for additional information.

Other Revenue includes land rent income and other revenue. In 2003, we recorded a $36 million insurance settlement for lost management fees associated with the New York Marriott World Trade Center hotel, which was destroyed in the 2001 terrorist attacks.

Ground Leases
We are both the lessor and lessee of land under long-term operating leases, which include scheduled increases in minimum rents. We recognize these scheduled rent increases on a straight-line basis over the initial lease terms.

Real Estate Sales
We account for the sales of real estate in accordance with Financial Accounting Standards ("FAS") No. 66, "Accounting for Sales of Real Estate." We reduce gains on sales of real estate by the maximum exposure to loss if we have continuing involvement with the property and do not transfer substantially all of the risks and rewards of ownership. We reduced gains on sales of real estate due to maximum exposure to loss by $1 million in 2004, $4 million in 2003 and $51 million in 2002. In sales transactions where we retain a management contract, the terms and conditions of the management contract are comparable to the terms and conditions of the management contracts obtained directly with third-party owners in competitive bid processes.

Profit Sharing Plan
We contribute to a profit sharing plan for the benefit of employees meeting certain eligibility requirements and electing participation in the plan. Contributions are determined based on a specified percentage of salary deferrals by participating employees. Excluding the discontinued Senior Living Services and Distribution Services businesses, we recognized compensation cost from profit sharing of $70 million in 2004, $53 million in 2003 and $54 million in 2002. We recognized compensation cost from profit sharing of $1 million in 2003 and $8 million in 2002, related to the discontinued Senior Living Services and Distribution Services businesses.

Self-Insurance Programs

We are self-insured for certain levels of property, liability, workers' compensation and employee medical coverage. We accrue estimated costs of these self-insurance programs at the present value of projected settlements for known and incurred but not reported claims. We use a discount rate of 4.8 percent to determine the present value of the projected settlements, which we consider to be reasonable given our history of settled claims, including payment patterns and the fixed nature of the individual settlements.

Marriott Rewards

Marriott Rewards is our frequent guest loyalty program. Marriott Rewards members earn points based on their monetary spending at our lodging operations, purchases of timeshare intervals, and, to a lesser degree, through participation in affiliated partners' programs, such as those offered by airlines and credit card companies. Points, which we accumulate and track on the members' behalf, can be redeemed for hotel stays at most of our lodging operations, airline tickets, airline frequent flier program miles, rental cars and a variety of other awards. Points cannot be redeemed for cash.

We provide Marriott Rewards as a marketing program to participating hotels. We charge the cost of operating the program, including the estimated cost of award redemption, to hotels based on members' qualifying expenditures.

We defer revenue received from managed and franchised properties, Marriott-owned/leased hotels and program partners equal to the fair value of our future redemption obligation. We determine the fair value of the future redemption obligation based on statistical formulas which project timing of future point redemption based on historical levels, including an estimate of the "breakage" for points that will never be redeemed and an estimate of the points that will eventually be redeemed. These judgmental factors determine the required liability for outstanding points.

Our management and franchise agreements require that we be reimbursed currently for the costs of operating the program, including marketing, promotion, communication with, and performing member services for the Marriott Rewards members. Due to the requirement that properties reimburse us for program operating costs as incurred, we receive and recognize the balance of the revenue from properties in connection with the Marriott Rewards program at the time such costs are incurred and expensed. We recognize the component of revenue from program partners that corresponds to program maintenance services over the expected life of the points awarded.

Upon the redemption of points, we recognize as revenue the amounts previously deferred, and recognize the corresponding expense relating to the costs of the awards redeemed. Our liability for the Marriott Rewards program was $942 million at December 31, 2004, and $784 million at January 2, 2004.

Guarantees

We record a liability for the fair value of a guarantee on the date a guarantee is issued or modified. The offsetting entry depends on the circumstances in which the guarantee was issued. Funding under the guarantee reduces the recorded liability. When no funding is forecasted, the liability is amortized into income on a straight-line basis over the remaining term of the guarantee.

Rebates and Allowances

We participate in various vendor rebate and allowance arrangements as a manager of hotel properties. There are three types of programs that are common in the hotel industry that are sometimes referred to as "rebates" or "allowances," including unrestricted rebates, marketing (restricted) rebates and sponsorships. The primary business purpose of these arrangements is to secure favorable pricing for our hotel owners for various products and services or enhance resources for promotional campaigns co-sponsored by certain vendors. More specifically, unrestricted rebates are funds returned to the buyer, generally based upon volumes or quantities of goods purchased. Marketing (restricted) allowances are funds allocated by vendor agreements for certain marketing or other joint promotional initiatives. Sponsorships are funds paid by vendors, generally used by the vendor to gain exposure at meetings and events, which are accounted for as a reduction of the cost of the event.

We account for rebates and allowances as adjustments of the prices of the vendors' products and services in accordance with EITF 02-16, "Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor." We show vendor costs and the reimbursement of those costs as reimbursed costs and cost reimbursements revenue, respectively; therefore, rebates are reflected as a reduction of these line items.

Cash and Equivalents

We consider all highly liquid investments with an initial maturity of three months or less at date of purchase to be cash equivalents.

Restricted Cash

Restricted cash, totaling $105 million and $139 million at December 31, 2004 and January 2, 2004, respectively, is recorded in other long-term assets in the accompanying Consolidated Balance Sheet. Restricted cash primarily consists of deposits received on timeshare interval sales that are held in escrow until the contract is closed.

Loan Loss Valuation

We measure loan impairment based on the present value of expected future cash flows discounted at the loan's original effective interest rate or the estimated fair value of the collateral. For impaired loans, we establish a specific impairment reserve for the difference between the recorded investment in the loan and the present value of the expected future cash flows or the estimated fair value of the collateral. We apply our loan impairment policy individually to all loans in the portfolio and do not aggregate loans for the purpose of applying such policy. For loans that we have determined to be impaired, we recognize interest income on a cash basis.

Valuation of Goodwill

We evaluate the fair value of goodwill to assess potential impairments on an annual basis, or during the year if an event or other circumstance indicates that we may not be able to recover the carrying amount of the asset. We evaluate the fair value of goodwill at the reporting unit level and make that determination based upon future cash flow projections. We record an impairment loss for goodwill when the carrying value of the intangible asset is less than its estimated fair value.

Assets Held for Sale

We consider properties to be assets held for sale when management approves and commits to a formal plan to actively market a property for sale. Upon designation as an asset held for sale, we record the carrying value of each property at the lower of its carrying value or its estimated fair value, less estimated costs to sell, and we stop recording depreciation expense.

Investments

Except as otherwise required by FIN 46(R), "Consolidation of Variable Interest Entities," we consolidate entities that we control. We account for investments in joint ventures using the equity method of accounting when we exercise significant influence over the venture. If we do not exercise significant influence, we account for the investment using the cost method of accounting. We account for investments in limited partnerships and limited liability companies using the equity method of accounting when we own more than a minimal investment. Our ownership interest in these equity method investments varies generally from 10 percent to 50 percent.

Costs Incurred to Sell Real Estate Projects

We capitalize direct costs incurred to sell real estate projects attributable to and recoverable from the sales of timeshare interests until the sales are recognized. Costs eligible for capitalization follow the guidelines of FAS No. 67, "Accounting for Costs and Initial Rental Operations of Real Estate Projects." Selling and marketing costs capitalized under this approach were approximately $89 million and $69 million at December 31, 2004, and January 2, 2004, respectively, and are included in property and equipment in the accompanying Consolidated Balance Sheet. If a contract is canceled, we charge unrecoverable direct selling and marketing costs to expense and record deposits forfeited as income.

Residual Interests

We periodically sell notes receivable originated by our timeshare segment in connection with the sale of timeshare intervals. We retain servicing assets and other interests in the assets transferred to entities that are accounted for as residual interests. We treat the residual interests, excluding servicing assets, as "trading" securities under the provisions of FAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." At the end of each reporting period, we estimate the fair value of the residual interests, excluding servicing assets, using a discounted cash flow model. We report changes in the fair values of these residual interests, excluding servicing assets, through the accompanying Consolidated Statement of Income. Servicing assets are classified as held to maturity under the provisions of FAS No. 115 and are recorded at amortized cost.

Derivative Instruments

We use derivative instruments as part of our overall strategy to manage our exposure to market risks associated with fluctuations in interest rates and foreign currency exchange rates. As a matter of policy, we do not use derivatives for trading or speculative purposes.

We record all derivatives at fair value either as assets or liabilities. We recognize, currently in earnings, changes in fair value of derivatives not designated as hedging instruments and of derivatives designated as fair value hedging instruments. Changes in the fair value of the hedged item in a fair value hedge are recorded as an adjustment to the carrying amount of the hedged item and recognized in earnings in the same income statement line item as the change in the fair value of the derivative.

We record the effective portion of changes in fair value of derivatives designated as cash flow hedging instruments as a component of other comprehensive income and report the ineffective portion currently in earnings. We reclassify amounts included in other comprehensive income into earnings in the same period during which the hedged item affects earnings.

Foreign Operations

The U.S. dollar is the functional currency of our consolidated and unconsolidated entities operating in the United States. The functional currency for our consolidated and unconsolidated entities operating outside of the United States is generally the currency of the environment in which the entity primarily generates and expends cash. For consolidated entities whose functional currency is not the U.S. dollar, we translate their financial statements into U.S. dollars, and we do the same, as needed, for unconsolidated entities whose functional currency is not the U.S. dollar. Assets and liabilities are translated at the exchange rate in effect as of the financial statement date, and income statement accounts are translated using the weighted average exchange rate for the period. Translation adjustments from foreign exchange and the effect of exchange rate changes on intercompany transactions of a long-term investment nature are included as a separate component of shareholder's equity. We report gains and losses from foreign exchange rate changes related to intercompany receivables and payables that are not of a long-term investment nature, as well as gains and losses from foreign currency transactions, currently in operating costs and expenses, and those amounted to a $3 million loss in 2004, a $7 million gain in 2003, and a $6 million loss in 2002.

New Accounting Standards

In December 2004, the American Institute of Certified Public Accountants issued Statement of Position ("SOP") 04-2, "Accounting for Real Estate Time-sharing Transactions," and the Financial Accounting Standards Board ("FASB") amended FAS No. 66, "Accounting for Sales of Real Estate," and FAS No. 67, "Accounting for Costs and Initial Rental Operations of Real Estate Projects," to exclude accounting for real estate time-sharing transactions from these statements. The SOP will be effective for fiscal years beginning after June 15, 2005.

Under the SOP, the majority of the costs incurred to sell timeshares will be charged to expense when incurred. In regard to notes receivable issued in conjunction with a sale, an estimate of uncollectibility that is expected to occur must be recorded as a reduction of revenue at the time that profit is recognized on a timeshare sale. Rental and other operations during holding periods must be accounted for as incidental operations, which require that any excess costs be recorded as a reduction of inventory costs.

We estimate that the initial adoption of the SOP, which will be reported as a cumulative effect of a change in accounting principle in our fiscal year 2006 financial statements, will result in a one-time non-cash pre-tax charge of approximately $150 million, consisting primarily of the write-off of deferred selling costs and establishing the required reserve on notes. We estimate that the ongoing impact of adoption will not be significant.

In December 2004, the FASB issued FAS No. 123 (revised 2004), "Share-Based Payment" ("FAS No. 123R"), which is a revision of FAS No. 123, "Accounting for Stock-Based Compensation." FAS No. 123R supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees," and amends FAS No. 95, "Statement of Cash Flows." We will adopt FAS No. 123R at the beginning of our 2005 third quarter.

FAS No. 123R requires all share-based payments to employees, including grants of employee stock options, to be recorded as an expense based on their fair values. The grant-date fair value of employee share options and similar instruments will be estimated using an option-pricing model adjusted for any unique characteristics of a particular instrument. If an equity award is modified after the grant date, incremental compensation cost will be recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification.

We estimate that the adoption of FAS No. 123R, using the modified prospective method, will result in incremental pre-tax expense in fiscal year 2005 of approximately $20 million, based on our current share-based payment compensation plans and a mid-year adoption.

Stock-based Compensation

We have several stock-based employee compensation plans that we account for using the intrinsic value method under the recognition and measurement principles of Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly, we do not reflect stock-based employee compensation cost in net income for our Stock Option Program, the Supplemental Executive Stock Option awards or the Employee Stock Purchase Plan. We recognized stock-based employee compensation cost of $31 million, $19 million and $9 million, net of tax, for deferred share grants, restricted share grants and restricted stock units (2004 and 2003 only) for 2004, 2003 and 2002, respectively.

The following table illustrates the effect on net income and earnings per share as if we had applied the fair value recognition provisions of FAS No. 123, "Accounting for Stock-Based Compensation," to stock-based employee compensation. We have included the impact of measured but unrecognized compensation cost and excess tax benefits credited to additional paid-in-capital in the calculation of the diluted pro forma shares for all years presented. In addition, we have included the estimated impact of reimbursements from third parties.

($ in millions, except per share amounts)	**2004**	**2003**	**2002**
Net income, as reported	**$ 596**	$ 502	$ 277
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	**31**	19	9
Deduct: Total stock-based employee compensation expense determined under fair value-based method for all awards, net of related tax effects and estimated reimbursed costs	**(58)**	(48)	(37)
Pro forma net income	**$ 569**	$ 473	$ 249
Earnings per share:			
Basic—as reported	**$2.63**	$2.16	$1.15
Basic—pro forma	**$2.51**	$2.03	$1.04
Diluted—as reported	**$2.48**	$2.05	$1.10
Diluted—pro forma	**$2.35**	$1.94	$0.99

2 RELATIONSHIP WITH MAJOR CUSTOMER

As of year-end 2004, Host Marriott Corporation ("Host Marriott") owned or leased 167 lodging properties operated by us under long-term agreements. The revenues and income from continuing operations before income taxes and minority interest we recognized from lodging properties owned/leased by Host Marriott for the last three fiscal years are shown in the following table:

($ in millions)	**2004**	**2003**	**2002**
Revenues	**$2,423**	$2,357	$2,400
Income from continuing operations before income taxes and minority interest	**123**	141	145

Additionally, Host Marriott is a general partner in several unconsolidated partnerships that own lodging properties operated by us under long-term agreements. As of year-end 2004, Host Marriott was affiliated with 121 such properties operated by us (including the properties in the Courtyard Joint Venture discussed below). The sales and income from continuing operations before income taxes and minority interest recognized by the Company for the last three fiscal years are shown in the following table:

($ in millions)	**2004**	**2003**	**2002**
Revenues	**$329**	$329	$387
Income from continuing operations before income taxes and minority interest	**50**	56	74

In December 2000, we acquired 120 Courtyard by Marriott hotels through an unconsolidated joint venture ("the Courtyard Joint Venture") with an affiliate of Host Marriott. Prior to the formation of the Courtyard Joint Venture, Host Marriott was a

general partner in the unconsolidated partnerships that owned the 120 Courtyard by Marriott hotels. Amounts recognized from lodging properties owned by unconsolidated partnerships discussed above include the following amounts related to these 120 Courtyard hotels:

($ in millions)	**2004**	**2003**	**2002**
Revenues	**$285**	$268	$267
Income from continuing operations before income taxes and minority interest	**47**	52	61

In connection with the formation of the Courtyard Joint Venture, we made a loan to the joint venture. The balance on our mezzanine loan to the Courtyard Joint Venture was $249 million and $215 million as of December 31, 2004, and January 2, 2004, respectively. The proceeds of the mezzanine loan have not been, and will not be, used to pay our management fees, debt service or land rent income. All management fees relating to the underlying hotels that we recognize in income are paid to us in cash by the Courtyard Joint Venture.

In December 2004, we and Host Marriott announced the signing of a purchase and sale agreement by which an institutional investor would obtain a 75 percent interest in the Courtyard Joint Venture. We expect the transaction, which is subject to certain closing conditions, to close in early 2005, although we cannot assure you that the sale will be completed. Currently, we and Host Marriott own equal shares in the 120-property joint venture, and with the addition of the new equity, our percentage interest in the joint venture will decline from 50 percent to 21 percent. As a result of the transaction, the pace of the Courtyard hotel reinventions, a program that renovates and upgrades Courtyard hotels, will be accelerated.

Upon closing of the transaction:

- We expect that our existing mezzanine loan to the joint venture (including accrued interest) totaling approximately $249 million at December 31, 2004, will be repaid;
- We expect to make available to the joint venture a seven-year subordinated loan of approximately $144 million to be funded as reinventions are completed in 2005 and 2006;
- We expect to enter into a new long-term management agreement with the joint venture. As the termination of the existing management agreement is probable, we have written off our deferred contract costs related to the existing contract in the 2004 fourth quarter, resulting in a charge of $13 million; and
- Upon closing of the transaction we expect to record a gain associated with the repayment of the mezzanine loan, which will be substantially offset by our portion of the joint venture's costs of prepaying an existing senior loan.

We lease land to the Courtyard Joint Venture that had an aggregate book value of $184 million at December 31, 2004. This land has been pledged to secure debt of the lessees. We are currently deferring receipt of rentals on this land to permit the lessees to meet their debt service requirements.

We have provided Host Marriott with financing for a portion of the cost of acquiring properties to be operated or franchised by us, and may continue to provide financing to Host Marriott in the future. The outstanding principal balance of these loans was $2 million and $3 million at December 31, 2004, and January 2, 2004, respectively, and we recognized less than $1 million in each of 2004 and 2003 and $1 million in 2002 in interest and fee income under these credit agreements with Host Marriott.

We have guaranteed the performance of Host Marriott and certain of its affiliates to lenders and other third parties. These guarantees were limited to $8 million at December 31, 2004. We have made no payments pursuant to these guarantees.

3 NOTES RECEIVABLE

($ in millions)	**2004**	**2003**
Loans to timeshare owners	**$ 315**	$ 167
Lodging senior loans	**75**	110
Lodging mezzanine and other loans	**867**	886
	1,257	1,163
Less current portion	**(68)**	(64)
	$1,189	$1,099

Amounts due within one year are classified as current assets in the caption accounts and notes receivable in the accompanying Consolidated Balance Sheet, including $26 million and $15 million, respectively, as of December 31, 2004, and January 2, 2004, related to the loans to timeshare owners.

Our notes receivable are due as follows: 2005 – $68 million; 2006 – $314 million; 2007 – $134 million; 2008 – $76 million; 2009 – $31 million; and $634 million thereafter.

At December 31, 2004, our recorded investment in impaired loans was $181 million. We have a $92 million allowance for credit losses, leaving $89 million of our investment in impaired loans for which there is no related allowance for credit losses.

The following table summarizes the activity related to our notes receivable reserve for the years ended January 3, 2003, January 2, 2004, and December 31, 2004:

($ in millions)	**Notes Receivable Reserve**
December 29, 2001	$ 98
Additions	12
Write-offs	(16)
Transfers and other	16
January 3, 2003	110
Additions	15
Reversals	(8)
Write-offs	(15)
Transfers and other	28
January 2, 2004	130
Additions	3
Reversals	(11)
Write-offs	(44)
Transfers and other	14
December 31, 2004	$ 92

4 PROPERTY AND EQUIPMENT

($ in millions)	2004	2003
Land	$ 371	$ 424
Buildings and leasehold improvements	642	606
Furniture and equipment	771	680
Timeshare properties	1,186	1,286
Construction in progress	100	74
	3,070	3,070
Accumulated depreciation	(681)	(557)
	$2,389	$2,513

We record property and equipment at cost, including interest, rent and real estate taxes incurred during development and construction. Interest capitalized as a cost of property and equipment totaled $16 million in 2004, $25 million in 2003 and $43 million in 2002. We capitalize the cost of improvements that extend the useful life of property and equipment when incurred. These capitalized costs may include structural costs, equipment, fixtures, floor and wall coverings and paint. All repair and maintenance costs are expensed as incurred. We compute depreciation using the straight-line method over the estimated useful lives of the assets (three to 40 years). Depreciation expense, including amounts related to discontinued operations, totaled $133 million in 2004, $132 million in 2003, and $145 million in 2002. We amortize leasehold improvements over the shorter of the asset life or lease term.

5 DISPOSITIONS

2004

We sold two lodging properties for $79 million in cash, net of transaction costs, recognized pre-tax gains totaling $6 million and deferred recognition of gains totaling $1 million due to our continuing involvement with the two properties. We accounted for both sales under the full accrual method in accordance with FAS No. 66, "Accounting for Sales of Real Estate," and will continue to operate the properties under long-term management agreements. We also sold 30 land parcels for $55 million in cash, net of transaction costs, and we recorded pre-tax gains of $12 million.

Additionally, we sold our Ramada International Hotels & Resorts franchised brand, which consisted primarily of investments in franchise contracts and trademarks and licenses outside of the United States, to Cendant Corporation's Hotel Group for $33 million in cash, net of transaction costs, and recorded a pre-tax gain of $4 million.

Cendant exercised its option to redeem our interest in the Two Flags joint venture, and as a result Cendant acquired the trademarks and licenses for the Ramada and Days Inn lodging brands in the United States. We recorded a pre-tax gain of approximately $13 million in connection with this transaction. We also sold our interests in two joint ventures for $13 million in cash and recognized pre-tax gains of $6 million.

2003

We sold three lodging properties for $138 million in cash, net of transaction costs. We accounted for the three property sales under the full accrual method in accordance with FAS No. 66, and we will continue to operate the properties under long-term management agreements. The buyer of one property leased the property for a term of 20 years to a consolidated joint venture between the buyer and us. The lease payments are fixed for the first five years and variable thereafter. Our gain on the sale of $5 million will be recognized on a straight-line basis in proportion to the gross rental charged to expense, and we recognized $1 million of pre-tax gains in both 2003 and 2004. We recognized a $1 million gain in 2003 associated with the sale of the other two properties and there are no remaining deferred gains. During the year, we also sold three parcels of land for $10 million in cash, net of transaction costs, and recognized a pre-tax loss of $1 million. Additionally, we sold our interests in three international joint ventures for approximately $25 million and recorded pre-tax gains of approximately $21 million.

During the third quarter of 2003, we completed the sale of an approximately 50 percent interest in the synthetic fuel operation. We received cash and promissory notes totaling $25 million at closing, and we are receiving additional profits that are expected to continue over the life of the venture based on the actual amount of tax credits allocated to the purchaser. See Footnote 7, "Synthetic Fuel" for further discussion.

2002

We sold three lodging properties and six pieces of undeveloped land for $330 million in cash. We will continue to operate two of the hotels under long-term management agreements. We accounted for two of the three property sales under the full accrual method in accordance with FAS No. 66. The buyer did not make adequate minimum initial investments in the remaining property, which we accounted for under the cost recovery method. The sale of one of the properties was to a joint venture in which we have a minority interest and was sold at a loss. We recognized no pre-tax gains in either 2004 or 2003 and $6 million of pre-tax gains in 2002. We will recognize the remaining $50 million of pre-tax gains in subsequent years, provided certain contingencies in the sales contracts expire.

We also sold our 11 percent investment in Interval International, a timeshare exchange company, for approximately $63 million and recorded a pre-tax gain of $44 million.

6 TIMESHARE NOTE SALES

We periodically sell, with limited recourse, through special purpose entities, notes receivable originated by our timeshare business in connection with the sale of timeshare intervals. We continue to service the notes, and transfer all proceeds collected to special purpose entities. We retain servicing assets and other interests in the notes which are accounted for as residual interests. The interests are limited to the present value of cash available after paying financing expenses and program fees, and absorbing credit losses. We have included gains from the sales of timeshare notes receivable totaling $64 million in each of 2004 and 2003 and $60 million in 2002 in gains and other income in the accompanying Consolidated Statement of Income. We had residual interests of $190 million and $203 million, respectively, at December 31, 2004 and January 2, 2004, which are recorded in the accompanying Consolidated Balance Sheet as other long-term receivables of $127 million and $120 million, respectively, and other current assets of $63 million and $83 million, respectively.

At the date of sale and at the end of each reporting period, we estimate the fair value of residual interests, excluding servicing assets, using a discounted cash flow model. These transactions may utilize interest rate swaps to protect the net interest margin associated with the beneficial interest. We report in income changes in the fair value of residual interests, excluding servicing assets, as they are considered trading

securities under the provisions of FAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." We used the following key assumptions to measure the fair value of the residual interests, excluding servicing assets, at the date of sale during the years ended December 31, 2004, January 2, 2004, and January 3, 2003: average discount rate of 7.80 percent, 4.95 percent and 5.69 percent, respectively; average expected annual prepayments, including defaults, of 18.61 percent, 17.00 percent and 16.41 percent, respectively; expected weighted average life of prepayable notes receivable, excluding prepayments and defaults, of 83 months, 85 months and 69 months, respectively; and expected weighted average life of prepayable notes receivable, including prepayments and defaults, of 42 months, 44 months and 42 months, respectively. Our key assumptions are based on experience.

We used the following key assumptions in measuring the fair value of the residual interests, excluding servicing assets, in our six outstanding note sales at December 31, 2004: an average discount rate of 7.77 percent; an average expected annual prepayment rate, including defaults, of 15.89 percent; an expected weighted average life of prepayable notes receivable, excluding prepayments and defaults, of 63 months; and an expected weighted average life of prepayable notes receivable, including prepayments and defaults of 38 months.

At the date of sale, we measure servicing assets at their allocated previous carrying amount based on relative fair value. Servicing assets are classified as held to maturity under the provisions of FAS No. 115 and are recorded at amortized cost.

Cash flows between us and third-party purchasers during the years ended December 31, 2004, January 2, 2004, and January 3, 2003, were as follows: net proceeds to us from new timeshare note sales of $312 million, $231 million and $341 million, respectively; repurchases by us of defaulted loans (over 150 days overdue) of $18 million, $19 million and $16 million, respectively; servicing fees received by us of $4 million, $3 million and $3 million, respectively; and cash flows received from our retained interests of $90 million, $47 million and $28 million, respectively.

At December 31, 2004, $810 million of principal remains outstanding in all sales in which we have a retained residual interest. Delinquencies of more than 90 days at December 31, 2004, amounted to $4 million. Net of recoveries, we incurred no losses on defaulted loans that were resolved during the year ended December 31, 2004. We have been able to resell timeshare units underlying defaulted loans without incurring material losses.

On November 21, 2002, we repurchased notes receivable with a principal balance of $381 million and immediately sold $365 million of those notes, along with $135 million of additional notes, in a $500 million sale to an investor group. We have included net proceeds from these transactions of $89 million, including repayments of interest rate swaps on the $381 million of repurchased notes receivable, in the net proceeds from new timeshare note sales disclosed above. We realized a gain of $14 million, primarily associated with the $135 million of additional notes sold, which is included in the $60 million gain on the sales of notes receivable for fiscal year 2002 disclosed above.

We have completed a stress test on the fair value of the residual interests with the objective of measuring the change in value associated with independent changes in individual key variables. The methodology used applied unfavorable changes that would be considered statistically significant for the key variables of prepayment rate, discount rate and weighted average remaining term. The fair value of the residual interests was $190 million at December 31, 2004, before any stress test changes were applied. An increase of 100 basis points in the prepayment rate would decrease the year-end valuation by $3 million, or 1.7 percent, and an increase of 200 basis points in the prepayment rate would decrease the year-end valuation by $7 million, or 3.4 percent. An increase of 100 basis points in the discount rate would decrease the year-end valuation by $4 million, or 2.2 percent, and an increase of 200 basis points in the discount rate would decrease the year-end valuation by $8 million, or 4.4 percent. A decline of two months in the weighted-average remaining term would decrease the year-end valuation by $2 million, or 1 percent, and a decline of four months in the weighted-average remaining term would decrease the year-end valuation by $4 million, or 2.1 percent.

7 SYNTHETIC FUEL

Operations

Our synthetic fuel operation currently consists of our interest in four coal-based synthetic fuel production facilities (the "Facilities"), two of which are located at a coal mine in Saline County, Illinois, with the remaining two located at a coal mine in Jefferson County, Alabama. Three of the four plants are held in one entity, and one of the plants is held in a separate entity. The synthetic fuel produced at the Facilities through 2007 qualifies for tax credits based on Section 29 of the Internal Revenue Code (credits are not available for fuel produced after 2007). Although the Facilities incur significant losses, these losses are more than offset by the tax credits generated under Section 29, which reduce our income tax expense.

At both of the locations, the synthetic fuel operation has entered into long-term site leases at sites that are adjacent to large underground mines as well as barge load-out facilities on navigable rivers. In addition, the synthetic fuel operation has entered into long-term coal purchase agreements with the owners of the adjacent coal mines and long-term synthetic fuel sales contracts with the Tennessee Valley Authority and with Alabama Power Company, two major utilities. These contracts ensure that the operation has long-term agreements to purchase coal and sell synthetic fuel, covering approximately 80 percent of the productive capacity of the facilities. From time to time, the synthetic fuel operation supplements these base contracts, as opportunities arise, by entering into spot contracts to buy coal from these or other coal mines and sell synthetic fuel to different end users. The operation is slightly seasonal as the synthetic fuel is mainly burned to produce electricity and electricity use peaks in the summer in the markets served by the synthetic fuel operation. The long-term contracts can generally be canceled by us in the event that we choose not to operate the Facilities or that the synthetic fuel produced at the Facilities does not qualify for tax credits under Section 29 of the Internal Revenue Code.

The synthetic fuel operation has entered into a long-term operations and maintenance agreement with an experienced manager of synthetic fuel facilities. This manager is responsible for staffing the facilities, operating and maintaining the machinery and conducting routine maintenance on behalf of the synthetic fuel operation.

Finally, the synthetic fuel operation has entered into a long-term license and binder purchase agreement with Headwaters Incorporated, which permits the operation to utilize a carboxylated polystyrene copolymer emulsion patented by Headwaters and manufactured by Dow Chemical that is mixed with coal to produce a qualified synthetic fuel.

Our Investment

As a result of a put option associated with the June 21, 2003, sale of a 50 percent ownership interest in the synthetic fuel entities, we consolidated the two synthetic fuel joint ventures from that date through November 6, 2003. Effective November 7, 2003,

because the put option was voided, we began accounting for the synthetic fuel joint ventures using the equity method of accounting. Beginning March 26, 2004, as a result of adopting FIN 46(R), we have again consolidated the synthetic fuel joint ventures, and we reflect our partner's share of the operating losses as minority interest.

Internal Revenue Service ("IRS") Placed-in-Service Challenge

In July 2004, IRS field auditors issued a notice of proposed adjustment and later a Summary Report to PacifiCorp, the previous owner of the Facilities, that included a challenge to the placed-in-service dates of three of the four synthetic fuel facilities owned by one of our synthetic fuel joint ventures. One of the conditions to qualify for tax credits under Section 29 of the Internal Revenue Code is that the production facility must have been placed in service before July 1, 1998.

We strongly believe that all the facilities meet the placed-in-service requirement. Although we are engaged in discussions with the IRS and are confident this issue will be resolved in our favor and not result in a material charge to us, we cannot assure you as to the ultimate outcome of this matter. If ultimately resolved against us we could be prevented from realizing projected future tax credits and cause us to reverse previously utilized tax credits, requiring payment of substantial additional taxes. Since acquiring the plants, we have recognized approximately $435 million of tax credits from all four plants through December 31, 2004. The tax credits recognized through December 31, 2004, associated with the three facilities in question totaled approximately $330 million.

On October 6, 2004, we entered into amendment agreements with our synthetic fuel partner that result in a shift in the allocation of tax credits between us. On the synthetic fuel facility that is not being reviewed by the IRS, our partner increased its allocation of tax credits from approximately 50 percent to 90 percent through March 31, 2005, and pays a higher price per tax credit to us for that additional share of tax credits. With respect to the three synthetic fuel facilities under IRS review, our partner reduced its allocation of tax credits from approximately 50 percent to an average of roughly 5 percent through March 31, 2005. If the IRS' placed-in-service challenge regarding the three facilities is not successfully resolved by March 31, 2005, our partner will have the right to return its ownership interest in those three facilities to us at that time. We will have the flexibility to continue to operate at current levels, reduce production and/or sell an interest to another party. If there is a successful resolution by March 31, 2005, our partner's share of the tax credits from all four facilities will return to approximately 50 percent. In any event, on March 31, 2005, our share of the tax credits from the one facility not under review will return to approximately 50 percent.

8 DISCONTINUED OPERATIONS

Senior Living Services

During 2002, we completed the sale of 41 properties for $210 million and recorded an after-tax loss of $2 million. On December 30, 2002, we entered into a definitive agreement to sell our senior living management business to Sunrise Senior Living, Inc. ("Sunrise") and to sell nine senior living communities to CNL Retirement Properties, Inc. ("CNL") and recorded an after-tax charge of $131 million. We completed the sales to Sunrise and CNL, in addition to the related sale of a parcel of land to Sunrise in March 2003, for $266 million. We recorded after-tax gains of $19 million in 2003.

Also, on December 30, 2002, we purchased 14 senior living communities for approximately $15 million in cash, plus the assumption of $227 million in debt, from an unrelated owner. We had previously agreed to provide a form of credit enhancement on the outstanding debt related to these communities. Management approved and committed to a plan to sell these communities within 12 months. As part of that plan, on March 31, 2003, we acquired all of the subordinated credit-enhanced mortgage securities relating to the 14 communities in a transaction in which we issued $46 million of unsecured Marriott International, Inc. notes, due April 2004. In the 2003 third quarter, we sold the 14 communities to CNL for approximately $184 million. We provided a $92 million acquisition loan to CNL in connection with the sale. Sunrise currently operates, and will continue to operate, the 14 communities under long-term management agreements. We recorded a gain, net of taxes, of $1 million.

The operating results of our senior living segment are reported in discontinued operations during the years ended January 2, 2004, and January 3, 2003, and the remaining assets and liabilities were classified as assets held for sale and liabilities of businesses held for sale, respectively, on the accompanying Consolidated Balance Sheet at January 3, 2003.

The following table provides additional income statement and balance sheet information relating to the Senior Living Services business:

($ in millions)	2004	2003	2002
Income Statement Summary			
Sales	$—	$184	$ 802
Pre-tax income on operations	$—	$ 11	$ 37
Tax provision	—	(4)	(14)
Income on operations, net of tax	$—	$ 7	$ 23
Pre-tax gain (loss) on disposal	$—	$ 31	$(141)
Tax (provision) benefit	—	(12)	10
Gain (loss) on disposal, net of tax	$—	$ 19	$(131)
Balance Sheet Summary			
Property, plant and equipment	$—	$ —	$ 434
Goodwill	—	—	115
Other assets	—	—	54
Liabilities	—	—	317

The tax benefit in 2002 of $10 million associated with the loss on disposal includes $45 million of additional taxes related to goodwill with no tax basis.

Distribution Services

In the third quarter of 2002, we completed a previously announced strategic review of our Distribution Services business and decided to exit that business. We completed that exit during the fourth quarter of 2002 through a combination of transferring certain facilities, closing other facilities and other suitable arrangements. In the year ended

January 3, 2003, we recognized a pre-tax charge of $65 million in connection with the decision to exit this business. The charge includes (1) $15 million for payments to third parties to subsidize their assumption of, or in some cases to terminate, existing distribution or warehouse lease contracts; (2) $9 million for severance costs; (3) $10 million related to the adjusting of fixed assets to net realizable values; (4) $2 million related to inventory losses; (5) $15 million for losses on equipment leases; (6) $10 million for losses on warehouse leases; and (7) $4 million of other associated charges.

The following table provides additional income statement and balance sheet information relating to the Distribution Services business:

($ in millions)	2004	2003	2002
Income Statement Summary			
Sales	$—	$—	$1,376
Pre-tax income (loss)	$ 3	$—	$ (24)
Tax (provision) benefit	(1)	—	10
Income (loss), net of tax	$ 2	$—	$ (14)
Pre-tax exit costs	$—	$—	$ (65)
Tax benefit	—	—	25
Exit costs, net of tax	$—	$—	$ (40)
Balance Sheet Summary			
Property, plant and equipment	$—	$—	$ 9
Other assets	—	—	21
Liabilities	—	—	49

9 GOODWILL AND INTANGIBLE ASSETS

($ in millions)	2004	2003
Contract acquisition costs	$ 738	$ 730
Accumulated amortization	(225)	(204)
	$ 513	$ 526
Goodwill	$1,051	$1,051
Accumulated amortization	(128)	(128)
	$ 923	$ 923

We capitalize costs incurred to acquire management, franchise, and license agreements that are both direct and incremental. We amortize these costs on a straight-line basis over the initial term of the agreements, typically 15 to 30 years. Amortization expense, including amounts related to discontinued operations, totaled $33 million in 2004, $28 million in 2003 and $42 million in 2002.

10 SHAREHOLDERS' EQUITY

Eight hundred million shares of our Class A Common Stock, with a par value of $.01 per share, are authorized. Ten million shares of preferred stock, without par value, are authorized, 200,000 shares have been issued, 100,000 of which were for the Employee Stock Ownership Plan (ESOP) and 100,000 of which were for Capped Convertible Preferred Stock. As of December 31, 2004, there were no outstanding shares of the ESOP stock, and all the shares of the Capped Convertible Preferred Stock shares were retired and cancelled.

On March 27, 1998, our Board of Directors adopted a shareholder rights plan under which one preferred stock purchase right was distributed for each share of our Class A Common Stock. Each right entitles the holder to buy 1/1000th of a share of a newly issued series of junior participating preferred stock of the Company at an exercise price of $175. The rights may not presently be exercised, but will be exercisable 10 days after a person or group acquires beneficial ownership of 20 percent or more of our Class A Common Stock or begins a tender or exchange for 30 percent or more of our Class A Common Stock. Shares owned by a person or group on March 27, 1998, and held continuously thereafter, are exempt for purposes of determining beneficial ownership under the rights plan. The rights are nonvoting and will expire on the tenth anniversary of the adoption of the shareholder rights plan unless previously exercised or redeemed by us for $.01 each. If we are involved in a merger or certain other business combinations not approved by the Board of Directors, each right entitles its holder, other than the acquiring person or group, to purchase common stock of either the Company or the acquirer having a value of twice the exercise price of the right.

During the second quarter of 2000, we established an employee stock ownership plan solely to fund employer contributions to the profit sharing plan. The ESOP acquired 100,000 shares of special-purpose Company convertible preferred stock (ESOP Preferred Stock) for $1 billion. The ESOP Preferred Stock had a stated value and liquidation preference of $10,000 per share, paid a quarterly dividend of 1 percent of the stated value, and was convertible into our Class A Common Stock at any time based on the amount of our contributions to the ESOP and the market price of the common stock on the conversion date, subject to certain caps and a floor price. We held a note from the ESOP, which was eliminated upon consolidation, for the purchase price of the ESOP Preferred Stock. The shares of ESOP Preferred Stock were pledged as collateral for the repayment of the ESOP's note, and those shares were released from the pledge as principal on the note was repaid. Shares of ESOP Preferred Stock released from the pledge were redeemable for cash based on the value of the common stock into which those shares could be converted. Principal and interest payments on the ESOP's debt were forgiven periodically to fund contributions to the ESOP and release shares of ESOP Preferred Stock. Unearned ESOP shares were reflected within shareholders' equity and amortized as shares of ESOP Preferred Stock were released and cash was allocated to employees' accounts. The fair market value of the unearned ESOP shares at December 28, 2001, was $263 million. The last of the shares of ESOP Preferred Stock were released to fund contributions as of July 18, 2002, at which time the remainder of the principal and interest due on the ESOP's note was forgiven. As of December 31, 2004, there were no outstanding shares of ESOP Preferred Stock.

Our accumulated other comprehensive income of $9 million and our accumulated other comprehensive loss of $41 million at December 31, 2004, and January 2, 2004, respectively, consists primarily of fair value changes of certain financial instruments and foreign currency translation adjustments.

11 INCOME TAXES

Total deferred tax assets and liabilities as of December 31, 2004, and January 2, 2004, were as follows:

($ in millions)	2004	2003
Deferred tax assets	**$ 834**	$ 698
Deferred tax liabilities	**(275)**	(232)
Net deferred taxes	**$ 559**	$ 466

The tax effect of each type of temporary difference and carryforward that gives rise to a significant portion of deferred tax assets and liabilities as of December 31, 2004, and January 2, 2004, were as follows:

($ in millions)	2004	2003
Self-insurance	**$ 24**	$ 35
Employee benefits	**194**	166
Deferred income	**35**	45
Other reserves	**78**	83
Frequent guest program	**65**	54
Tax credits	**269**	203
Net operating loss carryforwards	**51**	48
Timeshare financing	**(22)**	(8)
Property, equipment and intangible assets	**(123)**	(127)
Other, net	**3**	4
Deferred taxes	**574**	503
Less: valuation allowance	**(15)**	(37)
Net deferred taxes	**$ 559**	$ 466

At December 31, 2004, we had approximately $51 million of tax credits that expire through 2024, $218 million of tax credits that do not expire and $210 million of net operating losses, of which $139 million expire through 2023. The valuation allowance related to foreign net operating losses decreased as a result of our forecast of the realizability of the deferred tax asset, including the implementation of tax planning strategies.

We have made no provision for U.S. income taxes or additional foreign taxes on the cumulative unremitted earnings of non-U.S. subsidiaries ($402 million as of December 31, 2004) because we consider these earnings to be permanently invested. These earnings could become subject to additional taxes if remitted as dividends, loaned to us or a U.S. affiliate or if we sold our interests in the affiliates. We cannot practically estimate the amount of additional taxes that might be payable on the unremitted earnings.

The American Jobs Creation Act of 2004 ("the Jobs Act"), enacted on October 22, 2004, provides for a temporary 85 percent dividends received deduction on certain foreign earnings repatriated during a one-year period. The deduction would result in an approximate 5.25 percent federal tax rate on the repatriated earnings. To qualify for the deduction, the earnings must be reinvested in the United States pursuant to a domestic reinvestment plan established by a company's chief executive officer and approved by the company's board of directors. Certain other criteria in the Jobs Act must be satisfied as well. For Marriott, the one-year period during which the qualifying distributions can be made is fiscal 2005.

We are in the process of evaluating whether we will repatriate foreign earnings under the repatriation provisions of the Jobs Act, and if so, the amount that will be repatriated. The range of reasonably possible amounts that we are considering for repatriation, which would be eligible for the temporary deduction, is zero to $500 million. We are awaiting the issuance of further regulatory guidance and passage of statutory technical corrections with respect to certain provisions in the Jobs Act prior to determining the amounts we will repatriate. We expect to determine the amounts and sources of foreign earnings to be repatriated, if any, during the fourth quarter of fiscal 2005. The income tax effects of repatriation, if any, cannot be reasonably estimated at this time.

We are not yet in a position to determine the impact of a qualifying repatriation, should we choose to make one, on our income tax expense for fiscal 2005, the amount of our indefinitely reinvested foreign earnings, or the amount of our deferred tax liability with respect to foreign earnings.

The benefit (provision) for income taxes consists of:

($ in millions)		2004	2003	2002
Current	– Federal	**$(153)**	$ 5	$(129)
	– State	**(34)**	(28)	(42)
	– Foreign	**(29)**	(25)	(31)
		(216)	(48)	(202)
Deferred	– Federal	**90**	73	146
	– State	**5**	2	24
	– Foreign	**21**	16	—
		116	91	170
		$(100)	$ 43	$ (32)

The current tax provision does not reflect the benefits attributable to us relating to our ESOP of $70 million in 2002 or the exercise of employee stock options of $79 million in 2004, $40 million in 2003 and $25 million in 2002. Included in the above amounts are tax credits of $148 million in 2004, $214 million in 2003 and $164 million in 2002. The taxes applicable to other comprehensive income are not material.

A reconciliation of the U.S. statutory tax rate to our effective income tax rate for continuing operations follows:

	2004	2003	2002
U.S. statutory tax rate	**35.0 %**	35.0 %	35.0 %
State income taxes, net of U.S. tax benefit	**2.9**	3.8	4.0
Minority interest	**2.4**	—	—
Reduction in deferred taxes	**2.2**	—	—
Change in valuation allowance	**(3.3)**	(3.2)	—
Foreign income	**(1.4)**	(1.1)	(1.5)
Tax credits	**(22.6)**	(43.9)	(34.8)
Goodwill	—	—	3.6
Other, net	**0.1**	0.6	0.5
Effective rate	**15.3 %**	(8.8)%	6.8 %

Cash paid for income taxes, net of refunds, was $164 million in 2004, $144 million in 2003 and $107 million in 2002.

12 LEASES

We have summarized our future obligations under operating leases at December 31, 2004, below:

Fiscal Year	($ in millions)
2005	$ 121
2006	112
2007	121
2008	121
2009	115
Thereafter	989
Total minimum lease payments	$1,579

Most leases have initial terms of up to 20 years and contain one or more renewal options, generally for five- or 10-year periods. These leases provide for minimum rentals and additional rentals based on our operations of the leased property. The total minimum lease payments above include $544 million, representing obligations of consolidated subsidiaries that are non-recourse to Marriott International, Inc.

Rent expense consists of:

($ in millions)	2004	2003	2002
Minimum rentals	**$216**	$201	$222
Additional rentals	**93**	68	75
	$309	$269	$297

The totals above exclude minimum rent expenses of $8 million and $34 million, and additional rent expenses of $1 million and $4 million, for 2003 and 2002, respectively, related to the discontinued Senior Living Services business. The totals also do not include minimum rent expenses of $42 million for 2002 related to the discontinued Distribution Services business.

13 LONG-TERM DEBT

Our long-term debt at December 31, 2004, and January 2, 2004, consisted of the following:

($ in millions)	2004	2003
Senior Notes:		
Series B, interest rate of 6.875%, maturing November 15, 2005	**$ 200**	$ 200
Series C, interest rate of 7.875%, maturing September 15, 2009	**299**	299
Series D, interest rate of 8.125%, maturing April 1, 2005	**275**	275
Series E, interest rate of 7.0%, maturing January 15, 2008	**293**	293
Other senior note, interest rate of 3.114% at January 2, 2004, matured April 1, 2004	—	46
Mortgage debt, average interest rate of 7.9%, maturing May 15, 2025	**174**	178
Other	**84**	102
LYONs	—	62
	1,325	1,455
Less current portion	**(489)**	(64)
	$ 836	$1,391

As of December 31, 2004, all debt, other than mortgage debt and $10 million of other debt, is unsecured.

We have $500 million available for future offerings under "universal shelf" registration statements we have filed with the SEC.

We are party to two multicurrency revolving credit facilities that provide for aggregate borrowings of up to $2 billion; a $1.5 billion facility entered into in July 2001 that expires in July 2006; and a $500 million facility entered into in August 2003 that expires in August 2006. Borrowings under the facilities bear interest at the London Interbank

Offered Rate (LIBOR) plus a spread, based on our public debt rating. Additionally, we pay annual fees on the facilities at a rate also based on our public debt rating.

We are in compliance with covenants in our loan agreements, that require the maintenance of certain financial ratios and minimum shareholders' equity, and also include, among other things, limitations on additional indebtedness and the pledging of assets.

Aggregate debt maturities are: 2005 - $489 million; 2006 - $15 million; 2007 - $12 million; 2008 - $306 million; 2009 - $311 million and $192 million thereafter.

Cash paid for interest (including discontinued operations), net of amounts capitalized, was $105 million in 2004, $94 million in 2003 and $71 million in 2002.

On April 7, 2004, we sent notice to the holders of our Liquid Yield Option Notes due 2021 ("Notes") that, subject to the terms of the indenture governing the Notes, we would purchase for cash, at the option of each holder, any Notes tendered by the Holder and not withdrawn on May 10, 2004, at a purchase price of $880.50 per $1,000 principal amount at maturity.

On May 11, 2004, Marriott repurchased all of the outstanding Notes for aggregate cash consideration of approximately $62 million.

14 EARNINGS PER SHARE

The following table illustrates the reconciliation of the earnings and number of shares used in the basic and diluted earnings per share calculations.

(in millions, except per share amounts)	2004	2003	2002
Computation of Basic Earnings Per Share			
Income from continuing operations	**$ 594**	$ 476	$ 439
Weighted average shares outstanding	**226.6**	232.5	240.3
Basic earnings per share from continuing operations	**$2.62**	$2.05	$1.83
Computation of Diluted Earnings Per Share			
Income from continuing operations	**$ 594**	$ 476	$ 439
After-tax interest expense on convertible debt	**—**	—	4
Income from continuing operations for diluted earnings per share	**$ 594**	$ 476	$ 443
Weighted average shares outstanding	**226.6**	232.5	240.3
Effect of dilutive securities			
Employee stock option plan	**8.4**	6.6	6.2
Deferred stock incentive plan	**4.3**	4.8	5.2
Restricted stock units	**0.9**	0.6	—
Convertible debt	**0.3**	0.9	2.9
Shares for diluted earnings per share	**240.5**	245.4	254.6
Diluted earnings per share from continuing operations	**$2.47**	$1.94	$1.74

We compute the effect of dilutive securities using the treasury stock method and average market prices during the period. We determine dilution based on earnings from continuing operations.

In accordance with FAS No. 128, "Earnings per Share," we do not include the following stock options in our calculation of diluted earnings per share because the option exercise prices are greater than the average market price for our Class A Common Stock for the applicable period:

(a) for the year ended December 31, 2004, no stock options;
(b) for the year ended January 2, 2004, 5.7 million stock options; and
(c) for the year ended January 3, 2003, 6.9 million stock options.

15 EMPLOYEE STOCK PLANS

We issue stock options, deferred shares, restricted shares and restricted stock units under our 2002 Comprehensive Stock and Cash Incentive Plan (the "Comprehensive Plan"). Under the Comprehensive Plan, we may award to participating employees (1) options to purchase our Class A Common Stock (Stock Option Program and Supplemental Executive Stock Option awards), (2) deferred shares of our Class A Common Stock, (3) restricted shares of our Class A Common Stock, and (4) restricted stock units of our Class A Common Stock. In addition, in 2004 we had an employee stock purchase plan (Stock Purchase Plan). In accordance with the provisions of Opinion No. 25 of the Accounting Principles Board, we recognize no compensation cost for the Stock Option Program, the Supplemental Executive Stock Option awards or the Stock Purchase Plan. We recognize compensation cost for the restricted stock, deferred shares and restricted stock unit awards.

Deferred shares granted to directors, officers and key employees under the Comprehensive Plan generally vest over 5 to 10 years in annual installments commencing one year after the date of grant. We granted six thousand deferred shares during 2004. Compensation cost, net of tax, recognized during 2004, 2003 and 2002 was $4 million, $7 million and $6 million, respectively. At December 31, 2004, there was approximately $14 million in deferred compensation related to deferred shares.

Restricted shares under the Comprehensive Plan are issued to officers and key employees and distributed over a number of years in annual installments, subject to certain prescribed conditions, including continued employment. We recognize compensation expense for the restricted shares over the restriction period equal to the fair market value of the shares on the date of issuance. We awarded no restricted shares under this plan during 2004. We recognized compensation cost, net of tax, of $4 million in 2004, $4 million in 2003 and $3 million in 2002. At December 31, 2004, there was approximately $10 million in deferred compensation related to restricted shares.

Restricted stock units under the Comprehensive Plan are issued to certain officers and key employees and vest over four years in annual installments commencing one year after the date of grant. We recognize compensation expense for the fair market value of the shares over the vesting period. Included in the 2004 and 2003 compensation costs is $23 million and $8 million, respectively, net of tax, related to the grant of approximately 1.6 million units and 1.9 million units, respectively, under the restricted stock unit plan, which was started in the first quarter of 2003. At December 31, 2004, there was approximately $84 million in deferred compensation related to unit grants. Under the unit plan, fixed grants will be awarded annually to certain employees.

Under the Stock Purchase Plan in 2004, eligible employees were able to purchase our Class A Common Stock through payroll deductions at the lower of the market value at the beginning or end of each plan year.

Employee stock options may be granted to officers and key employees at exercise prices equal to the market price of our Class A Common Stock on the date of grant. Nonqualified options expire 10 years after the date of grant, except those issued from 1990 through 2000, which expire 15 years after the date of the grant. Most options under the Stock Option Program are exercisable in cumulative installments of one quarter at the end of each of the first four years following the date of grant. In February 1997, 2.2 million Supplemental Executive Stock Option awards were awarded to certain of our officers. The options vest after eight years but could vest earlier if our stock price meets certain performance criteria. None of these options, which have an exercise price of $25, were exercised during 2004, 2003 or 2002, and 1.9 million remained outstanding at December 31, 2004.

For the purposes of the disclosures required by FAS No. 123, "Accounting for Stock-Based Compensation," the fair value of each option granted during 2004, 2003 and 2002 was $17, $11 and $14, respectively. We estimated the fair value of each option granted on the date of grant using the Black-Scholes option-pricing method, using the assumptions noted in the following table:

	2004	2003	2002
Annual dividends	**$0.32**	$0.30	$0.28
Expected volatility	**31%**	32%	32%
Risk-free interest rate	**3.7%**	3.5%	3.6%
Expected life (in years)	**7**	7	7

Pro forma compensation cost for the Stock Option Program, the Supplemental Executive Stock Option awards and employee purchases pursuant to the Stock Purchase Plan subsequent to December 30, 1994, would reduce our net income as described in the "Summary of Significant Accounting Policies" as required by FAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure, an amendment of Financial Accounting Standards Board ("FASB") Statement No. 123."

A summary of our Stock Option Program activity during 2004, 2003 and 2002 is presented below:

	Number of Options (in millions)	Weighted Average Exercise Price
Outstanding at December 29, 2001	38.3	$29
Granted during the year	1.4	37
Exercised during the year	(1.6)	22
Forfeited during the year	(0.6)	37
Outstanding at January 3, 2003	37.5	29
Granted during the year	4.0	30
Exercised during the year	(4.6)	22
Forfeited during the year	(0.7)	37
Outstanding at January 2, 2004	36.2	29
Granted during the year	1.8	46
Exercised during the year	(7.3)	30
Forfeited during the year	(0.3)	38
Outstanding at December 31, 2004	30.4	$31

There were 22.0 million, 25.1 million and 24.9 million exercisable options under the Stock Option Program at December 31, 2004, January 2, 2004, and January 3, 2003, respectively, with weighted average exercise prices of $29, $28 and $25, respectively.

At December 31, 2004, 47.0 million shares were reserved under the Comprehensive Plan (including 32.3 million shares under the Stock Option Program and Supplemental Executive Stock Option awards), and 5.5 million shares were reserved under the Stock Purchase Plan.

Stock options issued under the Stock Option Program outstanding at December 31, 2004, were as follows:

	Outstanding			Exercisable	
Range of Exercise Prices	Number of Options (in millions)	Weighted Average Remaining Life (in Years)	Weighted Average Exercise Price	Number of Options (in millions)	Weighted Average Exercise Price
$ 3 to 5	0.4	1	$ 3	0.4	$ 3
6 to 9	1.2	3	7	1.2	7
10 to 15	1.6	5	13	1.6	13
16 to 24	1.1	6	17	1.1	17
25 to 37	18.7	8	31	13.8	31
38 to 49	7.4	8	45	3.9	44
$ 3 to 49	30.4	8	$31	22.0	$29

16 FAIR VALUE OF FINANCIAL INSTRUMENTS

We believe that the fair values of current assets and current liabilities approximate their reported carrying amounts. The fair values of noncurrent financial assets, liabilities and derivatives are shown below.

($ in millions)	2004 Carrying Amount	2004 Fair Value	2003 Carrying Amount	2003 Fair Value
Notes and other long-term assets	**$1,702**	**$1,770**	$1,740	$1,778
Long-term debt and other long-term liabilities	**$ 848**	**$ 875**	$1,373	$1,487
Derivative instruments	**$ —**	**$ —**	$ (1)	$ (1)

We value notes and other receivables based on the expected future cash flows discounted at risk-adjusted rates. We determine valuations for long-term debt and other long-term liabilities based on quoted market prices or expected future payments discounted at risk-adjusted rates.

17 DERIVATIVE INSTRUMENTS

During the year ended January 2, 2004, we entered into an interest rate swap agreement under which we receive a floating rate of interest and pay a fixed rate of interest. The swap modifies our interest rate exposure by effectively converting a note receivable with a fixed rate to a floating rate. The aggregate notional amount of the swap is $92 million, and it matures in 2010. The swap is classified as a fair value hedge, and the change in the fair value of the swap, as well as the change in the fair value of the underlying note receivable, is recognized in interest income. The fair value of the swap was a liability of approximately $3 million at December 31, 2004, and January 2, 2004. The hedge is highly effective, and therefore, no net gain or loss was reported in earnings during the years ended December 31, 2004, and January 2, 2004.

At December 31, 2004, we had six outstanding interest rate swap agreements to manage interest rate risk associated with the residual interests we retain in conjunction with our timeshare note sales. We are required by purchasers and/or rating agencies to utilize interest rate swaps to protect the excess spread within our sold note pools. The aggregate notional amount of the swaps is $535 million, and they expire through 2022. These swaps are not accounted for as hedges under FAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The fair value of the swaps is a net asset of approximately $3 million at December 31, 2004, a net asset of approximately $1 million at January 2, 2004, and a net liability of $2 million at January 3, 2003. We recorded a $2 million net gain, $3 million net gain and $21 million net loss during the years ended December 31, 2004, January 2, 2004 and January 3, 2003, respectively. These expenses were largely offset by income resulting from the change in fair value of the retained interests and note sale gains in response to changes in interest rates.

During the years ended December 31, 2004, and January 2, 2004, we entered into interest rate swaps to manage interest rate risk associated with forecasted timeshare note sales. These swaps were not accounted for as hedges under FAS No. 133. The swaps were terminated upon the sale of the notes and resulted in a gain of $2 million during the year ended December 31, 2004, and a loss of $4 million during the year ended January 2, 2004. These amounts were largely offset by changes in the note sale gains and losses.

During the years ended December 31, 2004, and January 2, 2004, we entered into forward foreign exchange contracts to manage the foreign currency exposure related to certain monetary assets denominated in pounds sterling. The aggregate dollar equivalent of the notional amount of the contracts is $36 million at December 31, 2004. The forward exchange contracts are not accounted for as hedges in accordance with FAS No. 133. The fair value of the forward contracts is approximately zero at December 31, 2004, and January 2, 2004. We recorded a $3 million and $2 million net loss relating to these forward foreign exchange contracts for the years ended December 31, 2004 and January 2, 2004, respectively. The net losses for both years were offset by income recorded from translating the related monetary assets denominated in pounds sterling into U.S. dollars.

During fiscal years 2004 and 2003, we entered into foreign exchange option and forward contracts to hedge the potential volatility of earnings and cash flows associated with variations in foreign exchange rates. The aggregate dollar equivalent of the notional amounts of the contracts is $36 million at December 31, 2004. These contracts have terms of less than a year and are classified as cash flow hedges. Changes in their fair values are recorded as a component of other comprehensive income. The fair value of the forward contracts is approximately zero and $1 million at December 31, 2004, and January 2, 2004, respectively. During 2004, it was determined that certain derivatives were no longer effective in offsetting the hedged item. Thus, cash flow hedge accounting treatment was discontinued and the ineffective contracts resulted in a loss of $1 million, which was reported in earnings for fiscal year 2004. The remaining hedges were highly effective and there was no net gain or loss reported in earnings for the fiscal years 2004 and 2003. As of December 31, 2004, there were no deferred gains or losses accumulated in other comprehensive income that we expect to reclassify into earnings over the next 12 months.

18 CONTINGENCIES

Guarantees

We issue guarantees to certain lenders and hotel owners primarily to obtain long-term management contracts. The guarantees generally have a stated maximum amount of funding and a term of five years or less. The terms of guarantees to lenders generally require us to fund if cash flows from hotel operations are inadequate to cover annual debt service or to repay the loan at the end of the term. The terms of the guarantees to hotel owners generally require us to fund if the hotels do not attain specified levels of operating profit.

We also enter into project completion guarantees with certain lenders in conjunction with hotels and timeshare units that we or our joint venture partners are building.

The maximum potential amount of future fundings for guarantees where we are the primary obligor and the carrying amount of the liability for expected future fundings at December 31, 2004, are as follows:

Guarantee Type	Maximum Potential Amount of Future Fundings	Liability for Future Fundings at December 31, 2004
($ in millions)		
Debt service	$227	$ 4
Operating profit	276	14
Project completion	52	—
Other	46	5
Total guarantees where Marriott International is the primary obligor	$601	$23

Our guarantees of $601 million listed above include $91 million for guarantees that will not be in effect until the underlying hotels open and we begin to manage the properties. The $91 million of guarantees not in effect is comprised of $72 million of operating profit guarantees and $19 million of debt service guarantees. Guarantee fundings to lenders and hotel owners are generally recoverable as loans and are generally repayable to us out of future hotel cash flows and/or proceeds from the sale of hotels.

In addition to the guarantees noted above, in conjunction with financing obtained for specific projects or properties owned by joint ventures in which we are a party, we may provide industry standard indemnifications to the lender for loss, liability or damage occurring as a result of the actions of the other joint venture owner or our own actions, in each case limited to the lesser of (i) our ownership interest in the entity or (ii) the actual loss, liability or damage occurring as a result of our actions.

The guarantees above do not include $349 million related to Senior Living Services lease obligations and lifecare bonds for which we are secondarily liable. Sunrise is the primary obligor of the leases and a portion of the lifecare bonds, and CNL is the primary obligor of the remainder of the lifecare bonds. Prior to the sale of the Senior Living Services business at the end of the first quarter of 2003, these pre-existing guarantees were guarantees by the Company of obligations of consolidated Senior Living Services subsidiaries. Sunrise and CNL have indemnified us for any guarantee fundings we may be called on to make in connection with these lease obligations and lifecare bonds. We do not expect to fund under the guarantees.

The guarantees above also do not include lease obligations for which we became secondarily liable when we acquired the Renaissance Hotel Group N.V. in 1997, consisting of annual rent payments of approximately $63 million and total remaining rent payments through the initial term plus available extensions of approximately $1.56 billion. We are also secondarily obligated for real estate taxes and other charges associated with the leases. Third parties have severally indemnified us for all payments we may be required to make in connection with these obligations. Since we assumed these guarantees, we have not funded any amounts, and we do not expect to fund any amounts under these guarantees in the future.

Commitments and Letters of Credit

In addition to the guarantees noted above, as of December 31, 2004, we had extended approximately $42 million of loan commitments to owners of lodging properties, under which we expect to fund approximately $12 million by December 30, 2005, and $14 million over the following year. We do not expect to fund the remaining $16 million of commitments, which expire as follows: $14 million within one year and $2 million after five years. At December 31, 2004, we also have commitments to invest $37 million of equity for a minority interest in two partnerships that plan to purchase both full-service and select-service hotels in the U.S.

At December 31, 2004, we also had $96 million of letters of credit outstanding on our behalf, the majority of which related to our self-insurance programs. Surety bonds issued on our behalf as of December 31, 2004, totaled $486 million, the majority of which were requested by federal, state or local governments related to our timeshare and lodging operations and self-insurance programs.

Litigation and Arbitration

CTF/HPI arbitration and litigation. On April 8, 2002, we initiated an arbitration proceeding against CTF Hotel Holdings, Inc. ("CTF") and its affiliate, Hotel Property Investments (B.V.I.) Ltd. ("HPI"), in connection with a dispute over procurement and other issues for certain Renaissance hotels and resorts that we manage for CTF and HPI. On April 12, 2002, CTF filed a lawsuit in U.S. District Court in Delaware against us and Avendra LLC, alleging that, in connection with procurement at 20 of those hotels, we engaged in improper acts of self-dealing, and claiming breach of fiduciary, contractual and other duties; fraud; misrepresentation; and violations of the RICO and the Robinson-Patman Acts. CTF seeks various remedies, including a stay of the arbitration proceedings against CTF and unspecified actual, treble and punitive damages. The district court enjoined the arbitration with respect to CTF, but granted our request to stay the court proceedings pending the resolution of the arbitration with respect to HPI. Both parties have appealed that ruling. The arbitration panel hearing on the matter began on April 6, 2004, and concluded on June 11, 2004. Briefing has been concluded.

In a decision dated August 23, 2004, a panel of the Third Circuit affirmed the district court's stay of the arbitration as to CTF but reversed the district court's stay of the trial. On September 7, 2004, we filed with the Third Circuit a petition for rehearing en banc in which we asked the court to reconsider its decision vacating the stay of the trial. The petition was denied on September 24, 2004. No scheduling order has been entered by the district court.

We believe that CTF's and HPI's claims against us are without merit, and we intend to vigorously defend against them. However, we cannot assure you as to the outcome of the arbitration or the related litigation; nor can we currently estimate the range of any potential losses to the Company.

19 BUSINESS SEGMENTS

We are a diversified hospitality company with operations in five business segments:

- **Full-Service Lodging,** which includes Marriott Hotels & Resorts, The Ritz-Carlton, Renaissance Hotels & Resorts and Bulgari Hotels & Resorts;
- **Select-Service Lodging,** which includes Courtyard, Fairfield Inn and SpringHill Suites;
- **Extended-Stay Lodging,** which includes Residence Inn, TownePlace Suites, Marriott ExecuStay and Marriott Executive Apartments;
- **Timeshare,** which includes the development, marketing, operation and ownership of timeshare properties under the Marriott Vacation Club International, The Ritz-Carlton Club, Marriott Grand Residence Club and Horizons by Marriott Vacation Club International brands; and
- **Synthetic Fuel,** which includes our interest in the operation of coal-based synthetic fuel production facilities.

In addition to the segments above, in 2002 we announced our intent to sell, and subsequently did sell, our Senior Living Services business segment and exited our Distribution Services business segment.

We evaluate the performance of our segments based primarily on the results of the segment without allocating corporate expenses, interest expense and interest income. With the exception of the Synthetic Fuel segment, we do not allocate income taxes to our segments. The synthetic fuel operation generated a tax benefit and credits of $165 million, $245 million and $208 million, respectively, for the years ended December 31, 2004, January 2, 2004, and January 3, 2003, from our synthetic fuel joint venture. As timeshare note sales are an integral part of the timeshare business, we include timeshare note sale gains in our timeshare segment results, and we allocate other gains as well as equity in earnings (losses) from our joint ventures to each of our segments.

We have aggregated the brands and businesses presented within each of our segments considering their similar economic characteristics, types of customers, distribution channels and the regulatory business environment of the brands and operations within each segment.

Revenues

($ in millions)	2004	2003	2002
Full-Service	**$ 6,611**	$5,876	$5,508
Select-Service	**1,118**	1,000	967
Extended-Stay	**547**	557	600
Timeshare	**1,502**	1,279	1,147
Total Lodging	**9,778**	8,712	8,222
Synthetic Fuel	**321**	302	193
	$10,099	$9,014	$8,415

Income from Continuing Operations

($ in millions)	2004	2003	2002
Full-Service	**$ 426**	$ 407	$ 397
Select-Service	**140**	99	130
Extended-Stay	**66**	47	(3)
Timeshare	**203**	149	183
Total Lodging financial results	**835**	702	707
Synthetic Fuel (after-tax)	**107**	96	74
Unallocated corporate expenses	**(138)**	(132)	(126)
Interest income, provision for loan losses and interest expense	**55**	12	24
Income taxes (excluding Synthetic Fuel)	**(265)**	(202)	(240)
	$ 594	$ 476	$ 439

Equity in Earnings (Losses) of Equity Method Investees

($ in millions)	2004	2003	2002
Full-Service	**$ 10**	$ 8	$ 5
Select-Service	**(17)**	(22)	(8)
Timeshare	**(7)**	(4)	(2)
Synthetic Fuel	**(28)**	10	—
Corporate	**—**	1	(1)
	$(42)	$ (7)	$(6)

Depreciation and Amortization

($ in millions)	2004	2003	2002
Full-Service	**$ 64**	$ 54	$ 54
Select-Service	**12**	10	9
Extended-Stay	**9**	10	10
Timeshare	**49**	49	38
Total Lodging	**134**	123	111
Corporate	**24**	29	31
Synthetic Fuel	**8**	8	8
Discontinued operations	**—**	—	37
	$166	$160	$187

Assets

($ in millions)	2004	2003	2002
Full-Service	**$3,230**	$3,436	$3,423
Select-Service	**817**	833	771
Extended-Stay	**241**	286	274
Timeshare	**2,321**	2,350	2,225
Total Lodging	**6,609**	6,905	6,693
Corporate	**1,943**	1,189	911
Synthetic Fuel	**116**	83	59
Discontinued operations	—	—	633
	$8,668	$8,177	$8,296

Equity Method Investments

($ in millions)	2004	2003	2002
Full-Service	**$120**	$310	$327
Select-Service	**77**	95	114
Timeshare	**31**	22	13
Total Lodging	**228**	427	454
Corporate	**21**	41	21
	$249	$468	$475

Goodwill

($ in millions)	2004	2003	2002
Full-Service	**$851**	$851	$851
Select-Service	—	—	—
Extended-Stay	**72**	72	72
Timeshare	—	—	—
Total Lodging	**$923**	$923	$923

Capital Expenditures

($ in millions)	2004	2003	2002
Full-Service	**$ 95**	$ 93	$138
Select-Service	**16**	38	23
Extended-Stay	**1**	3	39
Timeshare	**38**	45	36
Total Lodging	**150**	179	236
Corporate	**31**	16	20
Synthetic Fuel	—	—	7
Discontinued operations	—	15	29
	$181	$210	$292

Segment expenses include selling expenses directly related to the operations of the businesses, aggregating $454 million in 2004, $452 million in 2003 and $421 million in 2002. Approximately 94 percent of the selling expenses are related to our Timeshare segment.

The consolidated financial statements include the following related to international operations: sales of $968 million in 2004, $711 million in 2003 and $584 million in 2002; financial results of $140 million in 2004, $102 million in 2003 and $94 million in 2002; and fixed assets of $358 million in 2004, $336 million in 2003 and $256 million in 2002. No individual country, other than the United States, constitutes a material portion of our sales, financial results or fixed assets.

20 RELATED PARTY TRANSACTIONS

We have equity method investments in entities that own properties where we provide management and/or franchise services and receive a fee. In addition, in some cases we provide loans, preferred equity or guarantees to these entities. Our ownership interest in these equity method investments generally varies from 10 to 50 percent. The following tables present financial data resulting from transactions with these related parties:

Income Statement Data

($ in millions)	2004	2003	2002
Base management fees	**$ 72**	$ 56	$ 48
Incentive management fees	**8**	4	4
Cost reimbursements	**802**	699	557
Owned, leased, corporate housing and other revenue	**29**	28	26
Total revenue	**$ 911**	$ 787	$ 635
General, administrative and other	**$ (33)**	$ (11)	$ (11)
Reimbursed costs	**(802)**	(699)	(557)
Gains and other income	**19**	21	44
Interest income	**74**	77	66
Reversal of (provision for) loan losses	**3**	(2)	(5)
Equity in earnings (losses)—synthetic fuel	**(28)**	10	—
Equity in earnings (losses)—other	**(14)**	(17)	(6)

Balance Sheet Data

($ in millions)	2004	2003
Current assets—accounts and notes receivable	**$ 72**	$ 118
Contract acquisition costs	**24**	42
Equity method investments	**249**	468
Loans to equity method investees	**526**	558
Other long-term receivables	**3**	—
Other long-term assets	**38**	30
Current liabilities:		
Accounts payable	**(3)**	(2)
Other payables and accruals	**(4)**	(1)
Other long-term liabilities	**(11)**	(10)

Summarized information relating to the entities in which we have equity method investments is as follows:

Income Statement Summary

($ in millions)	**2004**	**2003**	**2002**
Sales	**$1,617**	$1,487	$1,322
Net loss	**$ (69)**	$ (102)	$ (59)

Balance Sheet Summary

($ in millions)	**2004**	**2003**
Assets (primarily comprised of hotel real estate managed by us)	**$3,834**	$4,171
Liabilities	**$3,223**	$3,275

21 VARIABLE INTEREST ENTITIES

FIN 46, "Consolidation of Variable Interest Entities" ("the Interpretation"), was effective for all enterprises with variable interests in variable interest entities created after January 31, 2003. FIN 46(R), which was revised in December 2003, was effective for all entities to which the provisions of FIN 46 were not applied as of December 24, 2003. We applied the provisions of FIN 46(R) to all entities subject to the Interpretation as of March 26, 2004. Under FIN 46(R), if an entity is determined to be a variable interest entity, it must be consolidated by the enterprise that absorbs the majority of the entity's expected losses, receives a majority of the entity's expected residual returns, or both, the "primary beneficiary."

As a result of adopting FIN 46(R), we consolidated our two synthetic fuel joint ventures as of March 26, 2004. At December 31, 2004, the ventures had working capital of $6 million, and the book value of the synthetic fuel facilities ("the Facilities") was $29 million. The ventures have no long-term debt. See Footnote No. 7, "Synthetic Fuel," of the Notes to Consolidated Financial Statements for additional disclosure related to our synthetic fuel operation, including the nature, purpose and size of the two synthetic fuel joint ventures, as well as the nature of our involvement and the timing of when our involvement began.

We currently consolidate four other entities that are variable interest entities under FIN 46(R). These entities were established with the same partner to lease four Marriott-branded hotels. The combined capital in the four variable interest entities is $3 million, which is used primarily to fund hotel working capital. Our equity at risk is $2 million, and we hold 55 percent of the common equity shares.

We have one other significant interest in an entity that is a variable interest entity under FIN 46(R). In February 2001, we entered into a shareholders' agreement with an unrelated third party to form a joint venture to own and lease luxury hotels to be managed by us. In February 2002, the joint venture signed its first lease with a third-party landlord. The initial capital structure of the joint venture is $4 million of debt and $4 million of equity. We hold 35 percent of the equity, or $1 million, and 65 percent of the debt, or $3 million, for a total investment of $4 million. In addition, each equity partner entered into various guarantees with the landlord to guarantee lease payments. Our total exposure under these guarantees is $17 million. Our maximum exposure to loss is $21 million. We do not consolidate the joint venture since we do not bear the majority of the expected losses or expected residual returns.

QUARTERLY FINANCIAL DATA — UNAUDITED

	Fiscal Year 2004[1,3]				
($ in millions, except per share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Fiscal Year
Revenues[2]	$2,252	$2,402	$2,304	$3,141	$10,099
Operating income[2]	$ 151	$ 118	$ 99	$ 109	$ 477
Income from continuing operations	$ 114	$ 160	$ 132	$ 188	$ 594
Discontinued operations, after tax	—	—	1	1	2
Net income	$ 114	$ 160	$ 133	$ 189	$ 596
Diluted earnings per share from continuing operations	$ .47	$ .67	$ .55	$ .79	$ 2.47
Diluted earnings (losses) per share from discontinued operations	—	—	.01	—	.01
Diluted earnings per share	$ .47	$ .67	$ .56	$ .79	$ 2.48

	Fiscal Year 2003[1,3]				
($ in millions, except per share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Fiscal Year
Revenues[2]	$2,023	$2,016	$2,109	$2,866	$ 9,014
Operating income[2]	$ 58	$ 68	$ 90	$ 161	$ 377
Income from continuing operations	$ 87	$ 126	$ 93	$ 170	$ 476
Discontinued operations, after tax	29	(1)	(1)	(1)	26
Net income (loss)	$ 116	$ 125	$ 92	$ 169	$ 502
Diluted earnings per share from continuing operations	$ .36	$ .52	$ .38	$ .69	$ 1.94
Diluted earnings (losses) per share from discontinued operations	.12	(.01)	(.01)	—	.11
Diluted earnings (losses) per share	$ .48	$ .51	$ .37	$ .69	$ 2.05

[1] The quarters consisted of 12 weeks, except for the fourth quarter, which consisted of 16 weeks.

[2] Balances reflect Senior Living Services and Distribution Services businesses as discontinued operations.

[3] The sum of the earnings per share for the four quarters differs from annual earnings per share due to the required method of computing the weighted average shares in interim periods.

SELECTED HISTORICAL FINANCIAL DATA — UNAUDITED

The following table presents a summary of selected historical financial data for the Company derived from our financial statements as of and for the five fiscal years ended December 31, 2004.

Since the information in this table is only a summary and does not provide all of the information contained in our financial statements, including the related notes, you should read "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our Consolidated Financial Statements.

	Fiscal Year[2]				
($ in millions, except per share data)	**2004**	**2003**	**2002**	**2001**	**2000**
Income Statement Data:					
Revenues[1]	**$10,099**	$9,014	$8,415	$7,768	$7,911
Operating income[1]	**$ 477**	$ 377	$ 321	$ 420	$ 762
Income from continuing operations	**$ 594**	$ 476	$ 439	$ 269	$ 490
Discontinued operations	**2**	26	(162)	(33)	(11)
Net income	**$ 596**	$ 502	$ 277	$ 236	$ 479
Per Share Data:					
Diluted earnings per share from continuing operations	**$ 2.47**	$ 1.94	$ 1.74	$ 1.05	$ 1.93
Diluted earnings (loss) per share from discontinued operations	**.01**	.11	(.64)	(.13)	(.04)
Diluted earnings per share	**$ 2.48**	$ 2.05	$ 1.10	$ .92	$ 1.89
Cash dividends declared per share	**$ .330**	$ .295	$ .275	$ .255	$ .235
Balance Sheet Data (at end of year):					
Total assets	**$ 8,668**	$8,177	$8,296	$9,107	$8,237
Long-term debt[1]	**836**	1,391	1,553	2,708	1,908
Shareholders' equity	**4,081**	3,838	3,573	3,478	3,267
Other Data:					
Base management fees[1]	**435**	388	379	372	383
Incentive management fees[1]	**142**	109	162	202	316
Franchise fees[1]	**296**	245	232	220	208

[1] Balances reflect our Senior Living Services and Distribution Services businesses as discontinued operations.
[2] All fiscal years included 52 weeks, except for 2002, which included 53 weeks.


Franchise Fees
Incentive Management Fees
Base Management Fees
$907
$383
$316
$208
$794
$372
$202
$220
$773
$379
$162
$232
$742
$388
$109
$245
$873
$435
$142
$296
00
01
02
03
04

TOTAL FEES
($ in millions)


$1,908
$2,708
$1,553
$1,391
$836
00
01
02
03
04

LONG-TERM DEBT
($ in millions)


$1.93
$1.05
$1.74
$1.94
$2.47
00
01
02
03
04

DILUTED EARNINGS PER SHARE FROM CONTINUING OPERATIONS

NON-GAAP FINANCIAL MEASURE RECONCILIATION — UNAUDITED

Return on Invested Capital (ROIC) of 14.1 percent (excluding our synthetic fuel operation) referenced on page 4 of this report is calculated as earnings before income taxes and interest expense (EBIT), excluding the synthetic fuel operation, divided by average capital investment. ROIC is a financial measure that is not presented in accordance with U.S. generally accepted accounting principles. We consider ROIC (excluding our synthetic fuel operation) to be a meaningful indicator of our operating performance because it measures how effectively we use the money invested in our lodging operations. However, ROIC should not be considered an alternative to net income, income from continuing operations or any other operating measure prescribed by U.S. generally accepted accounting principles.

The reconciliation of income from continuing operations to earnings before income taxes and interest expense is as follows:

	Full Year 2004			Full Year 2003		
($ in millions)	Income from Continuing Operations	Synthetic Fuel Impact	Excluding Synthetic Fuel	Income from Continuing Operations	Synthetic Fuel Impact	Excluding Synthetic Fuel
Income from continuing operations	$594	$ 107	$487	$476	$ 96	$380
Add:						
Provision (benefit) for income taxes	100	(165)	265	(43)	(245)	202
Tax benefit included in minority interest	—	—	—	94	94	—
Interest expense	99	—	99	110	—	110
Timeshare interest	21	—	21	21	—	21
Earnings before income taxes and interest expense	$814	$ (58)	$872	$658	$ (55)	$713

The reconciliation of assets to invested capital is as follows:

	Full Year 2004			Full Year 2003		
($ in millions)	Total	Synthetic Fuel Impact	Excluding Synthetic Fuel	Total	Synthetic Fuel Impact	Excluding Synthetic Fuel
Assets	$ 8,668	$116	$ 8,552	$ 8,177	$ 83	$ 8,094
Add: cumulative goodwill amortization	128	—	128	128	—	128
Less:						
Current liabilities, net of current portion of long-term debt	(1,867)	(76)	(1,791)	(1,706)	(16)	(1,690)
Deferred tax assets, net	(559)	—	(559)	(466)	—	(466)
Timeshare capitalized interest	(21)	—	(21)	(22)	—	(22)
Invested capital	$ 6,349	$40	$ 6,309	$ 6,111	$ 67	$ 6,044
Average capital investment	$ 6,230	$54	$ 6,177			
Return on invested capital			14.1%			

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

Management of Marriott International is responsible for the integrity and objectivity of the consolidated financial statements and other financial information presented in this annual report. In meeting this responsibility, we maintain a highly developed system of internal controls, policies and procedures, including an internal auditing function.

The consolidated financial statements have been audited by Ernst & Young LLP, independent registered public accounting firm. The firm's report expresses an informed judgment as to whether management's financial statements, considered in their entirety, fairly present our financial position, operating results and cash flows in conformity with U.S. generally accepted accounting principles.

The Board of Directors pursues its responsibility for the financial statements through its Audit Committee, composed of four directors not otherwise employed by the company. The committee meets a minimum of four times during the year with the independent registered public accounting firm, representatives of management and the internal auditors to review the scope and results of the internal and external audits, the accounting principles applied in financial reporting, and financial and operational controls. The independent registered public accounting firm and internal auditors have unrestricted access to the Audit Committee, with or without the presence of management.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of Marriott International, Inc. (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting and for the assessment of the effectiveness of internal control over financial reporting. As defined by the Securities and Exchange Commission, internal control over financial reporting is a process designed by, or under the supervision of the Company's principal executive and principal financial officers and effected by the Company's Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements in accordance with U.S. generally accepted accounting principles.

The Company's internal control over financial reporting is supported by written policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the Company's transactions and dispositions of the Company's assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of the consolidated financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of the Company's management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In connection with the preparation of the Company's annual consolidated financial statements, management has undertaken an assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO Framework). Management's assessment included an evaluation of the design of the Company's internal control over financial reporting and testing of the operational effectiveness of those controls.

Based on this assessment, management has concluded that as of December 31, 2004, the Company's internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

Ernst & Young LLP, the independent registered public accounting firm that audited the Company's consolidated financial statements included in this report, have issued an attestation report on management's assessment of internal control over financial reporting, a copy of which appears on the next page of this annual report.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Board of Directors and Shareholders of Marriott International, Inc.:

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that Marriott International, Inc. maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("the COSO criteria"). Marriott International, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Marriott International, Inc. maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Marriott International, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Marriott International, Inc. as of December 31, 2004 and January 2, 2004, and the related consolidated statements of income, cash flows, comprehensive income and shareholders' equity for each of the three fiscal years in the period ended December 31, 2004 of Marriott International, Inc. and our report dated February 21, 2005 expressed an unqualified opinion thereon.

Ernst + Young LLP

McLean, Virginia
February 21, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Marriott International, Inc.:

We have audited the accompanying consolidated balance sheet of Marriott International, Inc. as of December 31, 2004 and January 2, 2004, and the related consolidated statements of income, cash flows, comprehensive income and shareholders' equity for each of the three fiscal years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Marriott International, Inc. as of December 31, 2004 and January 2, 2004, and the consolidated results of its operations and its cash flows for each of the three fiscal years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Marriott International, Inc.'s internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 21, 2005 expressed an unqualified opinion thereon.

Ernst + Young LLP

McLean, Virginia
February 21, 2005

DIRECTORS AND OFFICERS

DIRECTORS

J.W. MARRIOTT, JR.[1]
Chairman of the Board and
Chief Executive Officer

RICHARD S. BRADDOCK[3]
Chairman
MidOcean Equities

LAWRENCE W. KELLNER[2,4]
President and Chief Operating Officer
Continental Airlines, Inc.

DEBRA L. LEE[4,5]
President and Chief Operating Officer
Black Entertainment Television

JOHN W. MARRIOTT III
Executive Vice President – Lodging

FLORETTA DUKES MCKENZIE[3,4]
Former Founder and Chairwoman
The McKenzie Group

GEORGE MUÑOZ[2,4,5]
Principal
Muñoz Investment Banking Group, L.L.C.

HARRY J. PEARCE[5]
Former Chairman
Hughes Electronics Corporation

ROGER W. SANT[1,2,3]
Chairman Emeritus
The AES Corporation

WILLIAM J. SHAW[5]
President and Chief Operating Officer

LAWRENCE M. SMALL[2,3]
Secretary
The Smithsonian Institution

DIRECTOR EMERITUS

STERLING D. COLTON

CHAIRMAN EMERITUS THE RITZ-CARLTON HOTEL COMPANY, L.L.C.

WILLIAM R. TIEFEL

SENIOR EXECUTIVE OFFICERS

J.W. MARRIOTT, JR.[†]
Chairman of the Board and
Chief Executive Officer

WILLIAM J. SHAW[†]
President and Chief Operating Officer

JOSEPH RYAN[†]
Executive Vice President and
General Counsel

ARNE M. SORENSON[†]
Executive Vice President,
Chief Financial Officer and
President – Continental European Lodging

JAMES M. SULLIVAN[†]
Executive Vice President
Lodging Development

CORPORATE OFFICERS

JAMES E. AKERS
Senior Vice President and
Associate General Counsel

LINDA A. BARTLETT
Executive Vice President
Finance, International Lodging

CARL T. BERQUIST[†]
Executive Vice President
Financial Reporting and Enterprise
Risk Management

A. BRADFORD BRYAN, JR.
Executive Vice President
Architecture and Construction

SIMON F. COOPER[†]
President and Chief Operating Officer
The Ritz-Carlton Hotel Company, L.L.C.

VICTOR L. CRAWFORD
Market Vice President
North American Operations

MICHAEL E. DEARING
Executive Vice President
Project Finance

VICTORIA L. DOLAN
Senior Vice President
Finance, Marriott Vacation Club International

JOEL M. EISEMANN
Executive Vice President
Owner and Franchise Services

JAMES C. FISHER
Senior Vice President
Owner and Franchise Services

PAUL FOSKEY
Executive Vice President – Lodging Development

EDWIN D. FULLER[†]
President and Managing Director
Marriott Lodging – International

STEVEN M. GOLDMAN
Senior Vice President and
Associate General Counsel

DAVID J. GRISSEN
Senior Vice President – Lodging Operations

CAROLYN B. HANDLON[5]
Executive Vice President – Finance
and Global Treasurer

RICHARD S. HOFFMAN
Executive Vice President
Mergers, Acquisitions and Development Planning

DOROTHY M. INGALLS
Corporate Secretary and Senior Counsel

MICHAEL E. JANNINI
Executive Vice President – Brand Management

NORMAN K. JENKINS[5]
Senior Vice President
Lodging Development – North America

STEPHEN P. JOYCE
Executive Vice President
Owner and Franchise Services and
North American Full Service Development

KEVIN P. KEARNEY
Executive Vice President
Lodging Development – Europe

BRENDAN M. KEEGAN[†]
Executive Vice President – Human Resources

KARL KILBURG
Senior Vice President – International Operations

KEVIN M. KIMBALL
Executive Vice President – Finance

THOMAS E. LADD
Senior Vice President – Government Affairs

NANCY C. LEE
Senior Vice President and
Deputy General Counsel

JOHN W. MARRIOTT III[†]
Executive Vice President – Lodging

ANDREA M. MATTEI
Senior Vice President and
Associate General Counsel

ROBERT J. McCARTHY[†]
Executive Vice President
North American Lodging Operations

AMY C. McPHERSON
Executive Vice President
Sales and Marketing

SCOTT E. MELBY
Executive Vice President
Development Planning and Feasibility

ROBERT A. MILLER
President – Marriott Leisure

PAMELA G. MURRAY
Executive Vice President
Enterprise Accounting Services

DARYL A. NICKEL
Executive Vice President – Lodging Development
Select-Service and Extended-Stay Brands

LAURA E. PAUGH
Senior Vice President – Investor Relations

M. LESTER PULSE, JR.
Executive Vice President – Taxes

DAVID A. RODRIGUEZ[5]
Executive Vice President
Lodging Human Resources

EDWARD A. RYAN
Senior Vice President and
Associate General Counsel

DAVID M. SAMPSON[5]
Senior Vice President – Diversity Initiatives

CHARLOTTE B. STERLING[5]
Executive Vice President – Communications

STEPHEN P. WEISZ[†]
President
Marriott Vacation Club International

CARL WILSON
Executive Vice President and
Chief Information Officer

BRUCE W. WOLFF
Executive Vice President
Distribution Sales and Strategy

LEGEND
[1] Executive Committee
[2] Audit Committee
[3] Compensation Policy Committee
[4] Nominating and Corporate Governance Committee
[5] Committee for Excellence
[†] Executive officer as defined under the Securities Exchange Act of 1934

CORPORATE INFORMATION

CORPORATE HEADQUARTERS
Marriott International, Inc.
Marriott Drive
Washington, D.C. 20058
301/380-3000
Internet: Marriott.com

COMMON STOCK LISTINGS
The company's Class A common stock (ticker symbol: MAR) is listed on the New York Stock Exchange and other exchanges.

SHAREHOLDERS OF RECORD
48,282 at February 10, 2005

REGISTRAR AND TRANSFER AGENT
Shareholder inquiries regarding stock transfers, dividend payments, address changes, enrollment in the company's direct investment plan, lost stock certificates, or other stock account matters should be directed to:

EquiServe Trust Company, N.A.
66 Brooks Drive
Braintree, Mass. 02184
800/311-4816 (U.S. and Canada)
781/575-2720 (International)
Internet: equiserve.com

INVESTOR RELATIONS
For information, call: 301/380-6500
Internet: Marriott.com/investor

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Ernst & Young LLP
McLean, Va.

ANNUAL MEETING OF SHAREHOLDERS
May 6, 2005 — 10:30 a.m.
JW Marriott Hotel
1331 Pennsylvania Avenue, NW
Washington, D.C.

COMMON STOCK PRICES AND DIVIDENDS

	Stock Price		Dividends Declared
	High	Low	Per Share
2004 – First quarter	$46.80	$40.64	$0.075
– Second quarter	51.50	41.82	0.085
– Third quarter	50.48	44.95	0.085
– Fourth quarter	63.99	48.15	0.085
2003 – First quarter	$34.89	$28.55	$0.070
– Second quarter	40.44	31.23	0.075
– Third quarter	41.59	37.66	0.075
– Fourth quarter	47.20	40.04	0.075

TELEPHONE NUMBERS
For reservations or information, call:

Marriott Hotels & Resorts	800/228-9290
Marriott Conference Centers	800/453-0309
Renaissance Hotels & Resorts	800/468-3571
The Ritz-Carlton Hotel Company, L.L.C.	800/241-3333
Bulgari Hotels & Resorts	301/547-4900
JW Marriott Hotels & Resorts	800/228-9290
Courtyard	800/321-2211
SpringHill Suites	888/287-9400
Fairfield Inn	800/228-2800
Residence Inn	800/331-3131
TownePlace Suites	800/257-3000
Marriott Executive Apartments	800/800-5744
Marriott ExecuStay	800/800-5744
Marriott Vacation Club International	800/332-1333
Horizons by Marriott Vacation Club	888/220-2086
Marriott Grand Residence Club	866/204-7263
The Ritz-Carlton Club	800/941-4386

LODGING DEVELOPMENT INQUIRIES

North America	
Full-Service	301/380-3200
Select-Service and Extended-Stay	301/380-5237
Latin America	301/380-2340
Europe, the Middle East and Africa	011-411-723-5100
Asia/Pacific	011-852-2521-1848

CEO AND CFO CERTIFICATIONS
As required by the New York Stock Exchange listing rules, our Chief Executive Officer certified to the New York Stock Exchange on May 25, 2004, that he was not aware of any violation by the company of the New York Stock Exchange listing standards as of that date. In addition, our Chief Executive Officer and our Chief Financial Officer have provided certifications with respect to the company's public disclosure as required under Rule 13a-14(a) and Rule 13a-14(b) of the Securities Exchange Act, which certifications were filed as Exhibits 31.1, 31.2 and 32 to the company's Annual Report on Form 10-K for fiscal year 2004 filed with the Securities and Exchange Commission.

OTHER INFORMATION
Any shareholder who would like a copy of the company's Annual Report on Form 10-K for fiscal year 2004 may obtain one, without charge, by addressing a request to the Secretary, Marriott International, Inc., Department 52/862, Marriott Drive, Washington, D.C. 20058. The company's copying costs will be charged if copies of exhibits to the Annual Report on Form 10-K are requested. You may also obtain a copy of the Annual Report on Form 10-K for fiscal year 2004, including exhibits, from the company's web site at Marriott.com/investor and click on "Corporate Information and SEC Filings."

Internet Users: You are invited to learn more about Marriott's business and growth opportunities at Marriott.com/investor. Our investor site includes investor presentations, earnings conference calls, press releases, company history, and information about the company's governance and board of directors. You may also enroll in our dividend reinvestment plan.

Shareholders may also elect to receive notices of shareholder meetings, proxy materials and annual reports electronically through the internet. If your shares are registered in your own name, and not in "street name" through a broker or other nominee, contact our transfer agent, EquiServe Trust Company, N.A. at econsent.com/mar to consent to electronic delivery.

If your shares are registered in "street name" through a broker or other nominee, you must first vote your shares using the internet at proxyvote.com, and immediately after voting, fill out the consent form that appears on-screen at the end of the voting procedure.

MARRIOTT INTERNATIONAL, INC.
MARRIOTT DRIVE
WASHINGTON, D.C. 20058

MARRIOTT.COM

2004 AWARDS

MARRIOTT INTERNATIONAL, INC.

THE RITZ-CARLTON® HOTEL COMPANY, L.L.C.

MARRIOTT® HOTELS & RESORTS

COURTYARD BY MARRIOTT®

TOWNEPLACE SUITES BY MARRIOTT®

MARRIOTT REWARDS®

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